     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 2000

                                                      REGISTRATION NO. 333-37488
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                     3842                        13-4018241
 (State or other jurisdiction of              (Primary Standard Industrial         (I.R.S. Employer
  incorporation or organization)              Classification Code Number)        Identification No.)

                            ------------------------
                              10700 BREN ROAD WEST

                              MINNETONKA, MN 55343
                                 (952) 933-4666
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------
                                DOUGLAS W. KOHRS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                              10700 BREN ROAD WEST
                              MINNETONKA, MN 55343
                                 (952) 933-4666
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

             Thomas A. Letscher, Esq.                             Steven J. Gartner, Esq.
         Oppenheimer Wolff & Donnelly LLP                        Willkie Farr & Gallagher
  Plaza VII, Suite 3300, 45 South Seventh Street                    787 Seventh Avenue
           Minneapolis, Minnesota 55402                          New York, New York 10019
                  (612) 607-7000                                      (212) 728-8000

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED AUGUST 4, 2000


6,250,000 SHARES

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.


Common Stock                                                      [AMS LOGO]
    $              per share

--------------------------------------------------------------------------------

- American Medical Systems Holdings, Inc. is offering 6,250,000 shares.

- We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

- This is our initial public offering and no public market currently exists for our shares.

- Proposed trading symbol: Nasdaq National Market -- AMMD.

                             ----------------------
THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                     PER SHARE        TOTAL
                                                                     ---------      ----------
Public offering price.......................................          $             $
Underwriting discount.......................................          $             $
Proceeds to American Medical Systems........................          $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Warburg, Pincus Equity Partners, L.P. has granted the underwriters a 30-day option to purchase up to 937,500 additional shares of common stock to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY
                       BANC OF AMERICA SECURITIES LLC
                                                           CHASE H&Q

               THE DATE OF THIS PROSPECTUS IS             , 2000.

                               INSIDE FRONT COVER



BROAD ARRAY OF UROLOGICAL SURGICAL PRODUCTS


                                AMS SPHINCTER 800(TM) URINARY PROSTHESIS
 [Picture of AMS                Artificial Sphincters are used to treat male and    [Diagram of
 Sphincter 800 Urinary          female urinary and fecal incontinence.              related anatomy]
 Prosthesis]

                                IN-FAST(TM) SLING SYSTEM
 [Picture of In-Fast]           Sling procedures are used to treat female           [Diagram of
                                incontinence.                                       related anatomy]

                                STRAIGHT-IN(TM) MALE SLING SYSTEM
 [Picture of Straight-In]       Sling procedures can also be used to treat male     [Diagram of
                                incontinence. We recently introduced the            related anatomy]
                                Straight-In product, which is used in a sling
                                procedure for the treatment of male
                                incontinence.


                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
Summary.....................................................           5
Risk Factors................................................          12
Forward-Looking Statements..................................          19
Use of Proceeds.............................................          20
Dividend Policy.............................................          20
Capitalization..............................................          21
Dilution....................................................          23
Selected Financial Data.....................................          24
Unaudited Pro Forma Consolidated Statement of Operations....          26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................          28
Business....................................................          41
Management..................................................          60
Certain Transactions........................................          72
Principal and Selling Stockholders..........................          75
Description of Capital Stock................................          77
Shares Eligible for Future Sale.............................          80
Underwriting................................................          82
Legal Matters...............................................          84
Experts.....................................................          84
Change in Independent Accountants...........................          85
Where You Can Find More Information.........................          85
Index to Financial Statements...............................         F-1

                 ---------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements.

BUSINESS OF AMERICAN MEDICAL SYSTEMS

We are the leading independent company focused solely on supplying medical devices to physicians specializing in the treatment of urological disorders. We currently manufacture and market a broad and well-established line of proprietary products directly to urologists, with our principal focus on the three major urological disorders: incontinence, erectile dysfunction and prostate disease. We believe our long-standing reputation for quality and innovative products and excellent relationships with leading urological surgeons position us not only to benefit from the growth in the urology market, but to drive it.

We are the worldwide leader in most of the markets in which we participate. The following exemplify our market leadership:

  - #1 market position in artificial urinary sphincters for the treatment of incontinence.

  - #2 market position in sling systems, one of the fastest growing surgical procedures for the treatment of incontinence, based on a survey we conducted of more than 100 urologists.

  - #1 market position in penile prostheses for the treatment of erectile dysfunction, with more than 60% market share.

  - #1 market position in permanent urethral stents for the treatment of strictures and enlarged prostate glands, also referred to as benign prostatic hyperplasia, or BPH.

During 1998 and 1999, we incurred significant losses. Most of these losses were due to charges related to our acquisition from Pfizer Inc. in September 1998. We incurred a net loss of $6.5 million during the period from September 11, 1998 to December 31, 1998 and a net loss of $9.8 million in 1999. In connection with this acquisition, we recorded inventories at fair market value on the date of the acquisition, which required an inventory write-up of $21.8 million. This write-up was charged to cost of sales as these inventories were sold. We charged to cost of sales $10.2 million during the period from September 11, 1998 to December 31, 1998 and $11.6 million in the first quarter of 1999. We also wrote off $7.4 million of in-process research and development during 1999 related to our acquisitions of the UroVive bulking system for the treatment of urinary stress incontinence in August 1999 and Influence, Inc. in December 1999. We also incurred transition and reorganization costs of $2.5 million during the period from September 11, 1998 to December 31, 1998 and $3.0 million in 1999 related to our acquisition from Pfizer.

Currently, approximately 60 million people in the United States suffer from the urological disorders addressed by our products. We estimate that approximately 11 million of these people have a disorder severe enough to be likely candidates for treatment with our products. However, a very small percentage of people suffering from these disorders have undergone procedures to resolve their conditions. We believe that several key factors will accelerate demand for surgical approaches to treat these disorders. These factors include an aging population, expanding treatment alternatives driven by new technologies and techniques, increased consumer awareness and higher quality of life expectations.

Our product development and acquisition strategy is designed to be responsive to the wide range of surgical treatments demanded by our urologist customers and their patients. During the past 18 months, we significantly enhanced our product offering and added leading-edge, less-invasive medical devices in our core product areas. In August 1999, we acquired the UroVive bulking system. In October 1999, we acquired exclusive worldwide distribution rights to the InjecTx ethanol injection system for the treatment of BPH. The InjecTx system was recently renamed the ProstaJect system. In December 1999, we acquired Influence, Inc., one of the leading providers of surgical devices to treat female incontinence. We now offer multiple surgical solutions for the treatment of the following major urological disorders:

  - Incontinence. Our products include artificial sphincters, sling systems and bulking systems. Our incontinence products represented $26.9 million, or 33%, of our 1999 net sales. Sales of incontinence products would have been $37.5 million in 1999 if Influence sales had been included for the entire year.

  - Erectile Dysfunction. Our erectile dysfunction products include a full line of inflatable and malleable penile prostheses and a diagnostic system used to determine the causes of erectile dysfunction. Urologists have implanted over 200,000 of our devices with high patient satisfaction rates. Our erectile dysfunction products represented $47.2 million, or 58%, of our 1999 net sales.

  - Prostate Disease. We participate in the prostate disease market with our endourethral stents, resection loops and a minimally invasive system for treatment of BPH. Our prostate disease products represented $7.2 million, or 9%, of our 1999 net sales.

Since our founding in 1972, we have focused solely on surgical product solutions for urologists. These surgical products are generally high margin, sophisticated products requiring training and frequent contact with physicians. Over time, our sales force has developed very strong relationships throughout the urologist community and we believe this is a primary competitive advantage. Today, we employ one of the largest sales forces solely focused on the urology market, with over 100 domestic and international direct sales representatives and 45 international distributors. Through this sales force, we continue to strengthen our relationships with urologists by assisting them with expanding their practices and increasing patient awareness of our products. Our relationship with urologists is an important part of our growth strategy, providing us with a source of new product ideas and a conduit through which to introduce new products.

In 1999, our international business represented 23% of our total net sales. We plan to grow our international business and expect it to be an increasing portion of our sales. In order to achieve this goal, we have recently added a new senior management team and restructured our international business. We are also refocusing our European operations to respond to the needs of the local markets and to develop marketing and reimbursement strategies on a country-by-country basis.

CORPORATE INFORMATION

We founded our business in 1972. Pfizer Inc. acquired our business in 1985. In September 1998, a group of investors led by Warburg, Pincus Equity Partners, L.P., financed the purchase of our assets from Pfizer. We formed American Medical Systems Holdings, Inc., our current holding company, in April 2000.


This prospectus contains references to our trademarks Acticon(TM), American Medical Systems(TM), AMS 700(TM), AMS Ambicor(R), AMS Sphincter 800(TM), Coaguloop(R), Flast(TM), In-Fast(TM), Influence(R), ProstaJect(TM), Straight-In(TM), Triangle(R), UroLume(R), UroVive(TM), and Ultrex(R). All other trademarks or trade names referred to in this prospectus are the property of their respective owners, in particular Pfizer Inc. owns Viagra(R) and VIVUS, Inc. owns MUSE(TM).

In this prospectus, references to "AMS," "the company," "we" and "our," unless the context otherwise requires, refer to American Medical Systems Holdings, Inc. and its subsidiaries, including its wholly owned operating subsidiary, American Medical Systems, Inc. References to "Warburg Pincus," unless we specifically state otherwise, refer to Warburg, Pincus Equity Partners, L.P.

RECAPITALIZATION AND STOCK SPLIT

Prior to the closing of the offering, we will effect a three-for-one stock split. Simultaneous with the completion of the offering, all of our outstanding preferred stock, together with accumulated dividends, will be converted into common stock, and we will amend our certificate of incorporation to eliminate our currently designated preferred stock.

OFFICE AND WEBSITE LOCATION


Our principal executive offices are located at 10700 Bren Road West, Minnetonka, Minnesota 55343, and our telephone number is (952) 933-4666. Our website is located at www.visitAMS.com. Our website is not intended to be part of this prospectus.

THE OFFERING


Common stock offered...............................    6,250,000 shares

Common stock outstanding after the offering........    27,189,029 shares

Offering price.....................................    $     per share

Use of proceeds....................................    We intend to use the proceeds from the offering
                                                       to repay approximately $39 million of
                                                       outstanding indebtedness under the guaranteed
                                                       portions of our senior credit facility, to pay
                                                       contingent purchase price payments relating to
                                                       our acquisition of Influence, and the balance
                                                       for general corporate purposes, including to
                                                       fund future product development and acquisitions
                                                       of technologies, products and companies. See
                                                       "Use of Proceeds" for more detailed information
                                                       about our use of proceeds from the offering.

Proposed Nasdaq National Market symbol.............    AMMD


The number of shares of common stock to be outstanding after the offering excludes:


    - 3,125,811 shares of our common stock that we may issue upon the exercise of outstanding options at a weighted average exercise price of $2.23 per share;



    - 687,189 shares of our common stock available for future issuances under our 2000 Equity Incentive Plan; and


    - 225,210 shares of our common stock that we estimate issuing under an Exchange Agreement we entered into in December 1999 in connection with our acquisition of Influence (assuming all contingent purchase price payments are earned); and

    - 300,000 shares of our common stock available for future issuances under our Employee Stock Purchase Plan.

Except as otherwise noted, all information in this prospectus:

    -   assumes no exercise of the underwriters' over-allotment option;

    - reflects the completion of a 3-for-1 stock split that will occur prior to the closing of the offering;

    - reflects the conversion upon the closing of the offering of all of our outstanding preferred stock, plus accrued dividends on these shares, into 3,517,967 shares of our voting common stock and 17,334,062 shares of our non-voting common stock; and

    - assumes the filing of our amended and restated certificate of incorporation which will occur simultaneously with the closing of the offering.

The total number of shares of common stock into which our preferred stock is convertible is subject to adjustments for accumulated dividends on the preferred stock as of the conversion date. In addition, the conversion price for the series A preferred stock is equal to the initial public offering price. In this prospectus, we have assumed an initial public offering price of $12.00, the midpoint of the range, and that the conversion of all of our preferred stock occurred on June 30, 2000. Additional shares of common stock will be issued for the dividends that accumulate after June 30, 2000. Approximately 38,982 additional shares of common stock will be issued for the dividends that accumulate for each month after June 30, 2000 until the conversion occurs.

SUMMARY FINANCIAL DATA

In the pro forma column of the consolidated statement of operations data below, we have adjusted the statement of operations data for the year ended December 31, 1999, to give the estimated effects of our acquisition of Influence on December 16, 1999, as if the transaction closed on January 1, 1999.


In calculating the pro forma net loss per share in the consolidated statement of operations data below, we have given effect to the conversion of all of our outstanding preferred stock, plus accumulated dividends, into common stock as if the conversion occurred at the beginning of the respective period. We will use approximately $39 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of a number of shares which would generate proceeds sufficient to repay approximately $39 million of our debt as of the beginning of 1999, pro forma net income (loss) per share would have been $(.39) per share for the year ended December 31, 1999 and $.01 for the six months ended June 30, 2000.



                             COMBINED PREDECESSOR             CONSOLIDATED AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                         ----------------------------   -----------------------------------------------------------------
                                         PERIOD FROM     PERIOD FROM
                                         JANUARY 1,     SEPTEMBER 11,                   PRO FORMA      SIX MONTHS ENDED
                          YEAR ENDED       1998 TO         1998 TO       YEAR ENDED     YEAR ENDED         JUNE 30,
                         DECEMBER 31,   SEPTEMBER 10,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   -------------------
                             1997           1998            1998            1999           1999         1999       2000
                         ------------   -------------   -------------   ------------   ------------   --------   --------
                                                      (in thousands, except per share data)
STATEMENT OF OPERATIONS
  DATA:
Net sales..............    $91,958         $54,615        $ 23,115        $ 81,353       $ 92,506     $ 40,234   $ 50,079
Cost of sales(1).......     19,694          14,050          15,551          31,419         34,299       21,109     11,515
                           -------         -------        --------        --------       --------     --------   --------
Gross profit...........     72,264          40,565           7,564          49,934         58,207       19,125     38,564

Operating expenses:
  Marketing and
    sales..............     21,607          18,486           8,261          30,400         37,036       14,390     19,883
  Research and
    development........     16,251          10,177           2,884           9,552         11,708        4,536      5,993
  General and
    administrative.....     17,073          19,846           1,951           7,889         10,114        4,124      5,629
  Transition and
    reorganization.....         --              --           2,517           3,000          3,000        3,000      1,000
  Amortization of
    intangibles........        998              19             965           4,260          7,510        1,970      4,001
  In-process research
    and development....         --              --              --           7,354          7,354           --         --
                           -------         -------        --------        --------       --------     --------   --------
Total operating
  expenses.............     55,929          48,528          16,578          62,455         76,722       28,020     36,506
                           -------         -------        --------        --------       --------     --------   --------
Operating income
  (loss)...............     16,335          (7,963)         (9,014)        (12,521)       (18,515)      (8,895)     2,058
Royalty and other
  income (expense).....       (112)           (155)            180           4,205          4,205        2,208      1,427
Interest income
  (expense)............         --              --          (1,672)         (6,873)        (7,087)      (3,358)    (4,081)
                           -------         -------        --------        --------       --------     --------   --------
Income (loss) before
  taxes................     16,223          (8,118)        (10,506)        (15,189)       (21,397)     (10,045)      (596)

-------------------------------------------------------------------------------------------------------------------------
                                                                      Footnote appears on the following page.

                             COMBINED PREDECESSOR             CONSOLIDATED AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                         ----------------------------   -----------------------------------------------------------------
                                         PERIOD FROM     PERIOD FROM
                                         JANUARY 1,     SEPTEMBER 11,                   PRO FORMA      SIX MONTHS ENDED
                          YEAR ENDED       1998 TO         1998 TO       YEAR ENDED     YEAR ENDED         JUNE 30,
                         DECEMBER 31,   SEPTEMBER 10,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   -------------------
                             1997           1998            1998            1999           1999         1999       2000
                         ------------   -------------   -------------   ------------   ------------   --------   --------
                                                      (in thousands, except per share data)
Income tax benefit
  (expense)............     (6,136)          3,241           4,024           5,340          5,340        4,018         40
                           -------         -------        --------        --------       --------     --------   --------
Net income (loss)......    $10,087         $(4,877)       $ (6,482)       $ (9,849)      $(16,057)    $ (6,027)  $   (556)
                           =======         =======        ========        ========       ========     ========   ========
Pro forma net income
  (loss) per
  share--basic and
  diluted..............                                                   $   (.70)                              $   (.03)
                                                                          ========                               ========
Shares used in pro
  forma per share
  calculation..........                                                     14,128                                 20,902
                                                                          ========                               ========


---------------------------------------------

(1) In connection with our acquisition from Pfizer Inc., we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories above manufacturing costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.


In the pro forma column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of June 30, 2000, to give effect to the conversion of all of our outstanding preferred stock, as if such conversion had occurred on June 30, 2000, plus accumulated dividends, into 3,517,967 shares of our voting common stock and 17,334,062 shares of our non-voting common stock upon the closing of the offering. We have also reflected approximately $39 million repayment of debt from the proceeds of the offering.



In the pro forma as adjusted column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of June 30, 2000, to give effect to the adjustments set forth above and our receipt of the estimated net proceeds of $68.8 million from the sale of 6,250,000 shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $12.00 per share and the application of these proceeds as set forth under the caption "Use of Proceeds."



                                                                         AS OF JUNE 30, 2000
                                                                 ------------------------------------
                                                                                           PRO FORMA
                                                                  ACTUAL     PRO FORMA    AS ADJUSTED
                                                                 --------    ---------    -----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................         $  4,840    $  4,840      $ 34,490
Working capital (deficit)...............................           (1,675)     (1,675)       27,975
Total assets............................................          190,070     190,070       219,720
Long-term liabilities...................................           96,521      96,521        57,421
Redeemable preferred stock..............................           70,120          --            --
Stockholders' equity (deficit)..........................          (24,738)     45,382       114,132

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus. If any of these risks actually occur, our business, financial condition, operating results or cash flows, could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

IF PATIENTS CHOOSE NON-INVASIVE ALTERNATIVES, OUR SALES MAY DECLINE.

We predominantly sell medical devices for invasive or minimally invasive surgical procedures. If patients do not accept our products, our sales may decline. Patient acceptance of our products depends on a number of factors, including the failure of non-invasive therapies, the degree of invasiveness involved in the procedures using our products, the rate and severity of complications from the procedures using our products and other adverse side effects from the procedures using our products.


Patients are always more likely first to consider non-invasive alternatives to treat their urological disorders. Patients with incontinence conditions are likely first to try pads, adult diapers or exercises to self-manage their condition. Patients with erectile dysfunction are likely first to try oral medications. For example, the primary oral medication used to treat erectile dysfunction today is Viagra. Another non-invasive treatment is MUSE. MUSE is an applicator which inserts medication into the urethra. Following the introduction of MUSE in 1997 and the anticipation of Viagra in 1998, sales of our penile implant products declined significantly. The introduction of new oral medications or other less-invasive therapies may cause our sales to decline in the future.


IF PHYSICIANS DO NOT RECOMMEND AND ENDORSE OUR PRODUCTS, OUR SALES MAY DECLINE OR WE MAY BE UNABLE TO INCREASE OUR REVENUES AND PROFITABILITY.

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Many of the products we recently acquired or are developing are based on new treatment methods. Acceptance of our products is dependent on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to competitive products, and on training physicians in the proper application of our products.

IF WE FAIL TO COMPETE SUCCESSFULLY IN THE FUTURE AGAINST OUR EXISTING OR POTENTIAL COMPETITORS, OUR REVENUES AND OPERATING RESULTS MAY BE NEGATIVELY AFFECTED AND WE MAY NOT ACHIEVE FUTURE GROWTH.

Many of our competitors in the urology market have greater resources, more widely accepted products, less-invasive therapies, greater technical capabilities and stronger name recognition than we do. Our competitors will continue to improve their products and develop new competing products, including less-invasive or non-invasive products such as Viagra. We may be unable to compete effectively with our competitors if we cannot keep up with existing or new alternative products, techniques, therapies and technology in the urology market. These new technologies and products may beat our products to the market, be more effective than our products or render our products obsolete by substantially reducing the prevalence of incontinence, erectile dysfunction or prostate diseases. See "Business--Competition" for more information about our competitors.

IF WE ARE UNABLE TO MANAGE SUCCESSFULLY OUR ISRAELI OPERATIONS, OUR RESEARCH AND DEVELOPMENT EFFORTS MAY SUFFER.

We acquired Influence in December 1999. Influence's research and manufacturing operations are located in the State of Israel. We are relying on our Influence research and development staff to develop new products, particularly for incontinence. If we fail to manage our Israeli operations effectively from the United States we may not develop new or improved incontinence products. We rely on the two founders of Influence to manage our Israeli operations. The Influence founders have other business interests, and under their employment agreements they are only required to devote 40% of their time to our business. These employment agreements expire in December 2000, unless the parties agree to extend them.

In addition, many of our Israeli employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and can be called to active military duty at any time. A significant leave of absence of these employees, without the ability to hire additional employees or replace key employees, could have a negative impact on our product development efforts.

IF WE FAIL TO MANAGE SUCCESSFULLY OUR TWO U.S. SALES FORCES, WE MAY HARM OUR BUSINESS BY CREATING CONFUSION IN THE UROLOGY MARKET.

Since our acquisition of Influence, we have maintained two separate sales forces in the United States, one that sells our traditional products and one that sells Influence's sling procedure kits for the treatment of incontinence. The Influence sales force sells products that are less invasive than some of the products the AMS sales force sells. In some cases, our two sales forces sell products that may compete for the same patients, which may create tension between our sales forces. Our use of two sales forces may also confuse our customers because customers may not know which of our sales representatives sell a particular product.

IF WE CANNOT OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR OUR PRODUCTS, PHYSICIANS AND PATIENTS MAY BE RELUCTANT TO USE OUR PRODUCTS AND SALES MAY DECLINE.


We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. The U.S. Health Care Financing Administration, or HCFA, recently published a list of products for which it will provide reimbursement when used in the outpatient hospital setting. This list does not include our artificial urinary sphincters. If HCFA does not add this product to the list of products eligible for reimbursement in the outpatient hospital setting, our sales of artificial urinary sphincters may decline significantly. Our revenues depend largely on government health care programs and private health insurers reimbursing patients' medical expenses. Physicians, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products.


If we are unable to obtain adequate levels of reimbursement from third-party payors outside of the United States, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have governmentally managed health care systems that govern reimbursement for new devices and procedures. Some European countries, in particular France, have tightened reimbursement rates, which has contributed to a decrease in our international sales, particularly of our artificial urinary sphincter. See "Business--Third-Party Reimbursement" for more information regarding reimbursement in the United States and internationally.

IF OUR EFFORTS TO ACQUIRE OTHER COMPANIES OR PRODUCT LINES FAIL, OUR BUSINESS MAY NOT GROW.

As part of our growth strategy, we intend to pursue acquisitions of other companies or products and distribution arrangements. Our ability to grow through acquisitions or distribution arrangements depends upon our ability to identify, negotiate and complete suitable acquisitions or distribution arrangements. Even if we complete acquisitions, we may also experience:

    - difficulties in assimilating any acquired companies and products into our existing business;

    -   delays in realizing the benefits of the acquired company or products;

    - diversion of our management's time and attention from other business concerns;

    -   lack of or limited direct prior experience in new markets we may enter;
        or

    - difficulties in retaining key employees of the acquired business necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

IF WE SUPPLY PRODUCTS TO THE MARKET THAT WE MUST RECALL, OUR BUSINESS COULD SUFFER FROM NEGATIVE PUBLICITY AND OUR SALES COULD DECLINE.

In the event that any of our products prove to be defective, we could voluntarily recall, or the FDA could require us to redesign or implement a recall of, any defective product. Since our acquisition from Pfizer, the cost of sales for recalled products was approximately $1 million, of which $837,000 was related to one of our products. Based on this experience, and the fact that our competitors have also recalled products, we believe there is a possibility that we may recall products in the future and that future recalls could result in significant costs to us and significant negative publicity which could harm our ability to market our products in the future. Though it is not possible to quantify the economic impact of a recall, it could have a negative impact on our business.

WE MAY INCUR SUBSTANTIAL COSTS AND OUR BUSINESS MAY SUFFER DUE TO CURRENT AND FUTURE LITIGATION.

IF WE LOSE ANY EXISTING OR FUTURE INTELLECTUAL PROPERTY LAWSUITS, A COURT COULD REQUIRE US TO PAY SIGNIFICANT DAMAGES OR PREVENT US FROM SELLING OUR
PRODUCTS. The medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. We are currently involved in two intellectual property lawsuits with Boston Scientific Corporation relating to our sling procedure kits for the treatment of incontinence. See "Business--Legal Proceedings" for more specific information regarding these lawsuits. If Boston Scientific were to succeed in one or the other of these lawsuits, the court may:

    -   require us to pay significant damages to Boston Scientific;

    - prevent us from selling our sling procedure kits for the treatment of incontinence; or

    -   hold our patents invalid or unenforceable.

The occurrence of any of these would have a negative impact on our business.

In the future, we may become a party to other lawsuits involving patents or other intellectual property. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and efforts of our management. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

IF PRODUCT LIABILITY LAWSUITS ARE BROUGHT AGAINST US, OUR BUSINESS MAY BE HARMED. The manufacture and sale of medical devices entails significant risk of product liability claims. In the past, we have had a significant number of product liability claims relating to our penile prostheses. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Our existing products liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us with respect to uninsured liabilities or in excess of our insurance coverage, our business could suffer.

IF WE LOSE ONE OF OUR KEY SUPPLIERS, WE MAY BE UNABLE TO MEET OUR CUSTOMER ORDERS FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN OUR BUDGET.

If we are unable to obtain materials we need from our key suppliers, we may be unable to manufacture our products for a period of time or within our budget. We rely on one supplier for the silicone used in most of our implantable penile prosthesis and sphincters. We are aware of only two suppliers of silicone to the medical device industry for permanent implant usage. We rely mostly on one supplier for some of the components used in Influence's sling procedure kits. We are currently aware of only a few suppliers of these components that we may use if needed. In addition, some of our new products under development use materials that are available only from limited sources.

Suppliers of raw materials and components may decide for reasons beyond our control to cease supplying raw materials and components to us. For example, the controversies in the United States surrounding the use of silicone in breast implants have caused suppliers to carefully evaluate supplying silicone to manufacturers of medical devices. We have no written agreements with our key suppliers requiring them to supply us with these raw materials or components. In addition, the FDA requires us to identify any supplier we use. The FDA may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components.

OUR USE OF SILICONE TO MANUFACTURE OUR PENILE IMPLANTS COULD CAUSE PUBLIC CONTROVERSY WHICH MAY PREVENT CUSTOMERS FROM CHOOSING OUR PRODUCTS.

Our use of silicone in our products may result in controversies or even litigation, which could decrease sales of our largest product line. Although we do not use the type of silicone gel used in breast implants, the public may still view our penile implant products as harmful as a result of the controversies surrounding the use of silicone in breast implants. Studies or research unknown to date may also cast doubt on the safety of our products and the appropriateness of their intended use.

IF WE ARE UNABLE TO CONTINUE TO MEET THE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES WE MAY ENCOUNTER IN OUR INTERNATIONAL OPERATIONS, THE GROWTH OF OUR INTERNATIONAL BUSINESS MAY BE LIMITED.

Our international sales and operations subject us and our representatives, agents and distributors to laws and regulations of foreign jurisdictions. The following factors, among others, may negatively impact our international sales and operations. Our international sales are predominately generated in Europe. In Europe, healthcare regulation and reimbursement for medical devices vary significantly from country to country on a regular basis. This changing environment could adversely affect our ability to sell our products in some European countries.

We frequently launch new products in Europe. Our ability to launch new products rapidly and effectively in Europe can affect market acceptance of new products in the United States and other markets. In addition, we have experienced a higher turnover rate among our European sales force than we have experienced in the United States. Our ability to attract and retain an effective sales force in Europe will affect our European sales. Also, we will need to attract and retain distributors in countries outside of Europe to grow our international sales.

FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD RESULT IN DECLINES IN OUR REPORTED SALES AND EARNINGS.

Since our international sales are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. International sales accounted for 23% of our net sales in 1999. We expect that international sales will continue to be a significant portion of our business. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollars.

IF OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS DO NOT ADEQUATELY PROTECT OUR PRODUCTS, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS AND BE UNABLE TO OPERATE OUR BUSINESS PROFITABLY.

We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent applications will issue. The U.S. Patent and Trademark Office, or the PTO, may deny or significantly narrow claims made under patent applications and the issued patents, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

We seek to protect our trade secrets and unpatented proprietary technology, in part, with confidentiality agreements with our employees and consultants. We cannot assure you, however, that:

    -   these agreements will not be breached;

    -   we will have adequate remedies for any breach; or

    - trade secrets will not otherwise become known to or independently developed by our competitors.

IF WE FAIL TO OBTAIN REGULATORY APPROVAL TO COMMERCIALLY MANUFACTURE OR SELL ANY OF OUR PRODUCTS, OR IF APPROVAL IS DELAYED, WE WILL BE UNABLE TO GENERATE REVENUE FROM THE SALE OF THOSE PRODUCTS.

WE MUST OBTAIN REGULATORY APPROVALS TO MARKET OUR PRODUCTS IN THE UNITED STATES AND FOREIGN JURISDICTIONS. If we fail to receive regulatory approval for future products, we will be unable to market and sell these future products. In the United States, we must obtain approval from the FDA before we can begin commercializing most of our products. The FDA approval process is typically lengthy and expensive, and approval is never certain. For a description of the FDA regulatory process, see "Business--Government Regulation." Products distributed outside of the United States are also subject to foreign government regulations which vary from country to country. The time required to obtain approval from a foreign country may be longer or shorter than that required for FDA clearance. Our failure to comply with regulatory approvals could result in government authorities:

    -   imposing fines and penalties on us;

    -   preventing us from manufacturing our products;

    -   bringing civil or criminal charges against us;

    -   delaying the introduction of our new products into the market;

    -   recalling or seizing our products;

    -   disrupting the manufacture or distribution of our products; or

    -   withdrawing or denying approvals for our products.

WE WILL BE UNABLE TO SELL OUR PRODUCTS IF WE FAIL TO COMPLY WITH MANUFACTURING REGULATIONS. In order to commercially manufacture our products we must comply with the FDA's manufacturing regulations which govern design controls, quality systems and documentation policies and procedures. The FDA and foreign authorities periodically inspect our manufacturing facilities. Our failure to comply with these manufacturing regulations may prevent us or delay us from marketing or distributing our products and this would have a negative impact on our business. For a description of the manufacturing regulations we must comply with, see "Business--Government Regulation."

OUR BUSINESS MAY SUFFER IF OUR NEW PRODUCTS ARE NOT CLEARED TO MARKET IN THE UNITED STATES OR ANY OTHER MARKET. We sell some of our products only in international markets because they have not been cleared for marketing in the United States. We may be unable to sell the products we are selling in Europe in the United States. We may be unable to sell our future products in Europe, the United States or any other market for a number of reasons. These reasons include, among others, the possibilities that the potential products will be:

    - ineffective or cause harmful side effects during preclinical testing or clinical trials;

    -   difficult to manufacture on a large scale; or

    -   uneconomical.

IF THE CURRENT REGULATIONS GOVERNING THE USE OF HUMAN TISSUE CHANGE, SALES OF OUR SLING PROCEDURE KITS MAY DECLINE.

We provide human cadaveric tissue as a service in conjunction with the sale of our sling procedure kits for urinary incontinence. If we fail to comply with laws or regulations relating to human tissue services, we may be unable to provide human tissue with our sling procedure kits and sales of sling procedure kits could decline. The procurement and transplantation of human tissue are currently subject to federal regulation under a criminal statute, which prohibits the purchase and sale of the human tissue we provide for valuable consideration. The term valuable consideration does not include reasonable payments associated with services such as the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue. The FDA currently regulates human tissue-based products on a limited basis, but has proposed a more comprehensive regulatory framework. If this more comprehensive regulatory framework is adopted, we could be limited in our ability to provide human cadaveric tissue. This could result in a decrease in sales of our sling procedure kits.

IF OUR ROYALTY INCOME DECLINES, OUR NET INCOME WILL DECLINE.

In 1999, we recognized approximately $3.4 million of royalty income from the sale of medical products by a third party that is covered by patents we own. Because the royalty income does not have any cost, all of our royalty income contributes to pre-tax net income and has a greater impact on net income than other revenue items. Any decrease in royalty income will reduce our pre-tax net income by an equal amount.

RISKS RELATED TO THE OFFERING

IF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK IS SOLD INTO THE MARKET FOLLOWING THE OFFERING, THE MARKET PRICE OF OUR COMMON STOCK COULD SIGNIFICANTLY DECLINE, EVEN IF OUR BUSINESS IS DOING WELL.

Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Also, many of our employees and directors may exercise their stock options in order to sell the stock underlying their options in the market. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors, stockholders and holders of outstanding options owning an aggregate of approximately 23,225,029 shares have agreed that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these restricted shares for 180 days after the date of this prospectus. For a more detailed description, see "Shares Eligible for Future Sale."

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE, DELAY OR PREVENT A TAKEOVER OF AMS.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger with, or acquisition of, AMS that you may consider favorable. See "Management--Board of Directors Composition and Compensation" and "Description of Capital Stock--Undesignated Preferred Stock;--Anti-Takeover Provisions of Delaware Law" for more information on the specific provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of AMS.

OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

There is currently no public market for our common stock. An active trading market for our common stock may not develop, or, if one develops, trading may not continue. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they establish as any indication of prices that will prevail in the trading market. With the current uncertainty about health care policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of medical device and other health care companies unrelated to the performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock. Some specific factors that may have a significant affect on our common stock market prices include:

   -   actual or anticipated fluctuations in our operating results;

   - our announcements or our competitors' announcements of technological innovations or new products;

   -   clinical trial results;

   -   changes in our growth rates or competitors' growth rates;

   - developments regarding our patents or proprietary rights, or those of our competitors;

   - FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

   -   public concern as to the safety of our products;

   -   changes in health care policy in the United States and internationally;

   -   conditions in the financial markets in general;

   - conditions of other medical device companies or the medical device industry generally; and

   - changes in stock market analyst recommendations regarding our common stock, other comparable companies or the technology industry generally.

OUR EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDER MAY BE ABLE TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL.

After the offering, our executive officers and directors (including stockholders with which directors are affiliated) will control approximately 75.5% of our outstanding voting common stock, of which Warburg Pincus, individually, will own approximately 49% of our voting common stock. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of AMS and may negatively affect the market price of our common stock. All of our principal stockholders are parties to a stockholders agreement, which provides that current stockholders who own at least 10% of our capital stock have the right to designate a specified number of persons to our board of directors so long as the stockholder maintains specified levels of ownership of our outstanding common stock. Upon the completion of the offering, Warburg Pincus will have the right under the stockholders agreement to designate two persons to be appointed or nominated to our board of directors. As a result of this share ownership and minority representation on our board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." Generally, you can identify these statements because they use phrases like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

                                USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 6,250,000 shares of our common stock we are offering under this prospectus at an assumed initial public offering price of $12.00 per share will be approximately $68.8 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of common stock by Warburg Pincus if the underwriters exercise their over-allotment option.

We anticipate using the net proceeds of the offering to:


    - Repay approximately $39 million of outstanding indebtedness, which is guaranteed by Warburg Pincus and three of its affiliated entities, under our $115 million senior credit facility with a syndication of banks led by Bank of America, N.A. See "Certain Transactions" and "Underwriting" for more information on our senior credit facility. Borrowings under the guaranteed portions of our senior credit facility bear interest at either an Adjusted Base Rate or an Adjusted Eurodollar Rate depending upon whether we have requested a Base Rate Loan or a Eurodollar Loan from our lenders. To date, we have only requested Eurodollar Loans from our lenders which bear interest at the London InterBank Offering Rate, or LIBOR, plus 0.875%. As of June 30, 2000 this interest rate was 6.78%. Amounts outstanding under the guaranteed portions of our senior credit facility are due in March 2006.


    - Make contingent purchase price payments of up to $16.5 million under our merger agreement with Influence.

We plan to use the balance of the proceeds for general corporate purposes, including to fund expansion of our current product offering through research and development and acquisitions of technologies, products and companies. We have no present understandings, commitments or agreements with respect to any acquisitions. Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

                                DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current senior credit facility prohibits us from paying you any cash dividends without our lenders' consent.

                                 CAPITALIZATION


The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2000.



In the pro forma column, we have made adjustments to give effect to the conversion of all of our outstanding preferred stock into our voting common stock and non-voting common stock upon the closing of the offering, as if the conversion occurred on June 30, 2000.


In the pro forma as adjusted column, we have made adjustments to give effect to the adjustments set forth above, our receipt of the estimated net proceeds of $68.8 million from the sale of 6,250,000 shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $12.00 per share and the application of these proceeds as set forth under the caption "Use of Proceeds." We have also reflected approximately $39 million repayment of debt from the proceeds of the offering.

You should read this table in conjunction with our consolidated financial statements and their notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Description of Capital Stock" for additional information.


                                                                    AS OF JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (in thousands)
Cash and cash equivalents.................................  $  4,840    $  4,840      $ 34,490
                                                            ========    ========      ========
Long-term debt, including current portion.................  $104,000    $104,000      $ 65,000
Series A convertible non-voting preferred stock, $.01 par
  value, 32,116 shares authorized; 27,749 shares issued
  and outstanding actual; no shares issued and outstanding
  pro forma or pro forma as adjusted......................    32,067          --            --
Series B convertible voting preferred stock, $.01 par
  value, 4,050,000 shares authorized; 680,000 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma or pro forma as adjusted..........     3,746          --            --
Series C convertible non-voting preferred stock, $.01 par
  value, 6,000,000 shares authorized; 3,370,000 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma or pro forma as adjusted..........    18,784          --            --
Series D convertible voting preferred stock, $.01 par
  value, 4,800,000 shares authorized; 336,144 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma or pro forma as adjusted..........     3,497          --            --
Series E convertible non-voting preferred stock, $.01 par
  value, 3,400,000 shares authorized; 1,163,856 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma or pro forma as adjusted..........    12,026          --            --

Stockholders' equity (deficit):
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized; no shares issued and outstanding actual;
     no shares issued and outstanding pro forma or pro
     forma as adjusted....................................        --          --            --

                                                                    AS OF JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (in thousands)
  Voting common stock, $.01 par value, 75,000,000 shares
     authorized; no shares issued and outstanding actual;
     3,567,467 shares issued and outstanding pro forma;
     9,817,467 shares issued and outstanding pro forma as
     adjusted.............................................        --          36            98
  Non-voting common stock, $.01 par value, 20,000,000
     shares authorized; no shares issued and outstanding
     actual; 17,334,062 shares issued and outstanding pro
     forma; 17,334,062 shares issued and outstanding and
     pro forma as adjusted................................        --         173           173
Additional paid-in capital................................     1,464      71,375       140,063
Deferred compensation.....................................    (1,191)     (1,191)       (1,191)
Accumulated other comprehensive loss......................      (956)       (956)         (956)
Accumulated deficit.......................................   (24,055)    (24,055)      (24,055)
                                                            --------    --------      --------
     Total stockholders' equity (deficit).................   (24,738)     45,382       114,132
                                                            --------    --------      --------
       Total capitalization...............................  $149,382    $149,382      $179,132
                                                            ========    ========      ========



The outstanding share information in the table above is based on the number of shares outstanding as of June 30, 2000. The table above excludes:



    - 3,125,811 shares of our common stock that we may issue upon the exercise of outstanding options at a weighted average exercise price of $2.23 per share;



    - 687,189 shares of our common stock available for future issuances under our 2000 Equity Incentive Plan;


    - 225,210 shares of our common stock that we estimate issuing under an Exchange Agreement we entered into in December 1999 in connection with our acquisition of Influence (assuming all contingent purchase price payments are earned);


    - 300,000 shares of our common stock available for future issuances under our Employee Stock Purchase Plan; and



    - 37,500 shares of our common stock issued after June 30, 2000 upon exercise of stock options.

                                    DILUTION


Our historical net tangible book deficit as of June 30, 2000 was approximately $(128,996,000). Our pro forma net tangible book deficit as of June 30, 2000 was $(58,876,000), or approximately $(2.82) per share. Pro forma net tangible book deficit per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, giving effect to the conversion of all of our outstanding shares of preferred stock, including accumulated dividends on these shares, into 20,852,029 shares of our common stock, as if the conversion occurred on June 30, 2000. After giving effect to this conversion, and the sale of the 6,250,000 shares of common stock offered by this prospectus and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of June 30, 2000 would have been approximately $9,324,000, or $.34 per share. This represents an immediate increase in net tangible book value of $3.16 per share to our existing stockholders and an immediate dilution of $11.66 per share to new investors. Dilution is an accounting concept that refers to the difference between what an investor pays for shares of a company and the book value of the shares immediately after the transaction. Whenever the book value is less than the investor paid, the investor suffers dilution. The dilution to investors in the offering is illustrated in the following table:



Assumed initial public offering price per share.............                   $12.00
  Pro forma net tangible book deficit per share before the
     offering...............................................          (2.82)
  Increase per share attributable to new investors..........           3.16
                                                                     ------
Pro forma as adjusted net tangible book value per share
  after the offering........................................                      .34
                                                                               ------
Dilution per share to new investors.........................                   $11.66
                                                                               ======


The following table enumerates the number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders. The following table also enumerates, as of June 30, 2000, the number of shares of common stock purchased and the total consideration paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale of 6,250,000 shares of our common stock at an assumed initial offering price of $12.00 per share.

                                              SHARES PURCHASED         TOTAL CONSIDERATION
                                            ---------------------    -----------------------    AVERAGE PRICE
                                              NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                            ----------    -------    ------------    -------    -------------
Existing stockholders..............         20,901,529      77.0%    $ 63,082,500      45.7%       $ 3.02
New investors......................          6,250,000      23.0       75,000,000      54.3         12.00
                                            ----------     -----     ------------     -----        ------
       Total.......................         27,151,529     100.0%    $138,082,500     100.0%       $ 5.09
                                            ==========     =====     ============     =====        ======


The information presented in the previous table with respect to existing stockholders assumes the conversion of all of our outstanding preferred stock, including accumulated dividends on these shares, into 20,852,029 shares of our common stock. The table assumes that existing stockholders do not purchase any shares of common stock in the offering. The previous table assumes no exercise of stock options. As of the date of this prospectus, there are options outstanding to purchase 3,125,811 shares of our common stock at a weighted average exercise price of $2.23 per share. If all outstanding options were exercised, the total number of shares outstanding would be 30,314,840; the percent of shares purchased by new investors would be 20.6%; the total amount of consideration paid by all stockholders would be $145,053,059; the percent of consideration paid by new investors would be 51.7%; the average price per share paid by optionholders would be $2.23; and the average price per share paid by all stockholders would be $4.78. See "Management" and "Description of Capital Stock" for information regarding outstanding options.

                            SELECTED FINANCIAL DATA


The following tables set forth certain selected combined and consolidated financial data of American Medical Systems Holdings, Inc. and its predecessor for the periods indicated. We derived our selected combined and consolidated financial data as of December 31, 1998 and 1999 and for the period from January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998 and the year ended December 31, 1999 from our consolidated financial statements included elsewhere in this prospectus and that were audited by Ernst & Young LLP. We derived our selected combined financial data as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 from our financial statements that were audited by KPMG LLP. The audited combined financial statements for the year ended December 31, 1997 are included elsewhere in this prospectus. The audited combined financial statements for the year ended December 31, 1996 are not included in this prospectus. We derived our selected financial data as of December 31, 1995 from our unaudited combined financial statements not included elsewhere in this prospectus. The selected consolidated financial data for the six months ended June 30, 1999 and 2000 has been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information shown on these statements. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year or any future period.


                                          COMBINED PREDECESSOR
                             -----------------------------------------------
                                                              PERIOD FROM
                               YEAR ENDED DECEMBER 31,      JANUARY 1, 1998
                             ----------------------------   TO SEPTEMBER 10,
                              1995       1996      1997           1998
                             -------   --------   -------   ----------------
                                  (in thousands, except per share data)
STATEMENT OF OPERATIONS
  DATA:
Net sales..................  $89,734   $ 97,933   $91,958       $54,615
Cost of sales(1)...........   18,470     17,325    19,694        14,050
                             -------   --------   -------       -------
Gross profit...............   71,264     80,608    72,264        40,565
Operating expenses:
  Marketing and sales......   27,316     26,851    21,607        18,486
  Research and
    development............   12,949     13,747    16,251        10,177
  General and
    administrative.........   10,052      9,926    17,073        19,846
  Transition and
    reorganization.........       --         --        --            --
  Amortization of
    intangibles............    1,229      1,190       998            19
  In-process research and
    development............       --         --        --            --
                             -------   --------   -------       -------
Total operating expenses...   51,546     51,714    55,929        48,528
                             -------   --------   -------       -------
Operating income (loss)....   19,718     28,894    16,335        (7,963)
Royalty and other income
  (expense)................      (69)      (571)     (112)         (155)
Interest income
  (expense)................       --         --        --            --
                             -------   --------   -------       -------
Income (loss) before
  taxes....................   19,649     28,323    16,223        (8,118)
Income tax benefit
  (expense)................   (8,149)   (10,581)   (6,136)        3,241
                             -------   --------   -------       -------
Net income (loss)..........  $11,500   $ 17,742   $10,087       $(4,877)
                             =======   ========   =======       =======
Pro forma net income (loss)
  per share--basic and
  diluted(2)...............
Shares used in pro forma
  per share calculation....

                              CONSOLIDATED AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                             ------------------------------------------------------
                                PERIOD FROM                       SIX MONTHS ENDED
                             SEPTEMBER 11, 1998    YEAR ENDED         JUNE 30,
                              TO DECEMBER 31,     DECEMBER 31,   ------------------
                                    1998              1999         1999      2000
                             ------------------   ------------   --------   -------
                                     (in thousands, except per share data)
STATEMENT OF OPERATIONS
  DATA:
Net sales..................       $ 23,115          $ 81,353     $ 40,234   $50,079
Cost of sales(1)...........         15,551            31,419       21,109    11,515
                                  --------          --------     --------   -------
Gross profit...............          7,564            49,934       19,125    38,564
Operating expenses:
  Marketing and sales......          8,261            30,400       14,390    19,883
  Research and
    development............          2,884             9,552        4,536     5,993
  General and
    administrative.........          1,951             7,889        4,124     5,629
  Transition and
    reorganization.........          2,517             3,000        3,000     1,000
  Amortization of
    intangibles............            965             4,260        1,970     4,001
  In-process research and
    development............             --             7,354           --        --
                                  --------          --------     --------   -------
Total operating expenses...         16,578            62,455       28,020    36,506
                                  --------          --------     --------   -------
Operating income (loss)....         (9,014)          (12,521)      (8,895)    2,058
Royalty and other income
  (expense)................            180             4,205        2,208     1,427
Interest income
  (expense)................         (1,672)           (6,873)      (3,358)   (4,081)
                                  --------          --------     --------   -------
Income (loss) before
  taxes....................        (10,506)          (15,189)     (10,045)     (596)
Income tax benefit
  (expense)................          4,024             5,340        4,018        40
                                  --------          --------     --------   -------
Net income (loss)..........       $ (6,482)         $ (9,849)    $  6,027   $  (556)
                                  ========          ========     ========   =======
Pro forma net income (loss)
  per share--basic and
  diluted(2)...............                         $   (.70)               $  (.03)
                                                    ========                =======
Shares used in pro forma
  per share calculation....                           14,128                 20,902
                                                    ========                =======


                                   ---------------------------------------------
Footnote appears on the following page.

                                                                                                CONSOLIDATED AMERICAN MEDICAL
                                                                   COMBINED PREDECESSOR            SYSTEMS HOLDINGS, INC.
                                                              ------------------------------   -------------------------------
                                                                               AS OF DECEMBER 31,                      AS OF
                                                              ----------------------------------------------------   JUNE 30,
                                                                1995       1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------   ---------
                                                                                       (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents(3)................................  $     --   $     --   $     --   $  2,808   $  6,940   $  4,840
Working capital (deficit)...................................    81,913    101,456    108,197     26,193       (235)    (1,675)
Total assets................................................   116,456    164,448    174,716    155,600    187,290    190,070
Long-term liabilities.......................................     7,685     48,990     52,104     95,000     95,821     96,521
Redeemable preferred stock..................................        --         --         --     40,981     67,465     70,120
Stockholders' equity (deficit)..............................  $ 97,065   $115,458   $122,612   $ (7,908)  $(21,836)  $(24,738)



                                             COMBINED PREDECESSOR
                                ----------------------------------------------

                                                                PERIOD FROM
                                  YEAR ENDED DECEMBER 31,     JANUARY 1, 1998
                                ---------------------------   TO SEPTEMBER 10,
                                 1995      1996      1997           1998
                                -------   -------   -------   ----------------
                                    (in thousands, except per share data)

OTHER FINANCIAL DATA:
EBITDA(4).....................  $22,251   $31,029   $18,856       $(6,063)
Cash flows provided by (used
  in) operating activities....    3,132     1,219     2,642         1,256
Cash flows provided by (used
  in) investing activities....   (3,132)   (1,219)   (2,642)       (1,294)
Cash flows provided by (used
  in) financing activities....       --        --        --            --

                                            CONSOLIDATED AMERICAN MEDICAL
                                               SYSTEMS HOLDINGS, INC.
                                -----------------------------------------------------
                                                                       SIX MONTHS
                                   PERIOD FROM                            ENDED
                                SEPTEMBER 11, 1998    YEAR ENDED        JUNE 30,
                                 TO DECEMBER 31,     DECEMBER 31,   -----------------
                                       1998              1999        1999      2000
                                ------------------   ------------   -------   -------
                                        (in thousands, except per share data)
OTHER FINANCIAL DATA:
EBITDA(4).....................        $2,980           $ 17,487     $ 8,197   $ 9,579
Cash flows provided by (used
  in) operating activities....           850             13,898       8,329     3,194
Cash flows provided by (used
  in) investing activities....          (721)           (39,092      (4,967)   (7,458)
Cash flows provided by (used
  in) financing activities....            --             29,253       2,500     2,782


---------------------------------------------

(1) In connection with our acquisition from Pfizer Inc., we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories above manufacturing costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.


(2) In calculating the pro forma net loss per share, we have given effect to the conversion of all our outstanding preferred stock, plus accumulated dividends, into common stock as if the conversion occurred at the beginning of the respective period. We will use approximately $39 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of a number of shares which would generate proceeds sufficient to repay approximately $39 million of our debt as of the beginning of 1999, pro forma net income (loss) per share would have been $(.39) per share for the year ended December 31, 1999 and $.01 for the six months ended June 30, 2000.


(3) Cash balances at December 31, 1995, 1996 and 1997 were zero because Pfizer regularly transferred cash from our predecessor's bank account to its bank account as part of its cash management policy.

(4) EBITDA consists of net income (loss) excluding net interest, taxes, depreciation, amortization (including amortization of deferred compensation), non-cash charges related to acquired inventory, and the in-process research and development write-off. EBITDA is provided because it is a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of operating performance. It should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate EBITDA differently from other companies. For further information, see our financial statements and related notes elsewhere in this prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Our unaudited pro forma consolidated statement of operations illustrates the estimated effects of the acquisition of Influence on December 16, 1999. Our unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 gives effect to the acquisition of Influence by applying the purchase method of accounting and certain adjustments that are directly attributable to the acquisition as if the transaction was consummated as of January 1, 1999.

Our unaudited pro forma consolidated statement of operations is based upon historical financial statements of AMS and Influence included elsewhere in this prospectus, and should be read in connection with those statements and related notes. Certain reclassifications have been made to the historical expenses of Influence to conform to the AMS financial presentation. There is no pro forma adjustment to reflect any expense savings which we expect to achieve after the acquisition as the estimated benefits are based on projections and assumptions, not actual experiences.

Our pro forma consolidated statement of operations does not purport to represent what our results of operations would have been if the Influence acquisition had in fact been consummated as of January 1, 1999 or to project the results of operations for any future date or period. The pro forma adjustments are based upon available information and upon certain assumptions that our management believes are reasonable. In the opinion of our management, all adjustments necessary to present fairly the unaudited pro forma consolidated statement of operations have been made.

In calculating the pro forma net loss per share in the pro forma consolidated statement of operations below, we have given effect to the conversion of all of our outstanding preferred stock into common stock as if the conversion occurred at the beginning of the year.

                                                   AMERICAN
                                                MEDICAL SYSTEMS
                                                HOLDINGS, INC.     INFLUENCE, INC.
                                                ---------------    ---------------
                                                                     PERIOD FROM
                                                                     JANUARY 1,
                                                  YEAR ENDED           1999 TO
                                                 DECEMBER 31,       DECEMBER 15,       PRO FORMA       PRO FORMA
                                                     1999               1999          ADJUSTMENTS      COMBINED
                                                ---------------    ---------------    -----------      ---------
                                                             (in thousands, except per share data)
Net sales...................................       $ 81,353            $11,153          $    --        $ 92,506
Cost of sales...............................         31,419              2,880               --          34,299
                                                   --------            -------          -------        --------
Gross profit................................         49,934              8,273               --          58,207
Operating expenses:
  Marketing and sales.......................         30,400              6,636               --          37,036
  Research and development..................          9,552              2,156               --          11,708
  General and administrative................          7,889              2,225               --          10,114
  Transition and reorganization.............          3,000                 --               --           3,000
  Amortization of intangibles...............          4,260                 --            3,250(1)        7,510
  In-process research and development.......          7,354                 --               --           7,354
                                                   --------            -------          -------        --------
Total operating expenses....................         62,455             11,017            3,250          76,722
                                                   --------            -------          -------        --------
Operating income (loss).....................        (12,521)            (2,744)          (3,250)        (18,515)
----------------------------------------------------------------------------------------------------------------
                                                                      Footnote appears on the following page.

                                                   AMERICAN
                                                MEDICAL SYSTEMS
                                                HOLDINGS, INC.     INFLUENCE, INC.
                                                ---------------    ---------------
                                                                     PERIOD FROM
                                                                     JANUARY 1,
                                                  YEAR ENDED           1999 TO
                                                 DECEMBER 31,       DECEMBER 15,       PRO FORMA       PRO FORMA
                                                     1999               1999          ADJUSTMENTS      COMBINED
                                                ---------------    ---------------    -----------      ---------
                                                             (in thousands, except per share data)
Royalty and other income (expense)..........       $  4,205            $    --          $    --        $  4,205
Interest income (expense)...................         (6,873)              (514)             300(2)       (7,087)
                                                   --------            -------          -------        --------
Income (loss) before taxes..................        (15,189)            (3,258)          (2,950)        (21,397)
Income tax benefit (expense)................          5,340                 --               --           5,340
                                                   --------            -------          -------        --------
Net income (loss)...........................       $ (9,849)           $(3,258)         $(2,950)       $(16,057)
                                                   ========            =======          =======        ========
Pro forma net loss per share--basic and
  diluted(3)................................                                                           $  (1.14)
Shares used in pro forma per share
  calculation...............................                                                             14,128
                                                                                                       ========

---------------------------------------------

(1)Additional first-year amortization expense with respect to intangible assets purchased in the acquisition of Influence using the straight-line method over one to ten years.

(2)Elimination of interest expense of Influence of $514,000, offset by $214,000 of additional annual interest expense incurred on incremental borrowings related to the Influence acquisition made under our senior credit facility.

(3)In calculating the pro forma net loss per share, we have given effect to the conversion of all our outstanding preferred stock, plus accumulated dividends, into common stock as if the conversion occurred at the beginning of the respective period. We will use approximately $39 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of a number of shares which would generate proceeds sufficient to repay approximately $39 million of our debt as of the beginning of 1999, pro forma net loss per share would have been $(.69) per share for the year ended December 31, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the "Selected Financial Data" and our financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading "Risk Factors."

OVERVIEW

OPERATIONS OVERVIEW

We manufacture and market a broad and well-established line of medical devices for patients suffering from incontinence, erectile dysfunction and prostate disease. We are focused on expanding our product offering and adding less-invasive medical devices for urological disorders through product development and acquisitions.

In 1999, we expanded our commitment to the incontinence and prostate disease markets with the acquisition of several technologies. These acquisitions have enabled us to diversify our product portfolio and offer a sling product for incontinence, one of the fastest growing surgical procedures for the treatment of incontinence.

In August 1999, we acquired the UroVive bulking system for the treatment of urinary incontinence. We paid $4.2 million at the closing of the acquisition and are required to pay up to an additional $1.5 million if certain contingencies are met. We are also committed to make royalty payments through 2003. In connection with the transaction, we recorded $2.4 million of intangible assets and expensed $1.3 million of in-process research and development costs.

In October 1999, we acquired exclusive worldwide distribution rights to an injection system that offers a minimally invasive treatment option for BPH. In exchange, we made a $2.0 million equity investment in the company that developed this product and are required to invest up to an additional $2.5 million of equity if certain clinical study milestones are achieved.

In December 1999, we acquired Influence, a provider of surgical devices used in incontinence procedures. We paid $24.3 million at the closing of the acquisition. We are required to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on January 31, 2001. To date, we have made $3.5 million of these contingent payments. In addition, we are required to make contingent purchase price payments of up to approximately $10 million depending on the outcome of our litigation with Boston Scientific Corporation. In connection with the transaction, we expensed $6.1 million of in-process research and development costs and recorded $20.3 million of goodwill and other intangible assets. We also capitalized $3.2 million related to transaction and transition costs.

We manufacture most of our products and related components from our 180,000 square foot corporate headquarters located in Minnetonka, Minnesota. We currently manufacture our sling products at our Israeli facility, but are in the process of transferring most of this production to our Minnesota facility.

We have established a strong sales, marketing and distribution infrastructure that includes over 100 direct field representatives worldwide. Our U.S. sales force is comprised of two teams of sales representatives. One team is focused on selling traditional AMS products, including our erectile dysfunction products, artificial urinary sphincters and UroLume stents. The other team, made up primarily of the former Influence sales force, is focused on selling sling products to the incontinence market. During 1999, approximately 77% of our net sales were in the United States. We also have direct sales representatives located in five Western European countries, Canada and Australia. Supplementing this sales force are approximately 45 distributors that sell our products throughout Asia, Latin America, the Middle East and Africa.

Our marketing organization has effectively developed and implemented strategies designed to create close working relationships with customers. These programs are designed in part to educate physicians and patients. These programs provide us with exceptional access to physicians throughout the world and help us establish long-term relationships with them.

Our U.S.-based research and development staff focuses on developing new products to treat incontinence, erectile dysfunction and prostate disease. In addition, our research and development staff continually works on enhancing our current product offerings. We also conduct research and development activities in Israel. This team is led by the two founders of Influence and is focusing on a next generation sling technology and other incontinence products. We regularly conduct clinical trials to support our product introductions and to meet regulatory requirements. During 1998, we abandoned an external research and development project that cost $7.1 million in 1997 and $3.1 million in 1998. As a result, our spending for research and development, regulatory and medical affairs, quality systems and compliance decreased from $16.3 million in 1997 to $9.6 million in 1999.

SEPARATION FROM PFIZER

We founded our business in 1972. Pfizer Inc. acquired our business in 1985. In September 1998, a group of investors led by Warburg Pincus acquired our assets from a Pfizer subsidiary. We formed, American Medical Systems Holdings, Inc., our current holding company, in April 2000.

The acquisition of our assets was financed by a $40.0 million preferred stock investment and $95.0 million of senior debt. Goodwill and other intangible assets of approximately $74.6 million resulted from the acquisition.

Prior to the acquisition, we relied on Pfizer for various corporate functions, including management information systems and benefit plans. Accordingly, following the acquisition, we assessed our senior management personnel needs, completed a strategic review of our research and development efforts, and established new benefit plans and accounting and information systems. These transition and reorganization expenses totaled $2.5 million in the period from September 11 to December 31, 1998 and $3.0 million in the first quarter of 1999. We borrowed $2.5 million in early 1999 to pay for these costs. During 1999, we also hired additional senior corporate officers and established independent management information systems.

In connection with the acquisition, we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories. The write-up was charged to cost of sales over the six-month period during which these inventories were sold, including $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999.

In the first quarter of 1999, we collected $6.8 million of receivables from Pfizer. This amount included $5.2 million for the working capital we used on behalf of Pfizer between the date of the acquisition agreement and the closing of the acquisition, $607,000 of pension costs related to terminated employees, and $924,000 for services rendered under a service agreement with a subsidiary of Pfizer.

FINANCIAL OVERVIEW


Our net sales decreased $14.2 million, or 15.4%, from $91.9 million in 1997 to $77.7 million in 1998, including a $16.0 million decrease in sales of our erectile dysfunction products. The decrease in sales was primarily due to the 1997 introduction of MUSE, a non-invasive drug delivery system for the treatment of erectile dysfunction, and the early second quarter 1998 introduction of Viagra. However, net sales increased $3.6 million, or 4.7%, from $77.7 million in 1998 to $81.3 million in 1999.

We have incurred substantial losses since the September 1998 acquisition from Pfizer. During the period from September 11 to December 31, 1998, we incurred a loss of $10.5 million before income taxes and, during the year ended December 31, 1999, we incurred a loss of $15.2 million before income taxes. These losses resulted primarily from costs related to the acquisition, including charges to cost of sales related to acquired inventories of $10.2 million during the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999. We also wrote-off $7.4 million of in-process research and development during 1999 related to our acquisition of Influence and the UroVive bulking system. Transition and reorganization costs of $2.5 million in the period from September 11 to December 31, 1998 and $3.0 million in 1999 also contributed to these losses.

Under the Pfizer acquisition agreement, Pfizer agreed to indemnify us for the costs of product liability claims relating to products sold prior to the acquisition. General and administrative costs decreased $13.9 million, or 63.8%, from $21.8 million in 1998 to $7.9 million in 1999 primarily due to legal expenses relating to product liability exposure allocated to us by Pfizer prior to the acquisition. Excluding these legal expenses, general and administrative costs as a percentage of net sales decreased from 11.7% in 1998 to 9.7% in 1999, in part because of efficiencies gained from operating as an independent company. We expect our selling, general and administrative expenses as a percentage of sales to increase because the expenses associated with hiring senior corporate officers and establishing independent management information systems from Pfizer did not occur until various times throughout 1999.

The debt incurred in connection with the acquisition led to interest expense of $1.7 million in the period from September 11 to December 31, 1998 and $6.9 million in the year ended December 31, 1999. We plan to use proceeds from the offering to reduce our debt to approximately $63.0 million under the terms of our existing senior credit facility.

At December 31, 1999, we had net operating loss carryforwards for federal income tax purposes of $14 million available to offset future taxable income, which begin to expire in 2018. Realization of the future tax benefits related to net deferred tax assets is dependent on several factors, including our ability to generate taxable income within the net operating loss carryforward period. We have included a valuation allowance of $5 million for net operating losses that were created in a foreign jurisdiction. This amount represents the approximate amount by which the net operating losses are projected to exceed future income in that foreign jurisdiction.

Our net operating losses from September 11, 1998 through December 31, 1999 resulted primarily from acquisition accounting and transition and reorganization charges of a non-recurring nature. Without these non-recurring charges, we would have been profitable during these periods. We have developed and are implementing a tax-planning strategy to utilize most of the net operating losses created in foreign jurisdictions. Accordingly, except for some of the net operating losses that were created in a foreign jurisdiction, we believe that our future taxable income will be sufficient to utilize these net operating loss carryforwards.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales:


                                                                      CONSOLIDATED AMERICAN MEDICAL SYSTEMS
                                        COMBINED PREDECESSOR                     HOLDINGS, INC.
                                    ----------------------------   -------------------------------------------
                                                      PERIOD          PERIOD
                                                       FROM            FROM                       SIX MONTHS
                                        YEAR         JANUARY 1     SEPTEMBER 11                      ENDED
                                       ENDED            TO              TO         YEAR ENDED      JUNE 30,
                                    DECEMBER 31,   SEPTEMBER 10,   DECEMBER 31,   DECEMBER 31,   -------------
                                        1997           1998            1998           1999       1999    2000
                                    ------------   -------------   ------------   ------------   -----   -----
Net sales.........................    100.0%          100.0%         100.0%         100.0%       100.0%  100.0%
Cost of sales.....................      21.4            25.7           67.3           38.6        52.5    23.0
                                       -----           -----          -----          -----       -----   -----
  Gross profit....................      78.6            74.3           32.7           61.4        47.5    77.0
Operating expenses:
  Marketing and sales.............      23.5            33.9           35.7           37.4        35.8    39.7
  Research and development........      17.7            18.7           12.5           11.8        11.3    12.0
  General and administrative......      18.6            36.3            8.4            9.7        10.2    11.2
  Transition and reorganization...        --              --           10.9            3.7         7.4     2.0
  Amortization of intangibles.....       1.1              --            4.2            5.2         4.9     8.0
  In-process research and
     development..................        --              --             --            9.0          --      --
                                       -----           -----          -----          -----       -----   -----
Total operating expenses..........      60.9            88.9           71.7           76.8        69.6    72.9
                                       -----           -----          -----          -----       -----   -----
Operating income (loss)...........      17.7           (14.6)         (39.0)         (15.4)      (22.1)    4.1
Royalty and other income
  (expense).......................      (0.1)           (0.3)           0.8            5.2         5.4     2.8
Interest income (expense).........        --              --           (7.3)          (8.5)       (8.3)   (8.1)
                                       -----           -----          -----          -----       -----   -----
Income (loss) before taxes........      17.6           (14.9)         (45.5)         (18.7)      (25.0)   (1.2)
Income tax benefit (expense)......      (6.6)            6.0           17.5            6.6        10.0      .1
                                       -----           -----          -----          -----       -----   -----
Net income (loss).................     11.0%            (8.9%)        (28.0%)        (12.1%)     (15.0%)  (1.1%)
                                       =====           =====          =====          =====       =====   =====


In connection with our acquisitions of Influence and UroSurge, we conducted a valuation of the intangible assets we acquired. Based on this valuation, we assigned to purchased in-process research and development, or IPR&D, $6.1 million of the Influence purchase price and $1.3 million of the UroSurge purchase price. A brief description of our acquired in-process research and development projects is set forth below:

INFLUENCE: STRAIGHT-IN. The Straight-In is a male sling fixation system. For the IPR&D valuation, we estimated that the product was 80% complete, and we currently estimate that this product is 90% complete. We have completed one of two planned design modifications which required no further FDA approval. We released this product in the second quarter of 2000. The second design modification is underway, which we estimate will be completed before fourth quarter 2000. At the valuation date, we estimated costs of completion to be $0.1 million, and we currently estimate it to be $0.2 million.

INFLUENCE: NEXT GENERATION SLING SYSTEMS. We have two next generation sling systems under development: No-Tac and Staple-Tac. The No-Tac does not require a metal implant in the pubic bone. For the IPR&D valuation, we estimated that this product was 60% complete, and we currently estimate that this product is 65% complete. As of the valuation date, we estimated costs to complete to be $0.3 million. We currently estimate the cost to complete to be $0.4 million. As of the valuation date, we estimated this product would be released late in 2000. We currently expect this product to be released in early 2001.

The Staple-Tac is a pull-in inserter that is sutureless. For the IPR&D valuation, we estimated that this product was 75% complete, and we currently estimate that this product is 85% complete. We have since obtained regulatory approval and are currently evaluating the device before its possible release. At the valuation date, we estimated the cost of completion to be $0.1 million which should approximate actual costs.

INFLUENCE: FLAST. The Flast is a device used to harvest human tissue for a sling procedure, and it is in the late prototype stage. For the IPR&D valuation, we estimated that this product was 75% complete. Our percent completion estimate has not changed since that time. We currently estimate that this product will be released 2001, depending on our assessment of economic viability of this product. We estimate the cost to complete to be $0.1 million.

INFLUENCE: NEXTUS. NexTus is a soft tissue-anchoring device. For the IPR&D valuation, we estimated that this product was 80% complete. Our percent completion estimate has not changed since that time, although we believe that clinical costs will increase. We initially estimated that the cost to complete would be $0.1 million, and we currently estimate that this cost will be $0.3 million. We initially estimated that we would release this product in 2001, pending regulatory approval. We are assessing the market potential for this product and have not determined whether or when we will release this product. The final cost to complete this product will largely depend on the extent of required clinical studies.

INFLUENCE: CLIP-IN. The Clip-In is a clip around the suture in place of a knot. For the IPR&D valuation, we estimated that this product was 75% complete. Our percent completion estimate has not changed since that time. We currently estimate that this product will be released 2001, depending on our assessment of economic viability of this product. We estimate the cost to complete to be $0.1 million.

UROSURGE: NEXT GENERATION UROVIVE SYSTEM. The next generation UroVive system is a durable reversible microballoon system to treat stress urinary incontinence. It includes a microballoon, a delivery system, and a syringe filled with biocompatible hydrogel. At the IPR&D valuation date, we estimated that the microballoon was 60% complete and the delivery system was 40% complete. At the time of the valuation, clinical trials were underway, and we estimated the cost of completion to be $0.5 million. The project has since been revised and development is expected to be completed by the end of 2000. We plan to begin additional clinical work in early 2001. We expect clinical expenditures to increase, but we are uncertain as to final cost and timeline. We currently estimate that this product is 40% complete.

Our cost of sales for the period from September 11 to December 31, 1998 and the year ended December 31, 1999 are not comparable to those of prior periods because under generally accepted accounting principles, we were required to revalue our inventories in connection with the acquisition from Pfizer. In addition, in the fourth quarter of 1999, we recorded an $837,000 charge related to a recall of approximately 2,000 units of the delivery system used to place our UroLume stent. We discovered that some of the delivery systems used to place our UroLume stent contained a small crack in the handle. In some situations, this crack adversely affected the ability of the physician to properly place the stent. As a result, we voluntarily initiated a recall to remove all products from the market that had not been used. The following table sets forth an analysis of cost of sales expressed as a percentage of sales adjusted to exclude these items:


                                                                        CONSOLIDATED AMERICAN MEDICAL SYSTEMS
                                       COMBINED PREDECESSOR                         HOLDINGS, INC.
                                   -----------------------------    ----------------------------------------------
                                                      PERIOD           PERIOD
                                                       FROM             FROM                          SIX MONTHS
                                       YEAR          JANUARY 1      SEPTEMBER 11                        ENDED
                                      ENDED             TO               TO          YEAR ENDED        JUNE 30,
                                   DECEMBER 31,    SEPTEMBER 10,    DECEMBER 31,    DECEMBER 31,    --------------
                                       1997            1998             1998            1999        1999     2000
                                   ------------    -------------    ------------    ------------    -----    -----
Cost of sales..................        21.4%            25.7%           67.3%           38.6%        52.5%    23.0%
Amortization of acquisition
  costs assigned to
  inventory....................          --               --           (44.3)          (14.3)       (28.9)      --
Charge related to UroLume
  recall.......................          --               --              --            (1.0)          --       --
                                      -----            -----           -----           -----        -----    -----
Adjusted cost of sales.........        21.4%            25.7%           23.0%           23.3%        23.6%    23.0%
                                      =====            =====           =====           =====        =====    =====



COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 TO SIX MONTHS ENDED JUNE 30, 2000



NET SALES. Net sales increased $9.8 million, or 24.5%, from $40.2 million in the first six months of 1999 to $50.1 million in the first six months of 2000. Of this increase, 72.4% was attributable to incontinence product sales. Incontinence sales related to the Influence acquisition in December, 1999 amounted to $6.7 million, or 68.4% of our six month sales increase in 2000 over 1999. Erectile dysfunction sales increased 16.6% due to a 13% volume increase and a shift of product mix to higher-priced products.



Increased sales of our incontinence and erectile dysfunction products were offset by a decline in sales in our prostate products. Sales of our UroLume stents decreased $811,000 in the first six months of 2000 compared to the first six months of 1999 due to a recall. We corrected this problem in the first quarter of 2000, and sales of this product returned to pre-recall levels in March 2000.



Net sales in the United States increased $10.1 million from $30.1 million in the first six months of 1999 to $40.2 million in the first six months of 2000. Of this increase, $6.4 million was attributable to new products acquired from Influence and the balance of the increase was primarily due to growth in erectile dysfunction products. Foreign net sales decreased $0.3 million from $10.2 million in the first six months of 1999 to $9.9 million in the first six months of 2000. This decrease was attributable to the recall of the UroLume delivery system.



COST OF SALES. Cost of sales as a percentage of net sales decreased from 52.5% in the first six months of 1999 to 23.0% in the first six months of 2000. Our cost of sales for the first six months of 1999 was negatively impacted because our inventories were recorded at fair market value at the date of our acquisition from Pfizer. Some of this inventory was sold during the first three months of 1999 resulting in an $11.6 million charge to cost of sales. Excluding this charge, cost of sales as a percentage of net sales was 23.6% in the first six months of 1999.



MARKETING AND SALES. Marketing and sales costs increased $5.5 million, or 38.2%, from $14.4 million in the first six months of 1999 to $19.9 million in the first six months of 2000. Approximately $2.7 million of this increase was attributable to marketing costs and the sales force that focuses on the Influence products which we acquired in December 1999. An additional $2.4 million was due to increases in our domestic sales and marketing efforts. As a percentage of net sales, marketing and sales costs increased from 35.8% to 39.7% due to Influence-related sales and marketing costs being higher as a percentage of net sales than our ratios prior to the Influence acquisition.



RESEARCH AND DEVELOPMENT. Research and development costs increased $1.5 million, or 32.1%, from $4.5 million in the first six months of 1999 to $6.0 million in the first six months of 2000. This increased spending supports our strategic emphasis on internal new product development. We also added a number of research and development personnel through our acquisition of Influence.



GENERAL AND ADMINISTRATIVE. General and administrative costs increased $1.5 million, or 36.5%, from $4.1 million in the first six months of 1999 to $5.6 million in the first six months of 2000. Part of this increase related to accounting, information technology and general management functions necessary to support the operations acquired from Influence. Since the first six months of 1999, we have also installed new information systems in both the United States and Europe.



TRANSITION AND REORGANIZATION. In the first six months of 1999, we completed an assessment of senior management personnel needs and also completed a strategic review of our research and development function. We incurred $3.0 million of transition and reorganization expenses as a result of this review. These costs primarily related to employee termination benefits and executive search fees. In the first six months of 2000, we completed another assessment of management personnel needs. We incurred $1.0 million of transition and reorganization expenses as a result of this review. These costs primarily related to employee termination benefits.



AMORTIZATION OF INTANGIBLES. Amortization of intangibles increased $2.0 million, or 103.1%, from $2.0 million in the first six months of 1999 to $4.0 million in the first six months of 2000. The acquisition of Influence in December 1999, and the purchase of the UroVive assets in August 1999, added $2.0 million of intangible amortization expense during the first six months of 2000. Excluding amortization associated with the acquisition of Influence, amortization of intangibles remained stable.



ROYALTY AND OTHER INCOME. Royalty and other income decreased $781.000, or 35.4%, from $2.2 million in the first six months of 1999 to $1.4 million in the first six months of 2000. In 1999, we benefited from a one-time $500,000 contractual research and development project reimbursement.



INTEREST EXPENSE. Interest expense increased $723,000, or 21.5%, from $3.4 million in the first six months of 1999 to $4.1 million in the first six months of 2000. This increase resulted primarily from borrowing levels that were approximately $6.5 million higher in the first six months of 2000 than in the comparable period in 1999 due to costs incurred to acquire new technologies, including Influence.



INCOME TAX BENEFIT (EXPENSE). We recorded a $4.0 million income tax benefit in the first six months of 1999. The recording of these tax benefits assumes that we will achieve significant levels of profitability in the future. We believe we will realize these benefits, based upon our past levels of profitability and future operating expectations, although we cannot assure these results. Our effective tax rate was 40.0% in the first six months of 1999 compared to 6.7% in the first six months of 2000. The difference between our effective tax rate and the statutory rate is primarily due to state income taxes and non-deductible amortization of intangible assets.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997, 1998, INCLUDING THE PERIODS FROM JANUARY 1 TO SEPTEMBER 10, 1998 AND FROM SEPTEMBER 11 TO DECEMBER 31, 1998, AND 1999

NET SALES. Net sales increased $3.6 million, or 4.7%, from $77.7 million in 1998 to $81.3 million in 1999 primarily due to the growth in our erectile dysfunction product line. Our erectile dysfunction sales increased 11.6% from 1998 to 1999. In addition, sales from products acquired from Influence in mid-December 1999 accounted for $588,000 of the increase. Partially offsetting these increases was a $1.1 million decrease in sales of our artificial urinary sphincter for the treatment of incontinence. Our international sales of this product decreased $1.7 million, primarily due to a decrease in the reimbursement rates in certain European countries, particularly France.

Net sales decreased $14.2 million, or 15.4%, from $91.9 million in 1997 to $77.7 million in 1998 due to a $16.0 million, or 27.5%, decrease in erectile dysfunction sales in 1998. The decrease in erectile dysfunction sales was primarily due to the 1997 introduction of MUSE, a non-invasive drug delivery system for the treatment of erectile dysfunction, and the early second quarter 1998 introduction of Viagra. Partially offsetting the erectile dysfunction sales decrease were sales increases related to our artificial urinary sphincter, our Acticon bowel sphincter and our Coaguloop Resection Electrode, which we introduced to the domestic market in 1997.

COST OF SALES. Cost of sales as a percentage of net sales changed from 25.7% in the period from January 1 to September 10, 1998 to 67.3% during the period from September 11 to December 31, 1998 and to 38.6% in 1999. In connection with the acquisition from Pfizer in September 1998, inventories were recorded at fair market value requiring a $21.8 million write-up above manufactured costs. This write-up was charged to cost of sales over a six-month period ending March 31, 1999, during which these inventories were sold. Cost of sales was charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million relating to this write-up in the first quarter of 1999. In addition, we recorded an $837,000 charge in the fourth quarter of 1999 related to a recall of the delivery system used to place our UroLume stent. Excluding these effects, cost of sales as a percentage of net sales were 23.0% in the period from September 11 to December 31, 1998 and 23.3% in 1999.

Cost of sales as a percentage of sales increased from 21.4% in the year ended December 31, 1997 to 25.7% in the period from January 1 to September 10, 1998. This was primarily due to higher actual costs per unit produced resulting from lower production volume of our erectile dysfunction devices and a shift in product mix to lower margin products. We recorded greater obsolescence reserves during the period from January 1 to September 10, 1998 than we had in previous periods due to technological obsolescence identified during the period.

Excluding the effects of the higher costs of inventory charged to cost of sales and the recall of the delivery system used to place our UroLume stent, cost of sales as a percentage of sales decreased from 25.7% during the period from January 1 to September 10, 1998 to 23.0% in the period from September 11 to December 31, 1998. These reductions in cost of sales as a percentage of sales primarily resulted from reduced manufacturing labor, obsolescence charges and overhead spending. Slightly higher production volumes of erectile dysfunction devices also helped this improvement.

MARKETING AND SALES. Marketing and sales costs increased $3.7 million, or 13.7%, from $26.7 million in 1998 to $30.4 million 1999. During 1999, we restructured our European sales and marketing operations. These actions were required for us to create autonomous sales and marketing operations following our acquisition from Pfizer.

Marketing and sales costs increased $5.1 million, or 23.8%, from $21.6 million in 1997 to $26.7 million in 1998. The increase in marketing spending was driven by an attempt to counter the introduction of MUSE and Viagra and promotional costs related to our new Acticon and Coaguloop Resection Electrode products.

RESEARCH AND DEVELOPMENT. Research and development costs decreased $3.2 million, or 19.6%, from $16.3 million in 1997 to $13.1 million in 1998. These costs also decreased $3.5 million, or 26.9%, from $13.1 million in 1998 to $9.6 million in 1999. During 1998, we abandoned an external project that cost $7.1 million in 1997 and $3.1 million in 1998. The impact of abandoning this project was to reduce our research and development spending $4.0 million in 1998 as compared to 1997 and $3.1 million in 1999 as compared to 1998.

Excluding the effects of the abandoned project, our 1998 research and development costs increased as compared to 1997 because we revised our strategic research and development plan and increased our investment in our new research and development efforts following the September 1998 acquisition from Pfizer.

GENERAL AND ADMINISTRATIVE. General and administrative costs decreased $13.9 million, or 63.8%, from $21.8 million in 1998 to $7.9 million in 1999 primarily due to legal expenses relating to product liability exposure allocated to us by Pfizer prior to the acquisition. During 1998, we charged operations for $13.2 million of legal expenses as compared to $2.0 million in 1999. The 1998 charges were primarily incurred during the period from January 1 to September 10, 1998. Under the Pfizer acquisition agreement, Pfizer agreed to indemnify us for the costs of product liability claims relating to products sold prior to the acquisition. Excluding these legal expenses, general and administrative costs as a percentage of net sales decreased from 11.7% in 1998 to 9.7% in 1999, in part because of efficiencies gained from operating as an independent company. We expect our selling, general and administrative expenses as a percentage of sales to increase because of expenses associated with hiring senior corporate officers and establishing independent management information systems. These actions were required for us to create our autonomous operations following our acquisition from Pfizer, which occurred at various times throughout 1999.

General and administrative costs increased $4.7 million, or 27.7%, from $17.1 million in 1997 to $21.8 million in 1998 primarily due to an increase in legal expenses charged to us by Pfizer.

TRANSITION AND REORGANIZATION. In late 1998 following our acquisition from Pfizer, we recorded $2.5 million of transition and reorganization expenses. We also assessed our senior management personnel needs in early 1999 and conducted a strategic review of our research and development efforts. Transition and reorganization costs of $3.0 million expensed in 1999 were primarily related to employee termination benefits and executive recruiting fees.

AMORTIZATION OF INTANGIBLES. Amortization of intangibles increased $3.3 million, or 332.9%, from $984,000 in 1998 to $4.3 million in 1999 principally related to approximately $74.6 million of goodwill and other intangible assets recorded from the Pfizer acquisition in September 1998. In the period from September 11 to December 31, 1998, $965,000 of intangible amortization was expensed. An affiliate charged us amortization related to the use of technology during 1997. This charge did not continue in subsequent periods.

IN-PROCESS RESEARCH AND DEVELOPMENT. We expensed $6.1 million of in-process research and development costs in connection with the Influence acquisition in December 1999 and $1.3 million of in-process research and development costs related to the August 1999 UroVive acquisition.

ROYALTY AND OTHER INCOME (EXPENSE). We license our stent delivery technology to a former subsidiary of Pfizer for medical use outside of the urology field. We entered into this license agreement in September 1998 in connection with our acquisition from Pfizer. In 1999, we recognized royalty income of approximately $3.4 million, all of which was from this license agreement.

INTEREST EXPENSE. Interest expense increased $5.2 million, or 311.1%, from $1.7 million in 1998 to $6.9 million in 1999. We borrowed $95.0 million to finance our acquisition from Pfizer in September 1998 and $2.5 million in early 1999 to pay for transition and reorganization expenses.

INCOME TAX BENEFIT (EXPENSE). We recorded tax benefits of $5.3 million in 1999 and $4.0 million in the period from September 11 to December 31, 1998. The 1999 tax benefit resulted primarily from the revaluation of acquired inventories, the recording of write-offs of acquired research and development, the expensing of transition and reorganization costs and interest expense. The tax benefit during the period from September 11 to December 31, 1998 was caused by the impact of the revaluation of acquired inventories, transition and reorganization costs and interest expense. The recording of these tax benefits assumes that we will achieve significant levels of profitability in the future. We believe our past levels of profitability and future operating expectations will allow us to realize these benefits, although we cannot assure these results.

The effective tax rates used to record these benefits were 35.2% in 1999 and 38.3% during the period from September 11 to December 31, 1998. These rates compare to effective rates of 39.9% and 37.8% used to record tax expense in the period January 1 to September 10, 1998 and the year ended December 31, 1997, respectively. The effective rates differ from the statutory rates due to state taxes, goodwill amortization and the impact of foreign taxes.

QUARTERLY RESULTS OF OPERATIONS


The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 1999 and for the quarters ended March 31, 2000, and June 30, 2000. We derived this information from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. These operating results include Influence's financial results from the December 16, 1999 date of acquisition. The operating results for any quarter are not necessarily indicative of results for any future period.



                                                                    1999                              2000
                                                  -----------------------------------------    ------------------
                                                   FIRST      SECOND      THIRD     FOURTH      FIRST     SECOND
                                                  QUARTER     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                                  --------    -------    -------    -------    -------    -------
                                                                          (in thousands)
Net sales.....................................    $ 20,169    $20,065    $19,536    $21,583    $24,986    $25,093
Cost of sales(1)..............................      16,300      4,809      4,497      5,813      5,730      5,785
                                                  --------    -------    -------    -------    -------    -------
  Gross profit................................       3,869     15,256     15,039     15,770     19,256     19,308
Operating expenses:
  Marketing and sales.........................       7,045      7,347      7,621      8,387      9,864     10,019
  Research and development....................       2,127      2,409      2,378      2,638      3,028      2,965
  General and administrative..................       1,677      2,047      2,019      2,146      2,694      2,935
  Transition and reorganization...............       3,000         --         --         --         --      1,000
  Amortization of intangibles.................       1,010        960        996      1,294      1,991      2,010
  In-process research and development.........          --         --         --      7,354         --         --
                                                  --------    -------    -------    -------    -------    -------
Total operating expenses......................      14,859     12,763     13,014     21,819     17,577     18,929
                                                  --------    -------    -------    -------    -------    -------
Operating income (loss).......................     (10,990)     2,493      2,025     (6,049)     1,679        379
Royalty and other income (expense)............         785      1,423        835      1,162        726        701
Interest income (expense).....................      (1,741)    (1,617)    (1,690)    (1,825)    (1,844)    (2,237)
                                                  --------    -------    -------    -------    -------    -------
Income (loss) before taxes....................     (11,946)     2,299      1,170     (6,712)       561     (1,157)
Income tax benefit (expense)..................       4,778       (910)      (471)     1,943       (352)       392
                                                  --------    -------    -------    -------    -------    -------
Net income (loss).............................    $ (7,168)   $ 1,389    $   699    $(4,769)   $   209    $  (765)
                                                  ========    =======    =======    =======    =======    =======
Net sales growth as compared to same quarter
  in prior year...............................       (13.0%)     10.3%       9.8%      12.6%      23.9%      25.1%


---------------------------------------------

(1)Cost of sales for the first quarter of 1999 includes $11.6 million of amortization relating to revaluation of inventories acquired on September 10, 1998 from Pfizer.


SEASONALITY


Our sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns. We believe our business is seasonal, with the third quarter of each year typically having the lowest sales and the fourth quarter of each year typically having the highest sales. There can be no assurance that future seasonal fluctuations will not adversely affect our business and results of operations.

LIQUIDITY AND CAPITAL RESOURCES


Cash and cash equivalents were $4.8 million as of June 30, 2000 as compared to $6.9 million as of December 31, 1999 and $2.8 million as of December 31, 1998.



CASH PROVIDED FROM AND USED IN OPERATIONS. In the first six months of 1999, our operations provided $8.3 million of cash as compared to $3.2 million of cash provided from operations in the first six months of 2000. Our operating activities for the six months ended June 30, 1999 were significantly impacted by the $11.6 million non-cash charge related to the acquisition write-up of inventories and the collection of $6.8 million of receivables from former affiliates. We also incurred $2.6 million of additional depreciation and amortization in the first six months of 2000 as compared to the same period in 1999. These increases resulted from the acquisition of Influence and other technologies late in 1999.


We generated $13.9 million of cash from operations in 1999. Our net loss of $9.8 million was caused largely by noncash items, including the $11.6 million charge for the acquisition write-up of inventories, the $7.4 million write-off of in-process research and development resulting from the Influence and UroVive acquisitions, $6.8 million of depreciation and amortization and $2.1 million of pension expense that did not require funding. We collected $6.8 million from former affiliates, but accounts receivable grew because of higher revenues. We used cash to reduce our accrued liabilities particularly those related to transition and reorganization costs.

We generated $850,000 in cash from operations in the period from September 11 to December 31, 1998 following the Pfizer acquisition. In the period from January 1 to September 10, 1998, we generated $1.3 million of cash from operations.

Our 1997 operations generated $2.6 million in cash. Transactions with affiliates impacted the cash flows during this year. These affiliates used $11.7 million of cash from the operations during this year.


CASH USED IN INVESTING ACTIVITIES. During 1999, we used $31.6 million to purchase Influence and to acquire other technologies and assets. We also paid $1.0 million to acquire a patent related to our incontinence products. In the first six months of 2000, we paid contingent purchase price payments of $3.5 million related to the acquisition of Influence, paid the second $1.0 million installment related to the patent purchase, and paid $1.4 million in up-front financing fees on our senior credit facility.



In the first six months of 2000, we completed implementation of new software systems. We invested $1.2 million in property and equipment during the period, primarily related to this project. We spent $6.5 million on the purchase of property, plant and equipment in 1999, again mostly related to the development of these systems and the purchase of related computer hardware.


We invested $2.0 million in equipment purchased during 1998 and purchased property and equipment of $2.6 million in 1997. These acquisitions were for manufacturing equipment and computer related hardware and software.


CASH PROVIDED BY FINANCING ACTIVITIES. We used $2.7 million of net borrowings under our credit facility to finance the Influence contingent payments and patent acquisition in the first six months of 2000. We borrowed $2.5 million under our senior credit facility to finance 1999 purchases of computer hardware and software and to fund the payment of accrued transition and reorganization expenses.



The 1999 acquisition of Influence and other technologies were financed through $23.0 million of additional preferred stock financing from our existing stockholders and $3.8 million of borrowings under our senior credit facility.


INCOME TAXES AND NET OPERATING LOSS CARRYFORWARDS. At December 31, 1999, we had net operating loss carryforwards of $14.0 million available for federal income tax purposes to offset future taxable income, which begin to expire in 2018. Realization of the future tax benefits related to this net deferred tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, we have included a valuation allowance of $5.0 million. This amount represents the approximate amount by which we project the net operating losses to exceed future income in that foreign jurisdiction.


SENIOR CREDIT FACILITY. We have a $115.0 million senior credit facility, which expires in March 2006. In April 2000, we refinanced our prior credit facility that was due to expire in September 2000. The new facility consists of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. The guarantee is provided by Warburg Pincus. The term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus .5% or the Prime Rate) plus from 1% to 2% for Base Rate loans or LIBOR plus 3% for Eurodollar loans. The guaranteed note and the revolving line of credit bear interest at the Base Rate for Base Rate loans or LIBOR plus .875% for Eurodollar loans. At June 30, 2000, the Base Rate was 9% and LIBOR was 6.78%. Through June 30, 2000, we have only requested Eurodollar loans. The term note requires quarterly principal payments of $2.0 million through March 2002, $2.5 million from June 2002 through March 2003, $3.0 million from June 2003 through March 2004, and $3.4 million from June 2004 through March 2006. At March 31, 2000, $10.9 million was unused. The senior credit facility is secured by substantially all of our assets, including 100% of the outstanding capital stock of American Medical Systems, Inc. and Influence, Inc., and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.


We plan to use a portion of the net proceeds of this offering to repay all of the outstanding debt under the guaranteed portion of our current credit facility, plus accumulated interest. We expect that approximately $39.0 million will be needed for this purpose.

CASH COMMITMENTS. Our acquisition of Influence also obligates us to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on January 31, 2001. To date, we have made $3.5 million of these contingent payments. In addition, we are required to make contingent purchase price payments of up to approximately $10 million depending on the outcome of our litigation with Boston Scientific Corporation. We expect that up to $17.0 million of the net proceeds of the offering could be used to meet these future contingent payments.

We believe that funds generated from operations, together with the net proceeds of the offering and funds available under our senior credit facility will be sufficient to finance our current operations and planned capital expenditure requirements for at least the next twelve months.

INTEREST RATE HEDGING AND CURRENCY FLUCTUATIONS

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, and commodity price or equity price risk. We have not purchased options or entered into forward or futures contracts. Assuming we repay approximately $39 million under our senior credit facility with proceeds from the offering, if the interest rate under our senior credit facility were to increase by 10%, our annual interest expense would increase by approximately $500,000.


Our senior credit facility requires us to maintain protection against fluctuations in interest rates beginning in mid-July 2000 and continuing for a three-year period. In July 2000, we entered into a swap agreement that fixed LIBOR at 7.065% on $30.0 million of our $65.0 million term note through June 20, 2003. The term note bears interest at LIBOR plus 3%.


Our operations outside of the United States are maintained in their local currency, except for our Israeli subsidiary, where the U.S. dollar serves as the functional currency. All assets and liabilities of our international subsidiaries are translated to U.S. dollars at year-end exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions are included in operations and were not material in any period.

INFLATION

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative which focused on freestanding contracts, including, for example, options and forwards, and futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations. We do not currently hold derivative instruments or engage in hedging activities, except as required under our senior credit facility. See "Interest Rate Hedging and Currency Fluctuations."

                                    BUSINESS

OVERVIEW

We are the leading independent company focused solely on supplying medical devices to physicians specializing in the treatment of urological disorders. None of the other leading suppliers in this market derives more than 40% of their sales from urological products. We believe our long-standing reputation for quality and innovative products and excellent relationships with leading urological surgeons positions us not only to benefit from the growth in the urology market, but to drive it.

We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by urological disorders. We offer medical devices to treat the three major urological disorders: incontinence, erectile dysfunction and prostate disease.

    - Incontinence. We offer a broad line of products designed to treat men and women suffering from urinary and fecal incontinence. Our products include artificial sphincters, sling systems and bulking systems. Our incontinence products represented $26.9 million, or 33%, of our 1999 net sales. Sales of incontinence products would have been $37.5 million in 1999 if Influence sales had been included for the entire year.

    - Erectile Dysfunction. We are the leader in the surgical erectile dysfunction market, with more than 60% market share in penile prostheses based on 1999 sales. Our erectile dysfunction products include a full line of inflatable and malleable penile prostheses and a diagnostic system used to determine the causes of erectile dysfunction. Urologists have implanted over 200,000 of our devices with high patient satisfaction rates. Our erectile dysfunction products represented $47.2 million, or 58%, of our 1999 net sales.

    - Prostate Disease. We participate in the prostate disease market with our prostatic stents, resection loops and a minimally invasive ethanol injection system which is under development for treatment of enlarged prostates, also referred to as BPH. Our prostate disease products represented $7.2 million, or 9%, of our 1999 net sales.

Our product development and acquisition strategy has focused on expanding our product offering and on adding less-invasive medical devices for the treatment of incontinence, erectile dysfunction and prostate disease. In 1999, we expanded our commitment to the treatment of incontinence and prostate disease through the acquisitions of several leading-edge technologies. In August 1999, we acquired the UroVive bulking system, a minimally invasive treatment for female urinary stress incontinence. In October 1999, we acquired exclusive worldwide distribution rights to the ProstaJect ethanol injection system, a minimally invasive treatment for BPH. In December 1999, we acquired Influence, a provider of less-invasive sling products for treating female incontinence.

We believe the size and strength of our sales organization are among our primary competitive advantages. We employ one of the largest sales forces solely focused on the urology market, with more than 100 domestic and international direct sales representatives who are well-trained and highly motivated and 45 international distributors and agents who sell our products worldwide.

THE UROLOGY MARKET

The three most prevalent urological disorders are incontinence, erectile dysfunction and prostate disease. Approximately 60 million people in the United States suffer from one or more of these disorders. We estimate that approximately 11 million of these people have a disorder severe enough to be likely candidates for treatment with our products. Historically, only a small percentage of the patients suffering from these disorders has sought treatment. In recent years, however, the number of people seeking treatment has grown as a result of the publicity associated with new treatment alternatives, especially new drug therapies.

When a patient seeks treatment, urologists generally assess the severity of the urological disorder as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider a non-invasive treatment first. If the non-invasive treatment is unsuccessful, urologists may recommend a surgical treatment. Surgical treatment has demonstrated a higher degree of effectiveness compared to non-invasive alternatives for patients suffering from moderate or severe urological disorders.

The cost to the U.S. health care system for treatment of urological disorders is approximately $24 billion annually. Of this amount, we estimate that more than $1 billion is spent on diagnostic and therapeutic medical devices. This market is comprised of five major disorders including incontinence, erectile dysfunction, BPH, prostate cancer and endourology. We currently offer products that provide solutions for three of these major disorders: erectile dysfunction, incontinence and BPH. We estimate that the U.S. market for medical devices to treat these three disorders is over $500 million annually.

We believe over the next several years a number of key demographic and technological factors will accelerate growth in the market for medical devices to treat urological disorders, particularly in our three product categories. These factors include the following:

    - Aging population. The incidence of urological disorders increases with age. The over-40 age group in the United States is growing almost twice as fast as the overall population. Accordingly, the number of individuals developing urological disorders will increase significantly as the population ages and as life expectancies continue to rise. We estimate that approximately one half of all individuals over age 50 suffer from incontinence, erectile dysfunction or prostate disease. Of those suffering from these disorders, we estimate that approximately 19% have disorders severe enough to be likely candidates for our products.

    - Less-invasive techniques and technologies. Patients often weigh the clinical benefits against the invasiveness of the procedures when choosing a treatment alternative. Technological advances have been driving the development of less-invasive procedures that improve outcomes and speed recovery. As a result, we believe patients will increasingly choose surgical alternatives over alternatives that simply manage their disorder.

    - More patients seeking treatment. In recent years, the publicity associated with new technological advances and new drug therapies has increased the number of patients visiting their urologists to seek treatment for urological disorders. For example, since Pfizer introduced Viagra in April 1998, there have been approximately 8.6 million new prescriptions written for Viagra. In contrast, prior to the introduction of Viagra, approximately one million men sought treatment for erectile dysfunction each year. Since non-surgical treatments are ineffective for large numbers of patients, we believe the number of patients who will try surgical treatments will increase as the overall number of patients seeking treatment increases.

    - Emphasis on quality of life. Baby boomers place an increased emphasis on quality of life issues and maintaining active lifestyles. Their desire to improve quality of life is usually an important factor in selecting a treatment for their disorder. Baby boomers are more likely to consider treatments designed to cure a urological disorder rather than simply manage it. Because surgical treatment is one of the most effective ways to treat urological disorders, we believe baby boomers will increasingly choose surgical treatments.

OUR BUSINESS STRATEGY

We are the only major medical device company focusing solely on the urology market. Our goal is to build the preeminent, worldwide urological medical device company. The key elements of our strategy to achieve this goal are:

    - Focus on urologists. We have developed extremely strong, long-standing relationships with leading urologists treating incontinence, erectile dysfunction and prostate disease. These relationships provide us with a source of new product ideas, physician advisors for new products and a conduit through which to introduce new products. Maintaining and expanding these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

    - Continue to focus on surgical product solutions. We focus on surgical products because they are high-margin, proprietary products designed to cure urological disorders. In addition, the sophisticated nature of surgical products requires extensive and frequent contact between us and physicians. As a result, we form close relationships that we believe create barriers to entry for our competitors.

    - Offer a broad range of products. We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by urological disorders. Consolidation among hospital buying groups has reduced the number of suppliers from which they purchase products, providing an advantage to suppliers offering a broad range of products. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products internally or acquiring new products through acquisitions.

    - Expand less-invasive alternatives. Generally, the surgical procedures in which our products are used are at the patient's discretion. Patients often weigh the clinical benefits against the invasiveness of the procedure. We intend to expand our less-invasive treatment alternatives while maintaining a high level of clinical effectiveness.

    - Partner with urologists to build their practices and develop markets. We have developed marketing programs to assist urologists in marketing their practices. We intend to continue to provide innovative programs focused on helping urologists attract appropriate patients and develop referral networks. We also believe our marketing efforts to build patient awareness of treatment alternatives and encourage patients to see urologists will help urologists build their practices and simultaneously increase sales of our products.

    - Grow our international business. In order to grow our international business, which represented 23% of our total 1999 net sales, we have recently added a new senior management team and restructured our international business. We are refocusing our European operations to respond to the needs of the local markets and to develop marketing and reimbursement strategies on a country-by-country basis. New product introductions will be key to growing our international operations.

OUR INCONTINENCE BUSINESS

OVERVIEW

Incontinence is the inability to control the release of urine or fecal matter from the body. The urinary system is composed of two kidneys, two ureters, a bladder and a urethra. The kidneys remove waste products from the blood and continuously produce urine. The muscular, tube-like ureters move urine from the kidneys to the bladder, where it is stored until it flows out of the body through the tube-like urethra. A circular muscle, called the urinary sphincter, controls the activity of the urethra. The neck of the bladder and the urinary sphincter work together to act as a valve. As the bladder fills, the urinary sphincter contracts to prevent urination. During urination, the urethra and urinary sphincter muscle relax and open, the bladder contracts and the bladder neck opens, all in a coordinated fashion, causing the passage of urine.

In normal continence, when the bladder neck opens involuntarily in response to intra-abdominal pressure, the lower portion of the urinary sphincter tightens in turn, so as to maintain continence. In order to maintain continence, the urethra must be supported and compressed in its normal anatomic position. The female's natural support system for the urethra is a hammock-like supportive layer. Similarly, the urethra is also under muscular control so as to keep this tube closed during the urine storage phase.

A malfunction in any part of the urinary system can cause urinary incontinence. Incontinence may result from one or more conditions, including: weakened pelvic muscles; pelvic organic prolapses; tumors or other cancers and cancer treatments; prostate surgery; pelvic trauma; spinal cord damage; birth defects; and degenerative changes associated with aging and medications. The most common type of incontinence results from a lack of bladder neck or mid-urethral support caused primarily by weak surrounding tissue. The weakening of tissue surrounding the bladder, urethra and bladder neck arises most commonly in women as a consequence of pelvic trauma caused by pregnancy and childbirth.

There are four main types of urinary incontinence:

    - Stress incontinence is the involuntary loss of urine caused by an increase in abdominal pressure during stress events such as coughing, sneezing, lifting or exercising. There are two main categories of stress incontinence: hypermobility which refers to extra movement of the urethra; and intrinsic sphincter dysfunction, or ISD, which refers to a poorly functioning sphincter muscle.

    - Urge incontinence is the involuntary loss of urine due to an overwhelming need to urinate and the inability to suppress it long enough to reach a toilet.

    -   Mixed incontinence is a combination of stress and urge incontinence.

    - Overflow incontinence is the involuntary loss of urine when the amount of urine produced exceeds the bladder's capacity. This occurs mostly in patients with a neurogenic bladder where there is no feeling in the bladder.

Our products are designed primarily for patients with stress and mixed incontinence. Stress and mixed incontinence account for approximately two-thirds of incontinence patients, or approximately 13 million people worldwide.

CURRENT TREATMENTS FOR INCONTINENCE

The majority of patients who suffer from incontinence have mild incontinence. These patients will typically attempt to manage their incontinence condition through the use of disposable adult diapers and pads, pelvic floor muscle strengthening or, for men, a catheter and a urinary drainage bag. These approaches only provide the patient a means to manage their incontinence. They do not permanently cure incontinence.

Patients with moderate to severe incontinence typically find management of their incontinence unacceptable and may be offered one of the following four procedures to cure their incontinence:

      -- A bulking procedure, where a bulking product is implanted in the wall of the urethra at the bladder neck to bulk the sphincter and close the urethra;

      -- A sling procedure, where a sling material acts as a back stop to the urethra to prevent leakage when there is a stress event;

      -- A bladder neck suspension procedure, which lifts up vaginal or periurethral tissue and repositions the bladder to prevent urine leakage during a stress event; and

      -- An artificial urinary sphincter procedure, where a saline-filled cuff is inserted around the urethra to gently squeeze the urethra closed to keep urine in the bladder.

We provide products that are used in all four of these procedures.

INCONTINENCE MARKET OPPORTUNITY

Incontinence represents one of the largest underserved urology markets. We believe this market provides significant growth opportunities. Urinary incontinence affects more than 13 million people in the United States, including our estimate that approximately 2.3 million people suffer from severe conditions, costing the U.S. health care system more than $15 billion annually. Of this amount, we estimate that approximately $250 million is spent on medical devices. In 1999, there were approximately 200,000 procedures performed in the United States to treat incontinence. We believe that new less-invasive surgical procedures will encourage more patients to seek surgical treatments.

There are approximately ten million women with incontinence in the United States. However, only 175,000 of these women elect to undergo a sling or suspension procedure to treat their incontinence problem annually. Based on surveys that have been conducted, we believe the sling procedure is one of the fastest growing surgical procedures for the treatment of incontinence, with more than 30% growth in 1999. We estimate that sling procedures currently represent more than 40% of the total number of incontinence surgical procedures. The sling procedure is quickly becoming the leading technique for the treatment of female stress incontinence because it provides an effective solution for a wide variety of patients. In addition, urologists can perform this procedure using a less-invasive approach, which reduces morbidity and costs associated with this procedure.

We estimate that there are approximately 30,000 patients, mostly women, treated with a bulking product in the United States each year. Until recently, there was one dominant bulking product commercially available in the United States. The effectiveness of that product is limited because it is resorbed by the body over time. We believe that this market could grow with the introduction of a non-resorbable product.

There are approximately 1.9 million men with incontinence in the United States. Approximately 150,000 of these men suffer from stress incontinence. Complications from procedures for BPH and prostate cancer are the primary causes of male stress incontinence. We estimate that 10,000 men become incontinent each year due to complications from these procedures. Treatments for male incontinence include artificial urinary sphincters, bulking agents and slings.

OUR INCONTINENCE PRODUCTS

We believe the incontinence market is a major growth opportunity. We have made a significant commitment to this market in the past year with our acquisitions of Influence and the UroVive bulking system. We have the number one market position in artificial urinary sphincters and, based on surveys we have conducted, are one of the top two providers of sling systems. Our incontinence products represented $26.9 million, or 33%, of our 1999 net sales. Sales of incontinence products would have been $37.5 million in 1999 if Influence sales had been included for the entire year.

We offer a full line of incontinence products designed to meet a wide range of patient needs in the treatment of urinary and fecal incontinence for men and women. The following tables summarize our core incontinence products, products under development and services. For more information on the FDA regulatory approval process, see "Business--Government Regulation."


------------------------------------------------------------------------------------------------------------
             CURRENT PRODUCTS                 DESCRIPTION OF PRODUCT        U.S. REGULATORY APPROVAL STATUS
------------------------------------------------------------------------------------------------------------
    In-Fast Female Sling System         Female sling fixation system        510(k) cleared
------------------------------------------------------------------------------------------------------------
    Straight-In Male Sling System       Male sling fixation system          510(k) cleared
------------------------------------------------------------------------------------------------------------
    Synthetic Sling Material            Synthetic material used in a sling  510(k) cleared
                                        procedure
------------------------------------------------------------------------------------------------------------
    AMS Sphincter 800 Urinary           Small, fluid-filled implant for     510(k) cleared; PMA in process
    Prosthesis                          urinary incontinence; only
                                        commercially available artificial
                                        urinary sphincter
------------------------------------------------------------------------------------------------------------
    Acticon Neosphincter                Small, fluid-filled implant for     Humanitarian Device Exemption
                                        fecal incontinence                  received; PMA will be submitted
------------------------------------------------------------------------------------------------------------
    UroVive Bulking System              A durable, reversible microballoon  PMA classification; Revised IDE
                                        bulking system                      will be submitted
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
        PRODUCTS UNDER DEVELOPMENT            DESCRIPTION OF PRODUCT        U.S. REGULATORY APPROVAL STATUS
------------------------------------------------------------------------------------------------------------
    Next Generation Sling Systems       Female sling fixation systems       510(k) cleared
------------------------------------------------------------------------------------------------------------
    Synthetic Sling                     A strong synthetic material used    510(k) will be submitted
                                        in a sling procedure
------------------------------------------------------------------------------------------------------------
    Flast                               A device used to harvest human      None required
                                        tissue for a sling procedure
------------------------------------------------------------------------------------------------------------
    Next Generation UroVive             A durable, reversible microballoon  PMA classification; Revised IDE
                                        system                              will be submitted
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 SERVICES                     DESCRIPTION OF SERVICE        U.S. REGULATORY APPROVAL STATUS
------------------------------------------------------------------------------------------------------------
    Cadaveric Fascia Lata               Human fascia lata tissue used in a  None required
                                        sling procedure
------------------------------------------------------------------------------------------------------------
    Cadaveric Dermal Tissue             Human dermal tissue used in a       None required
                                        sling procedure
------------------------------------------------------------------------------------------------------------

We believe our In-Fast Sling System is one of the leading products for use in sling procedures in the United States. In the In-Fast sling procedure, two titanium bone screws are implanted into the pubic bone, one on each side of the urethra. Either human tissue or a synthetic sling material is then placed in the space between the urethra and the vagina. The sling material is attached to each screw and forms a hammock or "sling" beneath the urethra. The sling material below the urethra acts as a back stop during a stress event to close the urethra and prevent leakage. Until recently, a sling procedure required an invasive surgical procedure requiring hospitalization with associated discomfort, lengthy recovery and high expense. However, today, less-invasive systems, such as our In-Fast Sling System, are designed to facilitate a completely transvaginal approach, which enables the urologist to perform the sling procedure in approximately 30 minutes in the operating room. These less-invasive procedures, which can be performed on an outpatient basis with minimal post-operative pain and recovery time, are driving the growth of sling procedures. Surgeons using our sling system have reported that 95% of their patients are dry or improved five months after their procedure.

Our Straight-In Male Sling System is a novel, less-invasive approach to male incontinence that we recently introduced to the market. In this procedure, the physician implants six titanium bone screws in the pubic bone, three on each side of the urethra. Sling material is attached to the screws, and pulled tight, to form passive compression and support for the urethra. This procedure offers immediate relief of incontinence, is minimally invasive and can be performed in about one hour. It is generally performed on an outpatient basis and requires minimal recovery time.

Our AMS Sphincter 800 Urinary Prosthesis is the only commercially available artificial urinary sphincter. A study recently found that five years after implant over 90% of the patients have a functioning device. The efficacy rate with the device varies between 80% and 94% over a two to seven year period. An artificial urinary sphincter is an implantable device that mimics the function of the sphincter muscle making natural urinary control and urination possible. It is a miniature, hydraulic saline-filled device consisting of an inflatable cuff placed around the urethra, a pressure-regulating balloon placed abdominally and a control pump placed in the scrotum. The cuff is implanted around the urethra at the bladder neck in the female or around the bulbous urethra in the male, closing off the urethra. To urinate, the patient squeezes the pump to move fluid out of the cuff into the balloon, opening the urethra. The fluid then automatically returns from the balloon to the cuff, restoring continence.

Our Acticon Neosphincter Prosthesis is very similar to our AMS Sphincter 800 Urinary Prosthesis, but the cuff is placed around the anal canal to treat fecal incontinence.

Our UroVive Bulking System is designed to treat urinary stress incontinence, particularly in those women with a weak or poorly functioning sphincter muscle. The UroVive Bulking System is a minimally invasive procedure that enables the urologist to place hydrogel-filled microballoons around the bladder neck to help close the urethra, restoring continence. This procedure is mostly used in females although it can also be used in men. Until recently, there was one dominant bulking agent commercially available in the United States. The effectiveness of that product is limited in part because it is resorbed by the body over time. Once a bulking product resorbs, it loses its effectiveness and retreatment is often necessary. The microballoons used in the UroVive Bulking System are not resorbed by the body. This feature provides a durable procedure that can be reversed if necessary by puncturing the balloon. We are currently marketing this product in Europe and are conducting FDA clinical studies in the United States. We are also developing a next generation of this product which will improve its ease of use and reduce its cost.

As part of the acquisition of Influence, we acquired a number of products that are currently in development. Several of these products are improvements and next generation products for female sling procedures. These next generation products are lower cost and should be easier to use than the current systems. In addition, we are developing a product that does not require a metal implant in the pubic bone, which we believe will be particularly appealing to those urologists and gynecologists who have historically avoided using a metal bone anchor. Accordingly, we believe we can increase our market opportunity with a product that appeals to a broader spectrum of physicians.

We are developing two new products as alternatives to cadaveric tissue for sling procedures. We are developing a specially treated synthetic material, which is designed to reduce the infection rate associated with other synthetic materials, have greater strength than fascia lata and be less expensive. We also are developing Flast, a device physicians can use to harvest fascia lata from the patient's own thigh for sling material without making a large incision.

We offer several types of sling materials for use in male and female sling procedures under the Triangle trademark. In the United States, we provide cadaveric fascia lata sling material, fascia from the thigh of a donor, as a service. There is a limited supply of this type of material. We recently added the service of providing a cadaveric dermal tissue, or donor skin, product in the United States. Cadaveric dermal tissue has superior strength characteristics over cadaveric fascia lata. In addition, we offer two types of synthetic sling material, primarily outside of the United States.

OUR ERECTILE DYSFUNCTION BUSINESS

OVERVIEW

Erectile dysfunction, or impotence, is the inability to achieve or maintain an erection firm enough, or for a sufficient amount of time, for sexual intercourse. The psychological and quality of life impact of erectile dysfunction on a man's, and a couple's, life is significant.

A variety of physical and psychological conditions can cause erectile dysfunction, including diabetes, vascular disorders, disorders that affect the nervous system, complications from surgery, medication, alcoholism, spinal cord injuries, depression, stress and performance anxiety. Erectile dysfunction is most often caused by physical problems, rather than psychological problems.

Most physicians use a scoring system for erectile dysfunction that measures the severity of a patient's disorder and categorizes it as mild, moderate or severe. Of patients with erectile dysfunction, approximately 33% are categorized as mild, 49% as moderate and 18% as severe. More than 90% of patients who receive a penile implant have severe erectile dysfunction.

CURRENT TREATMENTS FOR ERECTILE DYSFUNCTION

The primary treatment options for erectile dysfunction are oral medications, injectable medications, vacuum devices and penile implants. Today, the primary oral medication used for treating erectile dysfunction is Viagra. Patients can also inject medication directly into the penis using a small needle attached to a syringe or insert medication into the urethra with an applicator instead of a needle. Before the advent of Viagra, a primary treatment for erectile dysfunction was a vacuum constriction device, which uses a vacuum to draw blood into the penis and a constriction ring to prevent blood from flowing back out of the penis.

Although the success of some of these treatments, especially Viagra, has had a positive impact on the diagnosis and treatment of patients suffering from erectile dysfunction, many patients with severe erectile dysfunction are not successfully treated with these therapies. For an effective treatment, many patients with severe conditions often have no alternative other than a penile implant. A penile implant is a device surgically implanted inside the penis to mechanically simulate an erection. A penile implant provides natural looking and feeling erections and has a very high patient and partner satisfaction rate. Patients with a penile implant can generally ejaculate normally and experience normal sensations during intercourse.

ERECTILE DYSFUNCTION MARKET OPPORTUNITY

Worldwide sales for erectile dysfunction products are estimated at $1.2 billion annually. Approximately 20% of the adult male population suffers from erectile dysfunction, which translates into more than 30 million men in the United States, primarily those over the age of 40. Of these, we estimate that approximately 5.6 million men suffer from severe erectile dysfunction, including approximately 2.8 million who suffer from chronic, severe erectile dysfunction. Viagra is an effective treatment option for less than half of patients with chronic, severe erectile dysfunction. As a result, we estimate that there are approximately 1.1 million men who are candidates for penile implants in the United States alone. We estimate that only approximately 20,000 men received a penile implant worldwide in 1999, generating worldwide sales of approximately $70 million. We believe that increased marketing and a focus on physician and patient education will continue to drive the growth of penile implants.

The introduction and advertising of Viagra have significantly increased the population of patients seeking treatment for erectile dysfunction. Since Pfizer introduced Viagra in 1998, there have been approximately 8.6 million new prescriptions written for Viagra. Prior to the introduction of Viagra, approximately one million men sought treatment for erectile dysfunction each year.

OUR ERECTILE DYSFUNCTION PRODUCTS

Historically, we have derived most of our revenues from our penile implants. Our erectile dysfunction products represented $47.2 million, or 58%, of our 1999 net sales. We are the worldwide leader in the penile implant market, with more than a 60% market share. Since we introduced the first inflatable penile prosthesis in 1973, urologists have implanted over 200,000 of our penile prostheses with patient satisfaction rates as high as 87% at five years.

In order to meet various physician and patient preferences, we offer a full line of penile implants. The following tables lists our core erectile dysfunction products on the market and those currently under development. For more information on the FDA regulatory approval process, see "Business--Government Regulation."

----------------------------------------------------------------------------------------------------------------
              CURRENT PRODUCTS                   DESCRIPTION OF PRODUCT         U.S. REGULATORY APPROVAL STATUS
----------------------------------------------------------------------------------------------------------------
    AMS 700 CX                               3-piece hydraulic implant          PDP approved
                                             expands in girth only
----------------------------------------------------------------------------------------------------------------
    AMS 700 Ultrex                           3-piece hydraulic implant          PDP approved
                                             expands in length and girth
----------------------------------------------------------------------------------------------------------------
    Ambicor                                  2-piece hydraulic implant          PDP approved
----------------------------------------------------------------------------------------------------------------
    AMS 650                                  Malleable implant                  510(k) cleared
----------------------------------------------------------------------------------------------------------------
    NEVA                                     Nocturnal monitoring device for    510(k) cleared
                                             diagnostic purposes
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
         PRODUCTS UNDER DEVELOPMENT              DESCRIPTION OF PRODUCT         U.S. REGULATORY APPROVAL STATUS
----------------------------------------------------------------------------------------------------------------
    Next Generation Penile Implants          Implants designed for              PDP supplements will be
                                             durability, ease of use and        submitted
                                             resistance to infection
----------------------------------------------------------------------------------------------------------------

Our AMS 700 product is a three-piece hydraulic inflatable implant that consists of a pair of hollow silicone cylinders implanted into the penis, a control pump placed in the scrotum and a reservoir balloon filled with saline placed in the abdomen. The control pump provides the ability to direct the saline to flow out of the balloon and into the cylinders, expanding the cylinders and causing an erect penis. Hydraulic implants are the most popular type of implants because of their natural look and feel in both the flaccid and erect positions. Our AMS 700 line includes our CX model, which expands in girth, and our Ultrex model, which expands in both length and girth. Our Ultrex model most closely approximates the process and feel of both a natural erection and a natural flaccid state and is the only product of its kind on the market. We believe our AMS 700 line of penile implants is the most widely used implant worldwide.

Our Ambicor product is a two-piece hydraulic implant. This product uses the distal end of the implant as the reservoir site which allows us to eliminate the abdominal balloon used in the AMS 700. The Ambicor product can be implanted in a less-invasive and shorter procedure than the procedure required for the three-piece device. For the patient it has the additional benefit of requiring fewer pumps for activation.

Our AMS 650 is a malleable penile implant. This product is made of a silicone-covered wire bundle that allows a man to manually straighten his penis to allow for intercourse or bend it out of the way when it is not in use. This product is a lower cost alternative to our hydraulic implants. Most of our sales of the AMS 650 are outside of the United States.

We also distribute the NEVA System, an innovative diagnostic system designed to measure nocturnal erectile events and record pertinent data for physician review. Based on the information provided by the NEVA System, a physician can better understand the origin of the erectile dysfunction problem and recommend appropriate treatment options.

OUR PROSTATE BUSINESS

OVERVIEW

There are three primary types of prostate disease: enlarged prostate, more commonly known as BPH, strictures and prostate cancer. We currently offer products to treat strictures and BPH. We also view the treatment of prostate cancer as an attractive market opportunity. The prostate gland is located just below the bladder, next to the rectum. The urethra runs through the middle of the prostate and penis.

In BPH patients, the prostate enlarges which squeezes the urethra, thereby restricting the normal passage of urine. More than half of men in their 60's have BPH, and among men in their 70's and 80's, the figure may be as high as 90%. BPH patients also typically suffer from a variety of troubling symptoms primarily relating to changes in urinary voiding which may have a significant impact on their quality of life. These symptoms include: increased frequency of urination; sudden urge to urinate; stopping and starting of flow during urination; weak flow of urine; difficulty in starting urination and sensation of incompleteness in emptying of bladder.

Strictures are scarring of the urethra, usually caused by sexually transmitted diseases or from physical or surgical trauma, including passing of scopes or other instrumentation within the urethra.

CURRENT TREATMENTS FOR PROSTATE DISEASE

Conventional treatments for prostate disease typically involve a number of invasive surgical techniques and/or drug therapies. The following summarizes treatment options for the three types of prostate diseases:

    - BPH. The primary treatments for patients with mild to moderate BPH are watchful waiting and drug therapy. Watchful waiting means that the patient chooses no treatment at all, and seeks treatment only when the condition worsens. For patients with moderate to severe BPH, the most common surgical treatment is transurethral resection of the prostate, or TURP. This procedure involves inserting a tiny looped wire into the urethra through the penis and up to the prostate to remove the prostatic tissue. New, less-invasive techniques have been introduced to the market recently, such as lasers, radio frequency energy needles and microwave therapy. These therapies are designed to kill prostatic tissue using various forms of energy without damaging the urethra. While less-invasive than TURPs, these therapies are somewhat less effective at restoring high urine flow rates to patients. Stents are another alternative for patients who suffer from BPH. They offer the advantages of a less-invasive procedure, immediate relief of obstruction as well as flow rates comparable to TURP.

    - Strictures. Treatments of strictures include dilation procedures, urethrotomy procedures and stents. Urethral dilation involves the use of metal dilators to gradually stretch out the strictured area of the urethra. Urethrotomy involves making an incision in the urethra to open up the scarred area. Urethral stents are placed to hold open the urethra so that the scar does not reform, a common complication of other procedures. A urethroplasty procedure is typically used when other methods fail. In this procedure, the stricture is accessed through a surgical incision, the strictured area is removed and the urethra is re-attached.

    - Prostate cancer. A radical prostatectomy is the most widely accepted treatment to remove a cancerous prostate gland. In this procedure, the entire prostate is removed in an invasive procedure. Radiation therapy, particularly brachytherapy, has become an important new technology for treatment of prostate cancer. Brachytherapy is a less-invasive procedure in which small radiation seeds are implanted in the prostate through the perineum to kill the cancerous prostatic tissue. Cryotherapy has also recently been reintroduced to the market. This procedure uses cryo probes placed perineally to freeze the prostate and kill the cancerous tissue.

PROSTATE DISEASE MARKET OPPORTUNITY

Prostate disease affects approximately 16 million patients in the United States. We estimate that the U.S. market for products to treat prostate disease is more than $300 million annually, and approximately $100 million of this amount is from products used to treat BPH. BPH is the most common type of prostate disease, affecting more than 13 million men in the United States. We estimate that approximately 2.9 million of these men suffer from severe BPH; approximately 2 million are treated with drugs and approximately 250,000 are treated surgically. In addition, the American Cancer Society estimates that there will be 180,400 new cases of prostate cancer diagnosed in 2000.

OUR PROSTATE PRODUCTS

We have the number one market position in permanent urethral stents for the treatment of BPH and strictures. Our prostate disease products represented $7.2 million, or 9.0%, of our 1999 net sales. The following tables list our core prostate products and products under development. For more information on the FDA regulatory approval process, see "Business--Government Regulation."

---------------------------------------------------------------------------------------------------
          CURRENT PRODUCTS              DESCRIPTION OF PRODUCT         REGULATORY APPROVAL STATUS
---------------------------------------------------------------------------------------------------
    UroLume Endoprosthesis           An expandable braided wire       PMA approved
                                     stent
---------------------------------------------------------------------------------------------------
    Coaguloop Resection Electrode    A resection loop using radio     510(k) cleared
                                     frequency energy to resect
                                     the prostate
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
     PRODUCTS UNDER DEVELOPMENT         DESCRIPTION OF PRODUCT         REGULATORY APPROVAL STATUS
---------------------------------------------------------------------------------------------------
    ProstaJect System                A needle injecting probe is      IND/NDA will be submitted;
                                     used to inject ethanol into      IND for Phase I and II trials
                                     the prostate to kill the         in preparation
                                     tissue
---------------------------------------------------------------------------------------------------
    Next Generation UroLume          An expandable braided wire       PMA supplement will be
                                     stent which is more              submitted
                                     comfortable and easier to
                                     remove
---------------------------------------------------------------------------------------------------
    Bioresorable Stent               Urethral stent designed to       IDE/PMA will be submitted
                                     maintain its structure for
                                     2-4 weeks after implant
---------------------------------------------------------------------------------------------------

Our UroLume Endoprosthesis is an expandable braided wire stent intended as a treatment to relieve urinary obstruction caused by BPH, detrusor external sphincter dyssenergia, or DESD, and strictures. Our UroLume procedure is minimally invasive, using a direct vision delivery system for precise positioning and easy placement. Urologists perform this procedure under local or general anesthesia. Our UroLume stent has an 88% success rate seven years after implant. We are currently developing a next generation UroLume product which is designed to be easier to remove and less irritative.

Our Coaguloop Resection Electrode is a premium resection loop used during TURP and bladder cancer procedures. It is used as a treatment to relieve urinary obstruction caused by BPH. The main advantage of our loop is that it has superior coagulation characteristics compared to other loops.

We acquired the exclusive rights to distribute the ProstaJect injection device on a worldwide, long-term basis in October 1999. The ProstaJect System is an injection system designed to treat BPH in a less-invasive manner by injecting ethanol into the prostate to kill prostatic tissue. The device is made up of a curved injection needle that facilitates precise placement of the ethanol into the prostate. This system does not require the physician to invest in any capital equipment, unlike competitive products currently on the market. Urologists can perform this transurethral injection procedure in an ambulatory surgery center without the use of general anesthesia. We are currently seeking FDA approval to market this product in the United States for BPH. We plan to launch this product in early-2001 outside of the United States.

We are in the process of developing a bioresorbable stent. This product is designed for use in post-surgical procedures, particularly after less-invasive BPH procedures. A high percentage of these patients are sent home with catheters after the procedure because of temporary obstruction caused by swelling of the urethra. Our product is designed to hold open the urethra for a period of two to four weeks. This would allow patients immediate post-operative voiding without the use of a catheter.

SALES AND MARKETING

UNITED STATES

We have a strong sales, marketing and distribution infrastructure that includes well-trained, direct field representatives worldwide. Our U.S. sales force is comprised of two teams of sales representatives. One team is focused on selling traditional AMS products, including our penile implants, artificial urinary sphincters and UroLume stents. The other team, made up primarily of the former Influence sales force, is focused on selling sling products to the incontinence market. We believe this allows both sales teams to focus on their core competencies and to maximize sales. We also have surgical specialists in the field who support our selling efforts by attending procedures involving our products.

We believe the size and strength of our sales organization are among our important competitive advantages. Our sales force is very well trained in the technical aspects of the procedures urologists perform with our products. In addition, our AMS sales team has strong, long-term relationships with the urologists who use our products. Our Influence sales team is a competitive selling organization. Our sales representatives have an average tenure with us or Influence of six years.

Our marketing department consists of more than 30 professionals who develop and implement marketing programs designed to increase awareness of our products with patients and urologists. Our marketing programs have provided us with exceptional access to physicians throughout the world. These programs include:

    - Medical Marketing Programs are intended to educate physicians and their staff about successfully promoting their practices, efficiently educate patients about the diagnosis and treatment of various urological conditions and effectively train office staff to work with patients.

    - Surgical Training Programs are offered to physicians interested in improving their surgical techniques.

    - Education Materials, such as brochures and videos, are developed to educate patients and urologists about treatment options for incontinence, erectile dysfunction, prostate disease and about our products in particular.

    - Reimbursement Assistance is provided by our Health Care Affairs department and outside consultants to assist patients and surgeons in obtaining appropriate reimbursement for our products.

    - Medical Advisory Boards are comprised of key U.S. and international opinion leaders who provide us feedback about our current and future products, diagnostic and treatment trends and other areas of interest.

    - Website marketing is focused on educating both patients and urologists about our product alternatives, reimbursement for our procedures and our marketing programs.

INTERNATIONAL

In order to grow our international business, which represented 23% of our total net sales in 1999, we have recently added a new senior management team and restructured our international business. We currently employ a direct sales force located in five Western European countries, Canada and Australia. All of our international sales people sell our entire product line. We also have a network of approximately 45 foreign independent distributors and agents who supplement our direct sales force. These distributors and agents sell our products primarily in Eastern Europe, Southeast Asia, South America, the Middle East and Africa. The local market condition, regulatory situation and competitive situation determine the type of products sold in our distributor markets. New product introductions will be key to growing our international operations.

MANUFACTURING AND SUPPLY

We have approximately 75,000 square feet at our headquarters located in Minnetonka, Minnesota used for manufacturing, research and development, warehousing and distribution. We have numerous manufacturing capabilities at the Minnesota facility, including high-skilled operations specialists and expertise in plastic injection molding, silicone transfer molding, silicone molding, dip coating and silicone extrusion using state-of-the-art technology. We manufacture almost all of our products and related components in our Minnesota facility, except our sling products, which are currently manufactured at our Israeli facility. We are in the process of transferring production of our In-Fast sling products from our Israeli facility to our Minnesota facility. We plan to continue to use our Israeli facility to manufacture prototypes and other lower-volume incontinence products.

Although most of the components we purchase to use in our manufacturing facility are available from multiple sources, some materials are only supplied by a limited number of vendors. The main component of our implantable prostheses is raw silicone. We currently rely on one supplier to provide the silicone used in most of our implantable products. We are aware of only two suppliers of silicone to the medical device industry for permanent implant usage. We rely mostly on one supplier for some of the components used in Influence's sling procedure kits for the treatment of incontinence, although there are a few other authorized suppliers of these components. We purchase other raw materials from multiple suppliers in the United States.

We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance and quality control test methods. Our documentation systems comply with FDA and ISO 9001 requirements.

Currently, we are operating one manufacturing shift and are at approximately 25% of our production capacity in our Minnesota facility. We have the ability to increase production levels of our current product lines without expanding our facility. We believe that our property in Minnesota is adequate to serve our business operations for the foreseeable future.

RESEARCH AND DEVELOPMENT

Our U.S.-based research and development staff of more than 30 people focuses on developing new products to treat incontinence, erectile dysfunction and prostate disease. In addition, our research and development staff continually works on enhancing our current product offerings, also known as continuation engineering. The incontinence, erectile dysfunction and prostate disease teams focus on developing new, unique and cost-effective products to treat these disorders. The continuation engineering team focuses on developing improvements to our existing products. Our research and development staff also consults with our network of leading urologists to develop new products and new features to our existing products.

In addition, our Israeli subsidiary continues to employ the two founders of Influence who lead a research and development staff of approximately 15 people in Israel. This team focuses on next generation sling technology and other incontinence products. The Israeli research and development team works closely with our U.S. research and development staff. To support the Israeli research and development team, we have maintained Influence's prototype manufacturing group, consisting of 10 highly skilled machinists and craftsmen. The prototype manufacturing group is responsible for transferring the technology developed by the Israeli research and development team to a manufacturing platform.

We spent $16.3 million in 1997, $13.1 million in 1998 and $9.6 million in 1999 on research and development. These costs include clinical and regulatory expenses. Our research and development costs declined in 1998 and 1999 because we abandoned a research project on which we spent $7.1 million in 1997 and $3.1 million in 1998. We abandoned this project in early 1999, and did not spend a significant amount on this project in 1999.

COMPETITION

Competition in the medical device industry is intense and is characterized by extensive research efforts and rapid technological progress. We believe that the primary competitive factors include price, quality, technical capability, breadth of product line and distribution capabilities. Many of our competitors in the urology market have greater resources, more widely accepted products, less-invasive therapies, greater technical capabilities and stronger name recognition than we do. Our ability to compete is affected by our ability to:

    -   develop new products and innovative technologies;

    -   obtain regulatory clearance and compliance for our products;

    - protect the proprietary technology of our products and manufacturing process;

    -   market our products;

    -   attract and retain skilled employees; and

    -   maintain and establish distribution relationships.


Our principal competition in the erectile dysfunction market is Mentor Corporation's penile implants and oral medications such as Pfizer's Viagra. We also compete with companies that provide injectables for erectile dysfunction such as Pharmacia and Schwarz Pharma. Our principal competitors in the incontinence market are C.R. Bard, Inc., Boston Scientific Corporation, Johnson & Johnson, UroPlasty, Inc. and Advanced UroSciences, Inc. Our principal competitors in the prostate disease market are Johnson & Johnson, Boston Scientific Corporation, EDAP Technomed, Urologix, Inc. and VidaMed, Inc.


Our competitors also include academic institutions and other public and private research organizations that continue to conduct research, seek patent protection and establish arrangements for commercializing products in this market which will compete with our products.

INTELLECTUAL PROPERTY

We seek to aggressively protect technology, inventions and improvements that we consider important through the use of patents and trade secrets in the United States and significant foreign markets. We cannot assure you that our patents will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these rights. In addition, we cannot assure you that the PTO will issue any of our pending patent applications. The PTO may also deny or significantly narrow claims made under our patent applications. Any issued patents may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO, including interference proceedings. These proceedings could result in adverse decisions as to the priority of our inventions. The laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as the laws in the United States, or at all.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. If a third party makes an infringement claim, our costs to defend the claim could be substantial and adversely affect us, even if we were ultimately successful in defending the claim. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production. Litigation may also be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own. Any claims or litigation could result in substantial costs and diversion of effort by our management. We are currently involved in two intellectual property lawsuits with Boston Scientific Corporation. See "Business--Legal Proceedings" for more specific information regarding these lawsuits.

We also rely on trade secrets and other unpatented proprietary technology. We cannot assure you that we can meaningfully protect our rights in these unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. We cannot assure you, however, that the agreements will not be breached, that we will have adequate remedies for any breach or that our competitors will not discover or independently develop our trade secrets.

GOVERNMENT REGULATION

UNITED STATES

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, strictly regulate our products and research and development activities. The Federal Food, Drug, and Cosmetic Act, or FDA Act, the regulations promulgated under this act, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion of medical devices.

Generally, before we can market a new medical device, we must obtain marketing clearance through a 510(k) premarket notification, approval of a premarket approval application, or PMA, or approval of product development protocol, or PDP. The FDA will typically grant a 510(k) clearance if it can establish that the device is substantially equivalent to a predicate device. It generally takes several months from the date of a 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required.

A PMA or PDP application must be submitted if a proposed device does not qualify for a 510(k) premarket clearance procedure. The scientific data required to support an approval to market a product using a PMA or PDP is generally the same. PMA and PDP applications must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The PMA and PDP must also contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising, and any training materials. The PMA and PDP process can be expensive, uncertain and lengthy, require detailed and comprehensive data and generally take significantly longer than the 510(k) process. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure compliance with applicable quality standard regulation requirements which include elaborate testing, control documentation and other quality assurance procedures. Separate preapproval inspections are required for each PMA application.

If human clinical trials of a device are required, either for a 510(k) submission or a PMA application, and the device presents a significant risk, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption, or an IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more appropriate institutional review boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a nonsignificant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by two or more appropriate IRBs without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, there can be no assurance the FDA will determine that the data derived from the studies support the safety and efficacy of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects.

Our core implantable products are or will be approved through the PMA or PDP application process. Most of our other products are approved through the 510(k) premarketing notification process. We have conducted clinical trials to support many of our regulatory approvals.


We currently plan to seek approval from the FDA to market the InjecTx device and ethanol as a drug/device combination product in the United States. In order to obtain this approval, we will need to conduct preclinical laboratory and animal tests; submit to the FDA an investigational new drug application, commonly known as an IND application; conduct clinical and other studies to assess safety and dosage parameters of use; conduct adequate and well-controlled randomized clinical trials to establish the safety and effectiveness of the drug product; submit to the FDA a new drug application, commonly known as an NDA; and obtain FDA approval of the NDA prior to any commercial sale or shipment of the product in the United States. Throughout the process, we will be required to submit extensive clinical data to the FDA, which the FDA will review and analyze. This process is expensive, uncertain and generally takes several years to complete.

In addition to granting approvals for our products, the FDA and international regulatory authorities periodically inspect our company. We must comply with the host of regulatory requirements that apply to medical devices marketed in the United States and internationally. These requirements include labeling regulations, manufacturing regulations, quality system regulation requirements, and the medical device reporting regulations which require a manufacturer to report to the FDA adverse events involving its products, and the FDA's general prohibitions against promoting products for unapproved or off-label uses. The FDA periodically inspects device and drug manufacturing facilities in the United States in order to assure compliance with applicable quality system regulations. The FDA last inspected our Minnetonka, Minnesota manufacturing facility in 1999 and our Israeli facility in 2000.

If the FDA believes we are not in compliance with law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against us and our officers and employees. If we fail to comply with these regulatory requirements, our business, financial condition and results of operations would be harmed. In addition, regulations regarding the manufacture and sale of our products are subject to change. We cannot predict the effect, if any, that these changes might have on our business, financial condition and results of operations.

Our manufacturing facility complies in all material respects with FDA requirements. We have also implemented comprehensive procedures to ensure compliance with the FDA quality system regulations with a focus on comprehensive product design controls.

In addition to the FDA's regulation of the sale and marketing of medical devices, we are also subject to the National Organ Transplant Act, or NOTA, because we provide human tissue in connection with our sling systems for urinary incontinence. NOTA prohibits the purchase and sale of human organs, including bone and related tissue, for valuable consideration. NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. NOTA enables the federal government to impose civil and criminal penalties on those found to have violated this federal statute.

The FDA currently regulates human tissue-based products under the Public Health Services Act. FDA regulations do not require a premarket clearance for human tissue that is minimally manipulated, although human tissue is subject to tissue donor screening and testing, processing and record keeping, and other controls. The FDA, however, has proposed a more comprehensive regulatory framework that will, if adopted, build upon and supersede the existing regulations for human tissue-based products. Implementation of this proposed regulatory approach would lead to new regulations for the human tissue we provide with our sling kits.

Most major foreign countries also regulate the use of human tissue, though with different regulations and standards in each country.

INTERNATIONAL

In order to market our products in European and other foreign countries, we must obtain required regulatory approvals and comply with extensive regulations governing product safety, quality and manufacturing processes. These regulations vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the United States, and requirements for licensing may differ from FDA requirements.

In order to market our products in the member countries of the European Union, we are required to comply with the medical devices directive and obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Under the medical devices directives, all medical devices including active implants and in-vitro diagnostic products must qualify for CE marking.

All our products sold internationally are subject to appropriate foreign regulatory approvals, like CE Marking for the European Union. Our products are manufactured in ISO 9001 compliant facilities.

THIRD-PARTY REIMBURSEMENT

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient's medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of any medical device. Consequently, we seek to obtain reimbursement for all of our products.

Reimbursement in the United States depends on our ability to obtain FDA clearances and approvals to market these products. Reimbursement also depends on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical trials. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.

The U.S. Health Care Financing Administration, or HCFA, sets reimbursement policy for the Medicare program in the United States. HCFA has a national coverage policy, which provides for the diagnosis and treatment of erectile dysfunction in Medicare beneficiaries. It is estimated that 50-60% of penile prosthesis procedures are performed on patients covered by Medicare.

Commercial payor coverage for erectile dysfunction varies widely across the United States. Prior authorization is required for penile prosthesis surgeries, and we have developed programs to address coverage denials for physicians and their patients. For example, the introduction of Viagra resulted in some plans establishing broad coverage exclusions for erectile dysfunction, most notably some Blue Cross/Blue Shield plans.


Medicare has a national coverage policy that provides coverage for our AMS 800 Artificial Urinary Sphincter. Likewise, the Influence In-Fast and Straight-In sling fixation systems are utilized in surgical procedures that are well-accepted and paid for by third-party payors. Minimally invasive treatments for prostate disease are generally covered under many third-party reimbursement programs. Treatment for stricture of the urethra is covered by all Medicare carriers in the United States and BPH is covered by Medicare in 33 states with six additional states pending.


All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. These types of programs can potentially limit the amount which health care providers may be willing to pay for medical devices.


HCFA issued a Final Rule on its Prospective Payment System For Outpatient Services on April 7, 2000. We estimate that more than half of the procedures using our products are used in an outpatient hospital setting. This rule provides for a new system to reimburse Medicare outpatient surgical services provided in a hospital made up of two parts: payment to the hospital for the procedure costs and a separate payment, known as a pass-through payment, intended to cover the cost of medical devices used during the procedure that are more than 25% of the total procedure cost. Some medical devices that do not fit the pass-through criteria may be reimbursed by a separate payor known as New Technology Ambulatory Payment Classification. This rule became effective on August 1, 2000. On July 26, 2000, HCFA published a list of pharmaceuticals and medical devices that will be eligible for pass-through payments. HCFA currently intends only to provide payment for the products on this list. HCFA has stated that it will update this list on a quarterly basis. The current list contains approval for pass-through payments for our 700 line of penile implants, the UroLume stent and our sling procedure kits. Our 650 and Ambicor penile implants are approved for new technology payments. These lists do not yet include the artificial urinary sphincter.


EMPLOYEES

As of April 15, 2000, we employed directly and through our subsidiaries 508 people in the following areas: 145 in manufacturing, 190 in sales and marketing, 72 in administration, 45 in regulatory, clinical and quality assurance, 49 in research and development and 7 in human resources. We do not have any active organized labor unions. We believe we have an excellent relationship with our employees.

FACILITIES

Our corporate headquarters, main warehouse and manufacturing operations are located in a 180,000 square foot building we own in Minnetonka, Minnesota. The manufacturing operations at this location include sufficient capacity to expand production of our current product line as well as absorb the transfer of Influence's high volume manufacturing and assembling operations.

We lease office space for our international operations in France, Spain, Germany, Belgium, England, Australia and Canada. We also lease space in a building in Israel which contains research and development and prototype manufacturing capabilities.

LEGAL PROCEEDINGS

BOSTON SCIENTIFIC CORPORATION V. INFLUENCE, INC.

On February 3, 1999, Boston Scientific Corporation filed an action in the Federal District Court in San Francisco, California against Influence, which we acquired in December 1999. Boston Scientific alleges that Influence has and continues to induce the infringement of four United States patents by its promotion and sale of products for the surgical treatment of female stress urinary incontinence. Influence has counter-claimed against Boston Scientific alleging that Boston Scientific infringes two United States patents owned by Influence.


Boston Scientific is seeking its alleged lost profits, royalties and an injunction. Influence likewise seeks its lost profits, royalties and an injunction. Each party contends the asserted patents of the other party are invalid and unenforceable. The court has issued a preliminary ruling that Influence does not have rights to one of the patents it has asserted in this action. This patent relates to a product that Influence has replaced with a new product that is covered by a different patent. Nonetheless, Influence plans to seek reconsideration of, and if necessary appeal, this ruling. Due to the early stage of discovery and the inherent uncertainty of litigation, the outcome of the action is uncertain. If Boston Scientific were to succeed in obtaining the relief it claims, the Court could award damages to Boston Scientific, could impose an injunction against further sales of Influence's products for the surgical treatment of stress urinary incontinence, and could rule that Influence's patents are invalid or unenforceable. We are unable to quantify the potential range of any damage award. A damage award could be significant.

AMERICAN MEDICAL SYSTEMS, INC. V. BOSTON SCIENTIFIC CORPORATION

On March 27, 2000, we filed a complaint in Federal District Court in Minneapolis, Minnesota, alleging that Boston Scientific infringes one of our patents through Boston Scientific's sales and promotion of products and methods for the treatment of female stress urinary incontinence. In the complaint, we seek damages and an injunction against Boston Scientific. Boston Scientific has denied our allegations and asserted that the patent at issue is invalid and unenforceable.

OTHER

We have been and are also currently subject to various other legal proceedings and other matters which arise in the ordinary course of business, including product liability claims. In connection with the purchase of our assets from Pfizer in 1998 by Warburg Pincus, Pfizer retained liability for claims relating to products that were sold before the completion of the acquisition. We are liable for claims relating to products sold after the completion of the acquisition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Set forth below is certain information concerning our executive officers, directors and key employees, including their age, as of May 1, 2000:

                   NAME                       AGE                      TITLE
                   ----                       ---                      -----
Douglas W. Kohrs..........................    42     President, Chief Executive Officer and
                                                     Director
Richard J. Faleschini.....................    53     Vice President, Sales and Marketing
Gregory J. Melsen.........................    48     Vice President, Finance and Chief
                                                     Financial Officer
Martin J. Emerson.........................    36     Vice President and General Manager,
                                                     International
J. Daniel Ruys............................    49     Vice President, International
Johann Neisz..............................    42     Vice President, Research and Development
Lawrence W. Getlin........................    54     Vice President, Regulatory, Medical
                                                     Affairs Assurance and Quality Systems and
                                                     Compliance
Brian A. Millberg.........................    43     Vice President, Manufacturing and
                                                     Operations
Janet L. Dick.............................    44     Vice President, Human Resources
Eva S. Snitkin............................    28     Director, Business Development
Richard B. Emmitt(1)......................    55     Director
Christopher H. Porter, Ph.D...............    56     Director
David W. Stassen(1).......................    48     Director
James T. Treace(1)(2).....................    54     Director
Elizabeth H. Weatherman(2)................    40     Director

---------------------------------------------

(1)Member of the audit committee.
(2)Member of the compensation committee.

Douglas W. Kohrs has served as our President, Chief Executive Officer and Director since April 1999. Mr. Kohrs has 18 years of experience in the medical device industry, most recently as general manager of Sulzer Spine-Tech, Inc. from May 1998 to April 1999. Mr. Kohrs was part of the founding team at Spine-Tech when it was formed in 1991 to develop and commercialize the BAK spinal fusion cage, a novel implantable device to improve the surgical treatment of degenerative disc disease. Mr. Kohrs also served as Vice President of Research and Development and Vice President of Marketing during his tenure at Spine-Tech. Prior to working for Spine-Tech, Mr. Kohrs spent seven years with Johnson & Johnson and two years at Zimmer, a division of Bristol-Myers Squibb. Mr. Kohrs currently serves as a director of Kyphon, Inc. and Pioneer Surgical Technologies, privately held companies

Richard J. Faleschini has served as our Vice President, Sales and Marketing since November 1999. Mr. Faleschini has over 20 years experience in medical device sales, marketing and general management. From July 1995 to August 1999, he served in various executive positions at Medtronic, Inc. with responsibilities for several sectors of its cardiovascular businesses, including coronary stents, most recently as Vice President, U.S. Cardiovascular Health Care Systems Marketing. His previous experience also includes sales and marketing management responsibilities at Cordis Corporation from 1990 to 1995, at Biomagnetic Technologies from 1985 to 1990 and at ATL and ADR Ultrasound from 1977 to 1985.

Gregory J. Melsen has served as our Vice President, Finance, Treasurer and Chief Financial Officer since March 1999. From January 1996 to March 1999, Mr. Melsen was Vice President, Finance, Treasurer and Chief Financial Officer of Avecor Cardiovascular, Inc., a publicly-traded medical device company that Medtronic, Inc. acquired in March 1999. His 25-year tenure in accounting and finance includes two years as Vice President and Chief Financial Officer of PACE Incorporated, an environmental testing company, and 19 years with Deloitte & Touche, including nine years as an audit partner.

Martin J. Emerson joined the company as Vice President, General Manager of International in June 2000. Mr. Emerson has 15 years experience in the medical device field in finance and general management capacities. From September 1998 to February 2000, he served as General Manager and Finance Director for Boston Scientific Corporation in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International from April 1997 to September 1998. Mr. Emerson's early experience was with Baxter International from June 1985 to March 1988 and from May 1989 to April 1997 in positions of increasing responsibilities in finance and administration, leading to the positions of Regional Director, Finance and Administration, Singapore and ultimately, Vice President Finance -- Hospital Business, Brussels, from September 1995 to April 1997.

J. Daniel Ruys has served as our Vice President, International since July 1999. Mr. Ruys has 20 years of experience in sales, marketing and general management with medical device companies and has spent most of his career based in Europe. From April 1997 to June 1999, he served as the European Director of MICROVENA International B.V. From March 1995 to March 1997, he served as the Vice President, Europe of CardioGenesis B.V. From January 1994 to February 1995, he served as General Manager of Hepatix, Inc. From 1977 through 1993, he served in various capacities at Baxter Healthcare/American Hospital Supply.

Johann Neisz has served as our Vice President, Research and Development since May 1999. Mr. Neisz has 16 years of medical device product development experience. From July 1988 to May 1999, Mr. Neisz was employed by Medtronic, Inc. in senior level Research and Development capacities in The Netherlands, Sweden, and in the United States with its Neuro, Synectics-Dantec, Corporate Ventures and Tachyarrhythmia Instruments businesses.

Lawrence W. Getlin, J.D. has served as our Vice President, Regulatory, Medical Affairs and Quality Systems and Compliance since 1990. Prior to joining us, Mr. Getlin served for 14 years with the Pharmaseal Division of Baxter Healthcare/American Hospital Supply, the last eight years as the Director of Regulatory Affairs. He is a member of the California State Bar as well as the U.S. Court of Appeals 9th District, and District Court, Central District of California, and is Regulatory Affairs Certified.

Brian A. Millberg has served as our Vice President, Manufacturing and Operations since September 1998. Mr. Millberg joined us in 1984, spending his first 11 years with us in positions of increasing responsibility within research and development. In 1996, he was promoted to Director of Operations, with full responsibility for our manufacturing operations.

Janet L. Dick has served as our Vice President, Human Resources since 1996. Overall, Ms. Dick has spent almost 15 years in positions of increasing responsibility within our human resources department and Schneider's human resources department, both of which were divisions of Pfizer at the time. Prior to joining us, Ms. Dick was Assistant Vice President/Personnel Officer for Utica National Bank & Trust for four years.

Eva S. Snitkin has served as our Director, Business Development since October 1998. From January 1996 to August 1998, Ms. Snitkin served with Banc of America Securities, formerly NationsBanc Montgomery Securities, as a research analyst, where she covered the medical device industry with a focus on the urology market. For the two years prior to that, Ms. Snitkin covered the medical device industry as an associate research analyst with Hambrecht & Quist.

Richard B. Emmitt has served as one of our directors since September 1998. Mr. Emmitt is currently a Managing Director of The Vertical Group, Inc., an investment management and venture capital firm which he founded in 1989 to focus exclusively on the medical device industry. From 1977 to 1989, Mr. Emmitt served in various capacities at F. Eberstadt & Co., and its successor, Eberstadt Fleming. He currently also serves on the board of directors of A-Med Systems, Inc. and Wright Medical Technology, Inc., and he previously served on the board of directors of Xomed Surgical Products, Inc. and SciMed Life Systems, Inc.

Christopher H. Porter, Ph.D. has served as one of our directors since December 1998. He currently serves as Principal of Medical Genesis, a consulting company he founded in 1992. His 25 year career in the medical device industry includes research and development and management experience with 3M, Johnson & Johnson and Pfizer Inc., as well as several early stage companies. Mr. Porter also served as our Vice President, Research and Development from 1981 to 1987. He has introduced over 30 medical products during his career and holds 24 U.S. patents.

David W. Stassen has served as one of our directors since July 1999. Since January 1999 he has been the Managing Director of Upper Lake Growth Capital, LLC and Crane Island Ventures, LLC, venture capital companies based in Minneapolis, Minnesota. Mr. Stassen was the President of Sulzer Spine-Tech, Inc., formerly Spine-Tech, Inc., which developed and commercialized the BAK spinal fusion cage, a novel implantable device to improve the surgical treatment of degenerative disc disease, from June 1992 through June 1998. From 1990 to 1992, Mr. Stassen was the Executive Vice President of St. Paul Venture Capital, Inc., a venture capital company. From 1980 to 1989, Mr. Stassen was Vice President of North Star Ventures, Inc., a privately-held Minnesota-based venture capital fund. Mr. Stassen also currently serves as a director of Directag.com, Heartstent, Image Guided Neurologies and Broncus Technologies, privately-held companies.

James T. Treace has served as one of our directors since December 1998. He currently is the President of Medtronic/Xomed, the leader in the market for surgical products used by ear, nose and throat surgeons, a position he has held since 1996. From 1993 until its acquisition by Xomed Surgical Products, Inc. in April 1996, Mr. Treace served as Chief Executive Officer, President and Chairman of the Board of TreBay Medical Corp., an ear, nose and throat and orthopaedic product company Mr. Treace co-founded in 1993. From 1990 to 1993, Mr. Treace served as President of Linvatec Corporation, a minimally invasive orthopaedic medical device company formerly known as Concept, Inc. Mr. Treace is currently a director of Wright Medical Technology, Inc. and serves on the operating committee of Medtronic, Inc.

Elizabeth H. Weatherman has served as one of our directors since July 1998. She is a Managing Director of E.M. Warburg, Pincus & Co., LLC where she has been a member of the health care group since 1988. She is responsible for Warburg Pincus' medical device investment activities. Ms. Weatherman currently also serves on the board of directors of Wright Medical Technology, Inc., and she previously served on the board of directors of Xomed Surgical Products, Inc. and E.P. Technologies, Inc.

BOARD OF DIRECTORS COMPOSITION AND COMPENSATION

Our board currently has six members. In accordance with our Amended and Restated Certificate of Incorporation which will become effective upon the closing of the offering, our board of directors will be divided into three classes with staggered three-year terms. The term of the first class will expire at the annual stockholders' meeting in 2001. The term of the second class will expire at the annual stockholders' meeting in 2002. The term of the third class will expire at the annual stockholders' meeting in 2003. We have designated Mr. Stassen and Mr. Treace as the class one directors, Mr. Emmitt and Mr. Porter as the class two directors, and Ms. Weatherman and Mr. Kohrs as the class three directors. At each annual meeting of the stockholders after the closing of the offering, the number of directors equal to the number of the class whose term expires at the meeting will be elected for a term of three years. Each director will serve until the expiration of his or her term for which he or she was elected and qualified, or until his or her successor is duly elected and qualified. This classification of our board may delay or prevent changes in the control of our company or in our management.

According to a stockholders agreement, Warburg Pincus will have the right to designate two persons to our board of directors upon the completion of the offering. Currently, Warburg Pincus has designated Elizabeth H. Weatherman as its representative under this agreement. See "Certain Transactions" for more information about the stockholders agreement, in particular what rights our current stockholders will have under this agreement once the offering is completed. Elizabeth H. Weatherman is currently a partner of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Equity Partners, L.P., our principal stockholder.

We currently pay our non-employee directors $1,500 for each regularly scheduled meeting of our board of directors, regardless of whether attendance is in person or by telephone. We do not pay our non-employee directors this fee, however, if our board holds a telephone meeting solely to approve actions a committee of our board recommend. We also reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending regularly scheduled meetings of our board of directors. Non-employee directors are directors who are not our employees or a representative of one of our stockholders.

In addition, our non-employee directors have received grants of stock options under our stock option plan for their service on our board. We have granted each of our non-employee directors a non-qualified stock option to purchase 75,000 shares of our common stock at an exercise price of $1.67 per share. The options vest over a four-year period from the date of grant as long as the non-employee director continues to serve on our board. The options expire ten years from the date of grant. No other options have been granted to any other person in respect of their service as one of our directors. See "2000 Equity Incentive Plan" for more information about our stock option plan.

BOARD COMMITTEES

The board of directors has established an audit committee and a compensation committee.

The audit committee provides assistance to the board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices and reviews the annual financial statements, the selection and work of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors and the adequacy of internal controls for compliance with corporate policies and directives. This committee consists of David W. Stassen, Richard B. Emmitt and James T. Treace.

The compensation committee reviews general programs of compensation and benefits for all employees and makes recommendations to our board of directors concerning executive officer and director compensation. This committee consists of James T. Treace and Elizabeth H. Weatherman.

EXECUTIVE COMPENSATION

The following table describes the compensation earned in fiscal year 1999 by our current and former President and Chief Executive Officer, and our other top four executive officers whose salaries and bonuses exceeded $100,000 in fiscal year 1999. The executives named in this table are referred to in this prospectus as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                     ANNUAL COMPENSATION    COMPENSATION
                                                     -------------------    ------------
                                                                             SECURITIES
                                                                             UNDERLYING      ALL OTHER
           NAME AND PRINCIPAL POSITION                SALARY      BONUS       OPTIONS       COMPENSATION
           ---------------------------               --------    -------    ------------    ------------
Douglas W. Kohrs(1)..............................    $155,192    $20,000(2)   450,000               --
  Current President and Chief Executive Officer
Gregory J. Melsen(3).............................    $124,496    $15,192(2)   150,000         $ 15,939(4)
  Vice President, Finance and Chief Financial
     Officer
Lawrence W. Getlin...............................    $170,000    $ 9,690(2)   150,000         $ 11,618(5)
  Vice President, Regulatory, Medical Affairs and
  Quality Assurance
Brian A. Millberg................................    $117,500    $ 6,120(2)   150,000         $  4,500(6)
  Vice President, Manufacturing and Operations
Janet L. Dick....................................    $134,000    $16,344(2)   150,000         $  6,555(7)
  Vice President, Human Resources
Sam B. Humphries(8)..............................    $ 75,000    $37,500           --         $173,442(9)
  Former President and Chief Executive Officer
Helen Vallerand(10)..............................    $ 62,500         --      150,000         $282,296(11)
  Former Vice President, Marketing
William R. Stein(12).............................    $ 79,038         --      150,000         $224,627(13)
  Former Vice President, North American Sales

---------------------------------------------

(1)Mr. Kohrs' first day of employment with us was April 23, 1999.

(2)Bonuses were for services performed in 1999, but paid in 2000. These amounts do not include bonuses paid in 1999.

(3)Mr. Melsen's first day of employment with us was March 11, 1999.

(4)Consists of $2,804 we paid under our 401(k) plan, and $1,808 we paid under our supplemental employee retirement plan, as matching contributions, and $11,327 we paid to Mr. Melsen for consulting services he performed prior to his employment with us.

(5)Consists of $5,071 we paid under our 401(k) plan, and $3,400 we paid under our supplemental employee retirement plan, as matching contributions, and $3,147 in perquisites.

(6)Consists of $4,500 we paid under our 401(k) plan, as matching contributions.

(7)Consists of $6,332 we paid under our 401(k) plan, and $223 we paid under our supplemental employee retirement plan, as matching contributions.

(8)Mr. Humphries' last day of employment with us was April 23, 1999.

(9)Consists of $150,000 in severance payments, $16,442 for accrued vacation, a $2,000 car allowance and $5,000 we paid under our 401(k) plan as a matching contribution. See "Certain Transactions--Agreements with Former Chief Executive Officer" for more information regarding Mr. Humphries' severance arrangement.

(10)Ms. Vallerand's last day of employment with us was May 14, 1999.

(11)Consists of $247,041 in severance payments, $23,582 for accrued vacation, $7,330 for a pro rated bonus through Ms. Vallerand's termination date and $4,343 we paid under our 401(k) plan as a matching contribution. See "Certain Transactions--Other Severance Agreements" for more information regarding Ms. Vallerand's severance arrangement.

(12)Mr. Stein's last day of employment with us was July 9, 1999.

(13)Consists of $197,400 in severance payments, $17,532 for accrued vacation, $5,297 for a pro rated bonus through Mr. Stein's termination date and $4,398 we paid under our 401(k) plan as a matching contribution. See "Certain Transactions--Other Severance Agreements" for more information regarding Mr. Stein's severance arrangement.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information concerning stock options granted during fiscal year 1999 to each of our named executive officers.

                                               INDIVIDUAL GRANTS(1)                       POTENTIAL REALIZABLE VALUE
                             ---------------------------------------------------------     AT ASSUMED ANNUAL RATES
                             NUMBER OF                                                          OF STOCK PRICE
                             SECURITIES    PERCENT OF TOTAL                                APPRECIATION FOR OPTION
                             UNDERLYING    OPTIONS GRANTED     EXERCISE                            TERM(2)
                              OPTIONS      TO EMPLOYEES IN     PRICE PER    EXPIRATION    --------------------------
           NAME               GRANTED      FISCAL YEAR 1999      SHARE         DATE           5%            10%
           ----              ----------    ----------------    ---------    ----------    ----------    ------------
Douglas W. Kohrs...........   450,000(3)         16.2%           $1.67       04/23/09      $471,671      $1,195,307
Gregory J. Melsen..........   150,000(4)          5.4%           $1.67       04/23/09      $157,224      $  398,436
Lawrence W. Getlin.........   150,000(4)          5.4%           $1.67       01/05/09      $157,224      $  398,436
Brian A. Millberg..........   150,000(4)          5.4%           $1.67       01/05/09      $157,224      $  398,436
Janet L. Dick..............   150,000(4)          5.4%           $1.67       01/05/09      $157,224      $  398,436
Helen Vallerand............   150,000(5)          5.4%           $1.67             --            --              --
William R. Stein...........   150,000(5)          5.4%           $1.67             --            --              --

---------------------------------------------

(1)All of the options granted to the named executive officers were granted under our 2000 Equity Incentive Plan. See "Management--2000 Equity Incentive Plan" for a summary of the material terms of the options granted under this plan.

(2)In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect our estimates or projections of our future common stock prices. The gains shown are net of the option price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend upon the future performance of our common stock, the executive's continued employment with us or our subsidiaries and the date on which the options are exercised. The amounts represented in this table might not necessarily be achieved.

(3)A total of 112,500 shares underlying this option vested on March 31, 2000. The remaining 337,500 shares vest in increments of 28,125 shares on the last day of each calendar quarter following March 31, 2000 as long as Mr. Kohrs is providing services on each of these dates.

(4)A total of 37,500 shares underlying these options vested on December 31, 1999. The remaining 112,500 shares vest in increments of 9,375 shares on the last day of each calendar quarter following December 31, 1999 as long as the named executive officer is providing services on each of these dates.

(5)These options did not vest prior to the termination dates for these employees, and were terminated effective as of their last day of employment with AMS.

FISCAL YEAR-END OPTION VALUES

None of our named executive officers exercised any stock options in fiscal year 1999. The following table sets forth information concerning stock options held by our named executive officers at December 31, 1999.

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-
                                                            OPTIONS AT                 THE-MONEY OPTIONS AT
                                                        DECEMBER 31, 1999             DECEMBER 31, 1999 (1)
                                                   ----------------------------    ----------------------------
                     NAME                          EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                     ----                          -----------    -------------    -----------    -------------
Douglas W. Kohrs...............................          --          450,000        $     --       $4,648,500
Gregory J. Melsen..............................      37,500          112,500        $387,375       $1,162,125
Lawrence W. Getlin.............................      37,500          112,500        $387,375       $1,162,125
Brian A. Millberg..............................      37,500          112,500        $387,375       $1,162,125
Janet L. Dick..................................      37,500          112,500        $387,375       $1,162,125

---------------------------------------------

(1)There was no public trading market for our common stock on December 31, 1999. Accordingly, these values have been calculated in accordance with the rules of the SEC, on the basis of an assumed initial public offering price per share of $12.00 minus the exercise price of $1.67 per share.

PENSION PLAN TABLE

Our named executive officers will continue to participate in our pension plan following the offering. The following table sets forth the approximate annual pension that a named executive officer may receive under the pension plan assuming selection of a straight life annuity, retirement at age 65 and the current level of covered compensation, based on the indicated assumptions as to covered compensation and years of service. There are other annuity options available under the pension plan which would reduce the following amounts. The amount of the normal retirement benefit under the pension plan is the greater of:

    - the product of 1.4% times years of credited participation in the pension plan, up to 35 years, times final average compensation, the highest 5 years of covered compensation; or

    - the difference between (A) the product of 1.75% times years of credited participation in the pension plan, up to 35 years, times final average compensation, the highest 5 years of covered compensation, and (B) the product of 1.5% times the named executive officer's primary social security benefit times years of credited participation in the pension plan, up to 35 years.

Compensation covered by the pension plan includes salary and cash bonuses. Credited years of participation for our named executive officers are as follows:
Mr. Kohrs--1 year; Mr. Melsen--1 year; Mr. Getlin--10 years; Mr. Millberg--15 years; and Ms. Dick--14 years. The amounts shown do not reflect limitations imposed by the Internal Revenue Code on retirement benefits which may be paid under plans qualified under the Code. We have agreed to provide under our Nonfunded Supplemental Retirement Plan the portion of the retirement benefits earned under the pension plan which would otherwise be subject to Code limitations. Under the Code the maximum annual benefit currently allowed under the pension plan is $135,000 and the maximum annual compensation that may be taken into account is currently $170,000.

                                 PENSION TABLE

                                        YEARS OF SERVICE
                      ----------------------------------------------------
REMUNERATION             15         20         25         30         35
------------          --------   --------   --------   --------   --------
 $125,000...........  $ 29,016   $ 38,688   $ 48,361   $ 58,033   $ 67,705
  150,000...........    35,579     47,438     59,298     71,158     83,017
  175,000...........    42,141     56,188     70,236     84,283     98,330
  200,000...........    48,704     64,938     81,173     97,408    113,642
  225,000...........    55,266     73,688     92,111    110,533    128,955
  250,000...........    61,829     82,438    103,048    123,658    144,267
  275,000...........    68,391     91,188    113,986    136,783    159,580
  300,000...........    74,954     99,938    124,923    149,908    174,892
  350,000...........    88,079    117,438    146,798    176,158    205,517
  400,000...........   101,204    134,938    168,673    202,408    236,142
  450,000...........   114,329    152,438    190,548    228,658    266,767
  500,000...........   127,454    169,938    212,423    254,908    297,392

EMPLOYMENT AGREEMENTS

We entered into an employment agreement with Douglas W. Kohrs on April 23, 1999. Mr. Kohrs is currently serving as our President and Chief Executive Officer. The current term of this agreement expires on April 23, 2001. This agreement extends automatically for consecutive one-year periods until either we or Mr. Kohrs provides notice of termination to the other not less than 60 days prior to an anniversary date of this agreement. We currently pay Mr. Kohrs an annual base salary of $250,000. Mr. Kohrs is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Under this agreement, we granted Mr. Kohrs an option to purchase 450,000 shares of our common stock at an exercise price of $1.67 per share, of which 112,500 shares vested on April 23, 2000 and 28,125 shares of which vest on the last day of each calendar quarter following March 31, 2000 while he is employed by us. We have also agreed to reimburse Mr. Kohrs' reasonable and necessary business expenses. This agreement also entitles Mr. Kohrs to participate in our other standard benefit programs and contains customary confidentiality and non-competition provisions. See "Certain Transactions--Sales of Capital Stock" for information regarding sales of our preferred stock to Mr. Kohrs.

We entered into an employment agreement with Gregory J. Melsen on March 24, 1999. Under the terms of this agreement, Mr. Melsen is currently serving as our Vice President, Finance and Chief Financial Officer for an initial term expiring on March 24, 2001. Upon the expiration of the initial term, this agreement will extend automatically for consecutive one-year periods until either we or Mr. Melsen provides notice of termination to the other not less than 60 days prior to an anniversary date of this agreement. We currently pay Mr. Melsen an annual base salary of $161,200. Mr. Melsen is also eligible to receive an annual bonus based upon performance criteria established by our board of directors. Under this agreement, we granted Mr. Melsen an option to purchase 150,000 shares of our common stock at an exercise price of $1.67 per share, of which 37,500 shares vested on December 31, 1999, and 9,375 shares of which vest on the last day of each calendar quarter following December 31, 1999 while he is employed by us. We have also agreed to reimburse Mr. Melsen's reasonable and necessary business expenses. This agreement also entitles Mr. Melsen to participate in our other standard benefit programs and contains customary confidentiality and non-competition provisions.

Both of the agreements with Mr. Kohrs and Mr. Melsen include the following termination benefits:

    - If the employee dies or becomes disabled while employed by us, he will be entitled to receive all amounts and benefits accrued but unpaid under the agreement through his death or disability and his salary at the rate in effect at the time of his death or disability for a period of twelve months following his death or disability.

    - If we terminate the employee for cause, he will receive no additional compensation or termination benefits.

    - If we terminate the employee without cause, we are required to continue to pay his salary and provide health and welfare benefits for a period of twelve months following his termination. If the employee, however, accepts or engages in other employment prior to the last day of the twelve-month period, we will be entitled to deduct from amounts and benefits due the employee, other than in respect of any amount owed him for bonus, the amounts and benefits he received from the other employment.

    - If we terminate the employee without cause, or if the employee terminates his employment for a good reason, such as diminution in responsibility or relocation, during the twelve-month period immediately following a change of control:

       -- we will pay the employee all amounts and benefits accrued but unpaid through the date of his termination;

       -- all unvested shares subject to the option granted him under the agreement will immediately vest and be exercisable;

       -- we will pay the employee a lump sum payment equal to his annual salary at the rate in effect on the date of his termination, plus his target bonus for the year in which the change of control occurs; and

       -- we will provide, at our cost, any health and welfare benefits he received at the time of termination for a twelve-month period following termination.

We entered into an at-will employment agreement with Johann Neisz on May 1, 1999. Under the terms of this agreement, Mr. Neisz is serving as our Vice President, Research and Development. Under this agreement, if we terminate Mr. Neisz for any reason other than cause, death or disability, we must:

    - pay Mr. Neisz his annual salary in effect at the time of his termination for a period of six months following his termination;

    - pay Mr. Neisz his pro-rated bonus for the year in which his termination occurs; and

    - provide health and welfare benefits to Mr. Neisz for a period of six months following his termination. However, if Mr. Neisz accepts other employment prior to the last day in the six-month period following his termination date, we will be entitled to deduct from amounts and benefits we owe Mr. Neisz, other than in respect of any amounts owed him for bonus, the amounts and benefits he received from the other employment.

We entered into an at-will employment agreement with Jan Daniel Ruys on July 22, 1999. Under the terms of the agreement, Mr. Ruys is serving as our Vice President, International. Under this agreement, we must provide Mr. Ruys the following termination benefits:

    - If Mr. Ruys becomes ill or disabled and he can no longer work for us, we must continue to pay Mr. Ruys his salary, pension plan contributions and health and welfare benefits, all in accordance with our standard practices, for a period up to 12 months.

    - If we terminate Mr. Ruys without cause, or if he terminates his employment for good reason, we are required to pay Mr. Ruys a severance payment equal to one year's salary.

    - If we terminate Mr. Ruys without cause, or if he terminates his employment for good reason, and his termination occurs after a change of control of AMS, we are required to pay Mr. Ruys a severance payment equal to two year's salary in lieu of the payment set forth in the previous paragraph.

2000 EQUITY INCENTIVE PLAN


Our board of directors approved our 2000 Equity Incentive Plan on April 17, 2000. Our stockholders also approved the plan on April 17, 2000. The plan replaced the American Medical Systems, Inc. 1998 Equity Incentive Plan, which was terminated in connection with the formation of American Medical Systems Holdings, Inc. All options outstanding under the 1998 Equity Incentive Plan were exchanged for options under the 2000 Equity Incentive Plan. The exchanged options have the same terms and are subject to the same conditions, except that upon exercise, the holders of the options will receive common stock of American Medical Systems Holdings, Inc., rather than common stock of American Medical Systems, Inc. As of the date of this prospectus, we have a total of 3,900,000 shares of our common stock reserved for issuance under the plan. As of the date of this prospectus, we have outstanding options to purchase an aggregate of 3,125,811 shares of our common stock at a weighted average exercise price of $2.23 per share.


The plan provides for the grant to eligible persons of:

    - options to purchase our common stock that qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended;

    - options to purchase our common stock that do not qualify as incentive stock options under the Code;

    - restricted stock awards, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods; and

    - awards of unrestricted shares of common stock in the form of stock bonuses, stock appreciation rights, phantom stock and performance share units.

Except for stock options, we have not granted any other awards under the plan. Our employees, directors and consultants are eligible to participate in the plan. Under present law, incentive stock options may only be granted to employees. Our board, or a committee of the board, may administer the plan, and has the authority to:

    -   select plan participants;

    - determine the nature and extent of the awards made to each plan participant;

    -   determine when awards will be made to plan participants;

    - determine the duration of the period and vesting schedule for each award;

    -   determine any payment conditions of the awards;

    -   prescribe the form of agreements evidencing awards made under the plan;
        and

    -   make all other decisions relating to the administration of the plan.

Under the plan, the administrator also determines the exercise price at the time of grant. The exercise price may not be less than 100% of the fair market value of a share of our common stock on the day the administrator grants the option. The options are generally granted for a ten year term, but may terminate earlier if the participant's employment with us terminates before the end of the ten-year period. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period shall not exceed five years and the exercise price of the option may not be less than 110% of the fair market value on the grant date.

Under our standard agreement covering stock option grants, if we undergo a change in control and within nine months after the change of control, we terminate the employee's employment for any reason other than death, disability or cause, or the employee terminates his or her employment with us for a good reason, then without any action by the administrator of the plan, all outstanding options may become immediately exercisable in full and may remain exercisable for a period of up to twelve months from the date of termination depending upon the reason for the employee's termination.

For purposes of the plan, a change in control of AMS will be deemed to have occurred, among other events, upon:

    - a reorganization, merger, consolidation or disposition of all or substantially all of our assets, but only if:

       -- we or our affiliates do not control the new entity resulting from the transaction;

       -- an unrelated party does not own, directly or indirectly, 50% or more of the outstanding common stock of the new entity, including shares that could be issued upon the exercise of outstanding stock options, or 50% or more of the combined voting power of the new entity; and

       -- at least a majority of the members of the board of the new entity were members of our board at the time of the transaction;

    -   the sale at least 80% of our assets to an unrelated party;

    - the approval by our stockholders of a complete liquidation or dissolution of our company;

    - any unrelated party purchases 50% or more of our then outstanding shares of common stock, taking into account shares that may be issued upon the exercise of outstanding stock options, or 50% or more of the combined voting power of our then outstanding securities ordinarily having the right to vote at the election of directors; or

    - the current members of our board, or future members of our board who are approved by at least two-thirds of our current board, cease to constitute at least a majority of the board.

Under our standard agreement covering stock options, we have the right to repurchase any stock issued upon exercise of an option at the same price the option holder paid if we terminate the employee for cause. Also, if a participant in the plan owns our common stock and receives an offer to purchase this stock from another person, we have the right to purchase the stock from the participant before the participant can sell it to the third party.

EMPLOYEE STOCK PURCHASE PLAN

On May 24, 2000, our board of directors approved our Employee Stock Purchase Plan. Our board has reserved 300,000 shares of our voting common stock for issuance under the plan. Our stockholders approved the plan on June 30, 2000. We intend to implement the plan after the offering is completed.

Under this plan, eligible employees have the right to purchase shares of our common stock through payroll deductions made during consecutive offering periods. The plan will have four three-month offering periods each year, except for the initial offering period which will begin on September 1, 2000 and end on December 31, 2000. The plan is intended to qualify under the provisions of
Section 421 and 423 of the Code. Subject to certain restrictions imposed by the Code, persons eligible to participate in the plan are those who are employed by us or one of our designated subsidiaries for at least 20 hours per week and for more than five months in a calendar year. Eligible employees participate voluntarily and may withdraw from any offering period at any time before they purchase stock. Participation terminates automatically upon termination of employment.

We will sell shares under the plan to participants at a discount from fair market value. The purchase price per share of common stock in an offering period will not be less than 85% of the lesser of its fair market value at the beginning of an offering period or at the end of an offering period. To accumulate the purchase price for the shares, each participant executes an agreement which authorizes payroll deductions up to a maximum of 10% of the participant's eligible compensation. The plan restricts the maximum number of shares we may issue to a participant during a single offering period, and provides that no participant will be permitted to subscribe for shares if, immediately after the sale, that participant would own more than 5% of the combined voting power or value of all classes of our stock.

The plan provides for adjustments in the number of shares subject to purchase under the plan, and in the purchase price per share, if there is a change in our capitalization that results in an increase or decrease in the number of outstanding shares of our common stock. The plan also gives our board the authority to shorten an offering period, and thereby accelerate a participant's right to purchase shares, in the event of a proposed sale of all or substantially all of our assets or a proposed merger with another company.

AMS 2000 MANAGEMENT INCENTIVE COMPENSATION PLAN

Our 2000 Management Incentive Compensation Plan became effective on January 1, 2000 to reward our vice presidents, directors and other key management with additional performance-based compensation. This plan allows eligible participants to earn bonuses up to stated percentages of their base salary. The bonuses are paid in the first quarter of the following calendar year and based on our specific achievement of sales and operating income goals and the achievement of specific individual goals set by the participant. If any participant voluntarily terminates his or her employment with us, or we terminate his or her employment based upon performance during any plan year, then their incentive award for that year is forfeited. For the year 2000, the percentages for the participants are as follows:

    - up to a maximum of 70% for our President and Chief Executive Officer if we achieve 125% of our business plan;

    - up to a maximum of 60% for our Vice Presidents if we achieve 150% or more of our business plan; and

    - up to a maximum of 55% for our director level employees if we achieve 150% or more of our business plan.

During 1999, we had a total of 20 employees participating in this plan, and paid a total of $138,289 to these employees under this plan.

EMPLOYEE BENEFIT PLANS

AMS RETIREMENT ANNUITY PLAN. In September 1998, we adopted a defined benefit retirement plan known as the AMS Retirement Annuity Plan which covers all of our U.S. employees, except those hired after December 31, 1999. This pension plan is intended to meet the requirements for qualification under Section 401(a) of the Code, and provides a pension benefit to a participating employee based on the employee's years of service and average compensation prior to retirement. Our funding policy is to contribute annually to a trust maintained for the pension plan in amounts as are necessary to maintain the pension plan on a sound actuarial basis and to meet minimum funding standards required by applicable law. This pension plan is administered by the employee benefits committee which directs the investment of the assets of the pension plan in various investment options. The participants in this pension plan acquire a vested interest in a retirement annuity under the pension plan over a five-year period subject to requirements relating to the number of hours worked in any given year. In December 1999, our board of directors amended the pension plan to deny additional participation for any employees who initially began employment with us after December 31, 1999.

AMS NONFUNDED SUPPLEMENTAL RETIREMENT PLAN. The Internal Revenue Code limits the annual benefit that we may pay from tax-qualified pension plans such as our Retirement Annuity Plan. As a result, we established the AMS Nonfunded Supplemental Retirement Plan to provide retirees with supplemental benefits so that they will receive, in the aggregate, the benefits they would have been entitled to receive under our pension plan had those limits not been in effect.

AMS SAVINGS AND INVESTMENT PLAN--401(K) PLAN. In September 1998, we adopted a defined contribution 401(k) plan known as the AMS Savings and Investment Plan covering our employees located in the United States. Our 401(k) plan is intended to meet the requirements for qualification and the requirements for a qualified cash or deferred arrangement under Section 401(a) of the Code, so that salary deferral contributions by employees, matching contributions by us and the investment earnings are not taxable to our employees until withdrawn from the 401(k) plan. Pursuant to our 401(k) plan, eligible employees may elect to reduce their current annual compensation between 2% and 15%, in whole percents, up to the statutorily prescribed annual limit of $10,500 in year 2000 and to have the amount of the reduction contributed to the 401(k) plan. Under our 401(k) plan, we provide an additional matching contribution to each participant in the amount of 100% of the participant's salary deferral contribution up to 2% of the participant's compensation, and 50% of the participant's salary deferral contribution between 2% and 6% of the participant's compensation. For employees hired after January 1, 2000, these matching contributions vest on a four-year graded vesting schedule. As of December 31, 1999, we had 364 eligible employees participating in this 401(k) plan, and we made matching contributions of approximately $866,000 for 1999.

AMS NONFUNDED DEFERRED COMPENSATION AND SUPPLEMENTAL SAVINGS PLAN. The Code limits the amount that may be contributed to 401(k) plans. We established the AMS Nonfunded Deferred Compensation and Supplemental Savings Plan to provide employees the opportunity to make elective contributions to the plan and receive the full amount of the matching contribution which are otherwise unavailable under our 401(k) plan because of the limits imposed under the Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

James T. Treace and Elizabeth H. Weatherman, each of whom is a member of our board of directors, are members of the board's compensation committee. No executive officer of ours serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Ms. Weatherman is a managing director E.M. Warburg, Pincus & Co., LLC, referred to as EMWP. Warburg Pincus is managed by EMWP. Warburg Pincus led a group of private investors in the acquisition of our assets from Pfizer in September 1998. In connection with the acquisition, Warburg Pincus purchased 19,000 shares of our series A preferred stock, 200,000 shares of our series B preferred stock and 3,600,000 shares of our series C preferred stock for a total of $38,000,000. In December 1999, in connection with the financing of our acquisition of Influence, Warburg Pincus purchased an additional 6,410 shares of our series A preferred stock, as well as 118,072 shares of our series D preferred stock and all 1,163,856 shares of our outstanding series E preferred stock for a total of $19,229,280. Warburg Pincus has also guaranteed a portion of our senior credit facility. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

ACQUISITION FROM PFIZER

In July 1998, Warburg Pincus led a group of private investors to form WPAMS Acquisition Corp. to acquire the business of AMS and its subsidiaries from Pfizer Inc. On July 21, 1998, Pfizer, WPAMS and other corporations Pfizer controls entered into an Asset Purchase Agreement, which was later amended on September 10, 1998, setting forth the terms and conditions upon which Pfizer and its affiliates agreed to sell to WPAMS substantially all of the assets, and WPAMS agreed to assume all liabilities related to those assets, of American Medical Systems and its subsidiaries. On September 10, 1998, WPAMS completed its acquisition of AMS from Pfizer, and on September 25, 1998, WPAMS changed its name to American Medical Systems, Inc.

SALES OF CAPITAL STOCK

In connection with the acquisition of American Medical Systems from Pfizer, we sold to five institutional investors, including Warburg Pincus, an aggregate of:

    - 20,000 shares of series A preferred stock for $1,000 per share, or a total of $20,000,000;

    - 400,000 shares of series B preferred stock for $5.00 per share, or a total of $2,000,000; and

    - 3,600,000 shares of series C preferred stock for $5.00 per share, or a total of $18,000,000.

Of the shares issued,

    - Warburg Pincus purchased 19,000 shares of our series A preferred stock, 200,000 shares of our series B preferred stock and 3,600,000 shares of our series C preferred stock for a total of $38,000,000; and

    - Vertical Fund Associates, L.P., an affiliate of Richard B. Emmitt, one of our directors, purchased 500 shares of our series A preferred stock and 100,000 shares of our series B preferred stock for a total of $1,000,000.

In June 1999, we sold to Douglas W. Kohrs, our current President and Chief Executive Officer, 250 shares of our series A preferred stock for $1,000 per share, or a total of $250,000, and 50,000 of our series B preferred stock for $5.00 per share, or a total of $250,000.

In July 1999, we sold to Upper Lake Growth Capital LLC and Crane Island Ventures LLC, of which one of our directors, David W. Stassen, is Managing Director, an aggregate of 500 shares of our series A preferred stock for $1,000 per share, or a total of $500,000, and 100,000 shares of our series D preferred stock for $10.00 per share, or a total of $1,000,000.

In connection with the acquisition of Influence in December 1999, we sold to seven of our stockholders the following additional shares:

    - 6,999 shares of series A preferred stock for $1,000 per share, or a total of $6,999,000;

    - 236,144 shares of series D preferred stock for $10.00 per share, or a total of $2,361,440; and

    - 1,163,856 shares of series E preferred stock for $10.00 per share, or a total of $11,638,560.

Of the shares issued,

    - Warburg Pincus purchased 6,410 shares of series A preferred stock, 118,072 shares of series D preferred stock and all of the series E preferred stock for a total of $19,229,280;

    - Vertical Fund Associates purchased 169 shares of series A preferred stock and 33,735 shares of series D preferred stock for a total of $506,350;

    - Upper Lake Growth Capital and Crane Island Ventures purchased an aggregate of 168 shares of series A preferred stock and 33,735 shares of series D preferred stock for a total of $505,350; and

    - Douglas W. Kohrs purchased 84 shares of series A preferred stock and 16,867 shares of series D preferred stock for a total of $252,670.


Upon completion of the offering, all of our series A preferred stock, plus accumulated dividends, will convert, at a conversion price equal to an assumed initial public offering price of $12.00, into 219,890 shares of our voting common stock and 2,456,000 shares of our non-voting common stock. Upon completion of the offering, each outstanding share of our other series of preferred stock, plus accumulated dividends, will convert into three shares of common stock for a total of 3,298,077 shares of our voting common stock and 14,878,062 shares of our non-voting common stock. Warburg Pincus will own all of the shares of non-voting common stock. We anticipate that following the closing of the offering, Warburg Pincus will convert a number of shares of non-voting common stock into shares of voting common stock such that Warburg Pincus will own approximately 49% of our outstanding shares of voting common stock.


We have granted all holders of our series A preferred stock registration rights with respect to all shares of common stock, including shares issuable upon conversion of preferred stock, owned by our series A stockholders. See "Description of Capital Stock -- Registration Rights."

FORMATION OF HOLDING COMPANY

On March 17, 2000, we formed American Medical Systems Holdings, Inc. to establish a holding company for American Medical Systems, Inc. On April 17, 2000, American Medical Systems Holdings, Inc. entered into an exchange agreement with the then existing stockholders of American Medical Systems, Inc. and American Medical Systems, Inc. Under this agreement, all the then existing stockholders of American Medical Systems, Inc., including Warburg Pincus, institutional stockholders controlled by Richard B. Emmitt and David W. Stassen, two of our directors, and Douglas W. Kohrs, our President and Chief Executive Officer, agreed to exchange their shares of American Medical Systems, Inc. for shares of American Medical Systems Holdings, Inc. As a result of this transaction, the former stockholders of American Medical Systems, Inc. became the stockholders of American Medical Systems Holdings, Inc., and American Medical Systems, Inc. became a wholly owned subsidiary of American Medical Systems Holdings, Inc.

STOCKHOLDERS AGREEMENT

On April 17, 2000, we entered into a stockholders agreement with Warburg Pincus and all of our then existing stockholders. Following the completion of the offering, as long as any of our current stockholders own at least 20% of our outstanding shares of capital stock, we are obligated to nominate and use our best efforts to have two individuals designated by that stockholder elected to our board of directors. We are also obligated, following the completion of the offering, to nominate and use our best efforts to have one individual designated by any stockholder who owns at least 10% of our outstanding shares of capital stock elected to our board of directors. Accordingly, upon the completion of the offering, Warburg Pincus will have the right under this stockholders agreement to designate two persons to our board of directors.

CREDIT FACILITY


We have a $115.0 million senior credit facility, which expires in March 2006. In April 2000, we refinanced our prior credit facility that was due to expire in September 2000. The new facility consists of a $65.0 million term note, a $35.0 million guaranteed note and a $15.0 million guaranteed revolving line of credit. The guarantee is provided by Warburg Pincus. The term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus
 .5% or the Prime Rate) plus from 1% to 2% for Base Rate loans or LIBOR plus 3% for Eurodollar loans. The guaranteed note and the revolving line of credit bear interest at the Base Rate for Base Rate loans or LIBOR plus .875% for Eurodollar loans. At June 30, 2000, the Base Rate was 9% and LIBOR was 6.78%. Through June 30, 2000, we have only requested Eurodollar loans. The term note requires quarterly principal payments of $2.0 million through March 2002, $2.5 million from June 2002 through March 2003, $3.0 million from June 2003 through March 2004 and $3.4 million from June 2004 through March 2006. At June 30, 2000, $11.0 million was unused. The senior credit facility is secured by substantially all of our assets, including 100% of the outstanding capital stock of American Medical Systems, Inc. and Influence, and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.

We plan to use approximately $39 million of the net proceeds of the offering to repay all of the outstanding debt under the guaranteed portion of our current senior credit facility.

CONSULTING AGREEMENTS

On September 1, 1999, we entered into a consulting agreement with Medical Genesis. Christopher H. Porter, Ph.D., one of our directors, controls Medical Genesis. Under this agreement, Medical Genesis performs consulting services for us as we request up to 2.5 days per month. We pay Medical Genesis $3,500 per month for performing these consulting services and $1,400 a day for each day above 2.5 days. We also pay all reasonable expenses Medical Genesis incurs while performing services for us. This agreement expires on September 1, 2000. In 1999, we paid Medical Genesis $99,333 for performing services under this agreement.

From November 1998 to March 1999, Gregory J. Melsen provided consulting services to us under an oral agreement. Mr. Melsen became our full-time employee in March of 1999. We paid Mr. Melsen a total of $11,327 for these consulting services.

AGREEMENTS WITH FORMER CHIEF EXECUTIVE OFFICER

On September 25, 1998, Warburg Pincus sold Sam B. Humphries, our then President and Chief Executive Officer, 200 shares of its series A preferred stock at $1,000 per share and 40,000 shares of its series B preferred stock at a price equal to $5.00 per share for a total purchase price of $400,000. Mr. Humphries executed a full recourse promissory note payable to Warburg Pincus for the full purchase price of the shares he purchased. The shares he purchased were pledged as security for the note. This note bears interest at the rate of 5.54% per year and is due on September 25, 2002. If Mr. Humphries sells any of the shares, however, he must use the net proceeds from the sale to repay the note. Mr. Humphries has agreed to sell his 40,000 shares of series B preferred stock to Vertical Fund Associates, L.P., Upper Lake Growth Capital LLC, Crane Island Ventures LLC, three of our stockholders, and James T. Treace, one of our directors, for a per share price equal to 90% of the initial public offering price. Upon completion of these sales, Mr. Humphries is required to use the proceeds to repay the Warburg Pincus note. In connection with Mr. Humphries' severance agreement described below, Mr. Humphries surrendered the 200 shares of series A preferred stock and $200,000 of the principal and interest on the note was cancelled. Upon Mr. Humphries initial employment with us, we loaned him $208,250 under a non-recourse promissory note. This note is secured by a pledge of 105,062 shares of common stock of Optical Sensors Incorporated. This note bears interest at the rate of 5.54% per year and is due on September 25, 2001.

In June 1999, we entered into a separation agreement with Mr. Humphries. Under the terms of this agreement, Mr. Humphries' employment with us was terminated on April 23, 1999. We agreed to continue to pay Mr. Humphries his salary, at the rate of $225,000 per year, through February 28, 2000 and provide health care and welfare benefits through April 22, 2000. We also paid Mr. Humphries a lump sum of $37,500 plus $16,442 for accrued but unused vacation and floating holidays up to the date of his termination. All stock options we issued to Mr. Humphries under our 1998 Equity Incentive Plan, whether vested or unvested, were cancelled.

OTHER SEVERANCE ARRANGEMENTS

Following our acquisition from Pfizer, David Booth, Roger Mitchell, Helen Vallerand and William Stein, all of whom were executive officers, left our company. Under our employee separation plan, which we are required to maintain through September 10, 2000 under our agreement with Pfizer, we paid Mr. Booth $609,608, Mr. Mitchell $207,011, Ms. Vallerand $277,952 and Mr. Stein $220,228.

All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


The table below sets forth information regarding beneficial ownership of our common stock as of June 1, 2000, and as adjusted to reflect the sale of shares of common stock in the offering, for:


    - each stockholder who we know owns beneficially more than 5% of the outstanding shares of common stock;

    -   each of our directors;

    -   each of our named executive officers; and

    -   all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding "Before Offering" includes:


    -   49,500 shares of common stock outstanding as of June 1, 2000;


    - the conversion upon the closing of the offering of all of our outstanding preferred stock, plus accrued dividends on these shares, into 3,517,967 shares of voting common stock and 17,334,062 shares of non-voting common stock; and


    - shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from June 1, 2000.


The number of shares of common stock outstanding "After Offering" includes an additional 6,250,000 shares offered hereby. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. The address for each of our named executive officers is 10700 Bren Road West, Minnetonka, Minnesota 55343.

                                                                                             PERCENTAGE OF COMMON
                                                                                           STOCK BENEFICIALLY OWNED
                                               SHARES SUBJECT       TOTAL SHARES       ---------------------------------
NAME OF BENEFICIAL OWNER                         TO OPTIONS      BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
------------------------                       --------------    ------------------    ---------------    --------------
Warburg, Pincus Equity Partners,
  L.P.(1)(2)...............................            --            18,991,262             88.9%              68.8%
Douglas W. Kohrs(3)........................       140,625               381,676              1.8%               1.4%
Gregory J. Melsen..........................        56,250                56,250                *                  *
Lawrence W. Getlin.........................        56,250                56,250                *                  *
Brian A. Millberg..........................        56,250                56,250                *                  *
Janet L. Dick..............................        56,250                56,250                *                  *
Richard B. Emmitt(4).......................            --               546,937              2.6%               2.0%
Christopher H. Porter, Ph.D................        28,125                28,125                *                  *
David W. Stassen(5)........................            --               525,928              2.5%               1.9%
James T. Treace(6).........................        28,125                71,812                *                  *
Elizabeth H. Weatherman(7).................            --            18,991,262             88.9%              68.8%
All directors and executive officers as a
  group (14 persons)(8)....................       459,375            20,838,240             97.6%              75.5%

---------------------------------------------
*Less than 1%.

(1)Warburg, Pincus Equity Partners, L.P., referred to as Warburg Pincus, includes three affiliated partnerships. Warburg, Pincus & Co. referred to as WP, is the sole general partner of Warburg Pincus. Warburg Pincus is managed by E.M. Warburg, Pincus & Co., LLC, referred to as EMWP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. The number of shares beneficially owned includes 5,067,338 shares of preferred stock that will convert into 1,657,200 shares of voting common stock and 17,334,062 shares of non-voting common stock on the closing of the offering. Our amended and restated certificate of incorporation prevents Warburg Pincus from converting its non-voting common stock into voting common stock if it would own more than 49% of the voting common stock.

(2)Assumes no exercise of the underwriters' over-allotment option. Warburg Pincus has granted the underwriters a 30-day option to purchase up to 937,500 shares of common stock to cover over-allotments, if any. In the event the over-allotment option is exercised, Warburg Pincus will beneficially own 18,053,762 shares, or 65.4%, of the common stock after the offering.

(3)The number of shares beneficially owned includes 67,201 shares of preferred stock that will convert into 241,051 shares of common stock on the closing of the offering.

(4)Mr. Emmitt is one of our directors and the Managing Director of The Vertical Group, Inc. The Vertical Group, Inc. is the general partner of Vertical Fund Associates, L.P., one of our stockholders. All shares indicated as owned by Mr. Emmitt are included because of his affiliation with The Vertical Group, Inc. Mr. Emmitt does not own any shares individually. The number of shares beneficially owned includes 134,404 shares of preferred stock that will convert into 503,250 shares of common stock on the closing of the offering, and 43,687 shares Vertical Fund Associates, L.P. has agreed to acquire from Sam Humphries, our former chief executive officer, upon the closing of the offering.

(5)Mr. Stassen is one of our directors and the Managing Director of Upper Lake Growth Capital LLC and Crane Island Ventures LLC, two of our stockholders. All shares indicated as owned by Mr. Stassen are included because of his affiliation with the Upper Lake Growth Capital and Crane Island Ventures. Mr. Stassen does not own any shares individually. The number of shares beneficially owned includes 134,403 shares of preferred stock that will convert into 482,109 shares of common stock on the closing of the offering, and 43,819 shares Upper Lake Growth Capital and Crane Island Ventures have agreed to acquire from Sam Humphries upon the closing of the offering.

(6)The number of shares beneficially owned includes 43,687 shares Mr. Treace has agreed to acquire from Sam Humphries upon the closing of the offering.

(7)Ms. Weatherman is one of our directors, a partner of WP and a Managing Director of EMWP. All shares indicated as owned by Ms. Weatherman are included because of her affiliation with the Warburg Pincus entities. Ms. Weatherman does not own any shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(8)The number of shares beneficially owned includes 131,192 shares that will be acquired from Sam Humphries upon the closing of the offering. This number also includes 20,064,127 shares beneficially owned by Mr. Emmitt, Mr. Stassen and Ms. Weatherman, see footnotes 4, 5 and 7 above.

                          DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation which will be amended and restated in connection with the offering has been filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the certificate of incorporation as amended and restated upon the completion of the offering and gives effect to the conversion of all of our outstanding shares of preferred stock into voting common stock and non-voting common stock upon the completion of the offering.

Our amended and restated certificate of incorporation provides that the authorized capital stock of our company consists of 75 million shares of voting common stock, $.01 par value, 20 million shares of non-voting common stock, $.01 par value and 5 million shares of preferred stock, $.01 par value, that are undesignated as to series. Upon completion of the offering:

    - Our outstanding shares of series A preferred stock, plus accumulated dividends on these shares, will convert into 219,890 shares of voting common stock and 2,456,000 shares of non-voting common stock at a conversion price equal to an assumed initial public offering price of $12.00 per share.

    - Our outstanding shares of series B preferred stock, plus accumulated dividends on these shares, will convert into 2,248,974 shares of voting common stock at a conversion price equal to $1.67 per share.

    - Our outstanding shares of series C preferred stock, plus accumulated dividends on these shares, will convert into 11,270,310 shares of non-voting common stock at a conversion price equal to $1.67 per share.

    - Our outstanding shares of series D preferred stock, plus accumulated dividends on these shares, will convert into 1,049,103 shares of voting common stock at a conversion price equal to $3.33 per share.

    - Our outstanding shares of series E preferred stock, plus accumulated dividends on these shares, will convert into 3,607,752 shares of non-voting common stock at a conversion price equal to $3.33 per share.

Warburg Pincus will own all of the shares of non-voting common stock. We anticipate that following the closing of the offering, Warburg Pincus will convert a number of shares of non-voting common stock into shares of voting common stock such that Warburg Pincus will own approximately 49% of our outstanding shares of voting common stock.

VOTING COMMON STOCK

The holders of voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of voting common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of voting common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of voting common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of voting common stock are fully paid and nonassessable. The shares of voting common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of voting common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

NON-VOTING COMMON STOCK

Our non-voting common stock is identical to our voting common stock except in two respects. First, our non-voting common stock is not entitled to any voting rights, except as required by law and under situations where we repeal or negatively impact the holders rights with respect to liquidation or dividend preferences or voting rights as they relate to common stock. Second, holders of our non-voting common stock may, at their option, convert their shares into fully paid and non-assessable shares of voting common stock on a share-for-share basis upon the occurrence of a sale of our company meeting specific conditions or a public sale of our securities except that if the holder is Warburg Pincus, it may only convert if it owns less than an aggregate of 50% of our outstanding voting common stock.

UNDESIGNATED PREFERRED STOCK

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock or non-voting common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

OPTIONS


As of the date of this prospectus, we had outstanding options to purchase an aggregate of 3,125,811 shares of common stock at a weighted average exercise price of $2.23 per share under our 2000 Equity Incentive Plan. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.


REGISTRATION RIGHTS

Under a registration rights agreement we entered into in June 2000, we granted registration rights with respect to 20,852,029 shares of common stock issuable upon conversion of our preferred stock held by Warburg Pincus, Mr. Kohrs and the other holders of series A preferred stock. These registration rights also extend to any shares of our capital stock hereafter acquired by these investors.

Under the registration rights agreement, investors holding more than 50% of the then outstanding registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities. We are not required to effect more than two demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, the investors have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the investors' demand registration right noted above or certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

Further, if we are eligible to effect a registration on Form S-3, the investors may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of $5 million and that we are not required to effect more than three such registrations at the investors' request.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION

Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware's corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability for:

    -   any breach of the director's duty of loyalty to us or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

    - any transaction from which a director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we shall, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

TRANSFER AGENT AND REGISTRAR


Wells Fargo Bank Minnesota, N.A. is our transfer agent and registrar.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering there has not been a public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after the offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.


When the offering is completed, we will have a total of 27,189,029 shares of common stock outstanding. The 6,250,000 shares offered by this prospectus will be freely tradable unless our affiliates, as defined in Rule 144 under the Securities Act of 1933, as amended, purchase them. The remaining 20,939,029 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701.


LOCK-UP AGREEMENTS

Our officers, directors, stockholder and holders of rights to purchase our common stock have agreed to a 180-day "lock-up" with respect to 23,225,029 shares of our common stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may only be sold in accordance with an available exemption from registration, such as Rule 144.

RULE 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:


    - 1% of the then outstanding shares of our common stock, which will equal approximately 271,890 shares upon completion of the offering; or


    - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, many of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

RULE 144(k)

A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

RULE 701 AND OPTIONS

Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling these shares. However, an aggregate of 2,323,500 shares of common stock issuable upon exercise of options held by officers, directors and other employees are subject to lock-up provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

REGISTRATION

Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 2000 Equity Incentive Plan. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                   UNDERWRITERS                           NUMBER OF SHARES
                   ------------                           ----------------
U.S. Bancorp Piper Jaffray Inc. ..................
Banc of America Securities LLC....................
Chase Securities Inc. ............................
                                                             ---------
  Total...........................................           6,250,000
                                                             =========

The underwriters have advised us that they propose to offer the shares to the
public initially at $     per share, and to certain dealers at the same price
less a concession of not more than $     per share. The underwriters may allow
and the dealers may reallow a concession of not more than $     per share on
sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale, at the initial public
offering price, up to                shares of common stock for our directors,
officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent those persons purchase any of the reserved shares. Any reserved shares not purchased will be reoffered immediately by the underwriters to the public at the initial public offering price.

Warburg Pincus has granted to the underwriters an option to purchase up to an additional 937,500 shares of common stock at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                             NO EXERCISE    FULL EXERCISE
                                             -----------    -------------
Per Share...........................           $               $
Total...............................           $               $

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

Our directors, executive officers, principal stockholders and certain holders of options to purchase shares of common stock have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray for a period of 180 days after the date of this prospectus. The agreements provide exceptions for:

    -   sales to underwriters pursuant to the purchase agreement;

    - sales of shares of our common stock under our employee stock purchase plan;

    - our issuance of shares of common stock in connection with the exercise of options granted and the granting of options to purchase up to an additional 500,000 shares under our 2000 Equity Incentive Plan; and

    -   other common exceptions.

Some of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. U.S. Bancorp Piper Jaffray, the lead managing underwriter, provided financial advisory services to Warburg Pincus with respect to the original acquisition of our assets from Pfizer in 1998, and provided financial advisory services to us with respect to our acquisition of Influence in 1999. Certain affiliated funds and entities of U.S. Bancorp Piper Jaffray purchased 500 shares of series A preferred stock for $500,000 and 100,000 shares of series B preferred stock for $500,000 in September 1998. In addition, they purchased 168 shares of series A preferred stock for $168,000 and 33,735 shares of series D preferred stock for $337,350 in December 1999. These shares will be converted into 503,164 shares of common stock upon the consummation of the offering.

Banc of America Securities LLC acts as sole lead arranger and sole book manager, and its affiliate, Bank of America, N.A., acts as agent under our $115,000,000 senior credit facility and receive fees under our senior credit facility customary for performing these services. A portion of the proceeds from the offering will be used to repay approximately $39 million plus accrued interest under the senior credit facility, part of which will be paid to Bank of America, N.A. and U.S. Bank N.A., an affiliate of U.S. Bancorp Piper Jaffray as lenders under the credit agreement.


Because affiliates of Banc of America Securities LLC and U.S. Bancorp Piper Jaffray will receive, in the aggregate, in excess of 10% of the proceeds in the offering, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules. These rules require that the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Chase Securities Inc. is serving in that capacity and has conducted due diligence and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The initial public offering price will not be higher than the price recommended by Chase Securities Inc.


Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The primary factors considered in determining the initial public offering price include:

    -   the history of and the prospects for the industry in which we compete;

    -   our past and present operations;

    -   our historical results of operations;

    -   our prospects for future earnings;

    - the recent market prices of securities of generally comparable companies; and

    - the general condition of the securities markets at the time of the offering.

There can be no assurance that the initial public offering price of the common stock will corresponded to the price at which the common stock will trade in the public market subsequent to the offering or that an active public market for the common stock will develop and continue after the offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock on the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. These transactions, including the underwriters' purchases to cover syndicate short sales, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota will pass on the validity of the common stock offered by this prospectus for us. Willkie Farr & Gallagher will pass on legal matters relating to the offering for the underwriters. Oppenheimer Wolff & Donnelly LLP has in the past, and may continue to, perform legal services for U.S. Bancorp Piper Jaffray, Inc. Willkie Farr & Gallagher has in the past performed, and may continue to perform, legal services for us and Warburg Pincus, our principal stockholder.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1998 and 1999, and for the periods from January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998, and the year ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Influence, Inc. appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the Registration Statement. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of American Medical Systems, a business unit of Pfizer Inc., "the Company," for the year ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Influence, Inc. as of December 31, 1997 and for the two years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

Prior to our acquisition from Pfizer in September 1998, Pfizer retained KPMG LLP as principal accountants to audit the financial statements of the Pfizer subsidiary which conducted our business. In connection with this acquisition, Warburg Pincus retained Ernst & Young LLP to conduct due diligence and assist in the acquisition. Following closing of the acquisition, we engaged Ernst & Young as our independent accountants. The decision to engage Ernst & Young as our independent accountants following the acquisition was not specifically approved by our board. Because the acquisition of our assets occurred prior to the end of 1998, KPMG did not audit our financial statements for the year ended December 31, 1998. Ernst & Young audited our financial statements for the years ended December 31, 1998 and 1999. The audit report of KPMG on our predecessors' combined financial statements as of and for the year ended December 31, 1997 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. We did not have any disagreement with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make reference in connection with their opinion to the subject matter of the disagreement. Prior to our acquisition from Pfizer, we had not consulted with Ernst & Young on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete the offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including this registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available a the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                         INDEX TO FINANCIAL STATEMENTS

                                                             PAGE
                                                             ----
AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
Report of Independent Auditors...........................     F-2
Independent Auditors' Report.............................     F-3
Consolidated Balance Sheets..............................     F-4
Combined and Consolidated Statements of Operations.......     F-6
Combined and Consolidated Statements of Changes in
  Stockholders' Equity (Deficit).........................     F-7
Combined and Consolidated Statements of Cash Flows.......     F-8
Notes to Combined and Consolidated Financial
  Statements.............................................     F-9
INFLUENCE, INC.
Report of Independent Auditors...........................    F-26
Report of Independent Accountants........................    F-27
Consolidated Balance Sheets..............................    F-28
Consolidated Statements of Operations....................    F-29
Consolidated Statement of Stockholders' Deficit..........    F-30
Consolidated Statements of Cash Flows....................    F-31
Notes to Consolidated Financial Statements...............    F-32

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of American Medical Systems Holdings, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Systems Holdings, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the year ended December 31, 1999 and for the period from September 11, 1998 to December 31, 1998 and the combined statements of operations, changes in shareholders' equity (deficit) and cash flows of the Predecessor for the period from January 1, 1998 to September 10, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Systems Holdings, Inc. as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 1999 and the period from September 11, 1998 to December 31, 1998, and of the Predecessor for the period from January 1, 1998 to September 10, 1998, in conformity with accounting principles generally accepted in the United States.


As discussed more fully in Note 14, the Company has revised its purchase price allocation in connection with the purchase of net assets from Pfizer, and has restated its 1999 consolidated financial statements, accordingly.


                                          Ernst & Young LLP

Minneapolis, Minnesota

May 12, 2000, except for


Note 14 as to which the date


is August 1, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Medical Systems Holdings, Inc.:

We have audited the accompanying combined statements of operations and cash flows of American Medical Systems, a Business of Pfizer Inc. ("the Company") for the year ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of American Medical Systems, a Business of Pfizer Inc., for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Minneapolis, Minnesota
June 29, 1998

                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)


                                                                                            PRO FORMA
                                                         AS OF DECEMBER 31,      AS OF        AS OF
                                                        --------------------    JUNE 30,    JUNE 30,
                                                          1998        1999        2000        2000
                                                        --------    --------    --------    ---------
                                                                    RESTATED         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................    $  2,808    $  6,940    $  4,840    $  4,840
  Accounts receivable, net..........................      16,552      19,809      21,902      21,902
  Receivable from former affiliate..................       6,757          --          --          --
  Inventories.......................................      21,731      11,045      12,560      12,560
  Deferred income taxes.............................       4,519       6,336       6,352       6,352
  Other current assets..............................       1,353       1,475         838         838
                                                        --------    --------    --------    --------
       Total current assets.........................      53,720      45,605      46,492      46,492
Property, plant and equipment, net..................      21,972      26,774      26,022      26,022
Intangibles, net....................................      73,623     101,951     104,258     104,258
Deferred income taxes...............................       6,008      12,533      13,163      13,163
Other assets........................................         277         427         664         135
                                                        --------    --------    --------    --------
       Total assets.................................    $155,600    $187,290    $190,070    $190,070
                                                        ========    ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................    $  3,946    $  2,753    $  4,643    $  4,643
  Accrued compensation expenses.....................       9,282      11,684      12,090      12,090
  Accrued warranty expense..........................       6,348       7,385       7,221       7,221
  Deferred income tax liability.....................         413       8,282       8,295       8,295
  Other accrued expenses............................       7,538       9,736       7,918       7,918
  Current portion of notes payable..................          --       6,000       8,000       8,000
                                                        --------    --------    --------    --------
       Total current liabilities....................      27,527      45,840      48,167      48,167
Long-term notes payable.............................      95,000      95,300      96,000      96,000
Minority interest...................................          --         521         521         521
Redeemable preferred stock:
  Series A convertible preferred stock, par value
     $.01 per share; authorized 32,116 shares;
     issued and outstanding 20,000 shares for 1998
     and 27,749 shares for 1999 and 2000............      20,613      30,523      32,067          --
  Series B convertible preferred stock, par value
     $.01 per share; authorized 4,050,000 shares;
     issued and outstanding 400,000 shares for 1998
     and 680,000 shares for 1999 and 2000...........       2,037       3,637       3,746          --
  Series C convertible preferred stock, par value
     $.01 per share; authorized 6,000,000 shares;
     issued and outstanding 3,600,000 shares for
     1998 and 3,370,000 shares for 1999 and 2000....      18,331      18,235      18,784          --

                                                                                            PRO FORMA
                                                         AS OF DECEMBER 31,      AS OF        AS OF
                                                        --------------------    JUNE 30,    JUNE 30,
                                                          1998        1999        2000        2000
                                                        --------    --------    --------    ---------
                                                                    RESTATED         (UNAUDITED)
  Series D convertible preferred stock, par value
     $.01 per share; authorized 4,800,000 shares;
     issued and outstanding no shares for 1998 and
     336,144 for 1999 and 2000......................          --       3,395       3,497          --
  Series E convertible preferred stock, par value
     $.01 per share; authorized 3,400,000 shares;
     issued and outstanding no shares for 1998 and
     1,163,856 for 1999 and 2000....................          --      11,675      12,026          --
Stockholders' deficit:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none issued........................
  Common stock, par value $.01 per share; authorized
     95,000,000 shares; none issued 1998 and 1999,
     49,500 shares issued for June 30, 2000,
     20,901,529 shares pro forma....................                                  --         209
  Additional paid-in capital........................          --          --       1,464      71,375
  Deferred compensation.............................          --          --      (1,191)     (1,191)
  Accumulated other comprehensive loss..............        (445)       (993)       (956)       (956)
  Accumulated deficit...............................      (7,463)    (20,843)    (24,055)    (24,055)
                                                        --------    --------    --------    --------
       Total stockholders' equity (deficit).........      (7,908)    (21,836)    (24,738)     45,382
                                                        --------    --------    --------    --------
       Total liabilities and stockholders' equity
          (deficit).................................    $155,600    $187,290    $190,070    $190,070
                                                        ========    ========    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                            STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                       COMBINED PREDECESSOR
                             -----------------------------------------
                                                      PERIOD FROM
                                YEAR ENDED          JANUARY 1, 1998
                             DECEMBER 31, 1997   TO SEPTEMBER 10, 1998
                             -----------------   ---------------------

Net sales..................       $91,958               $54,615
Cost of sales..............        19,694                14,050
                                  -------               -------
  Gross profit.............        72,264                40,565
Operating expenses:
  Marketing and sales......        21,607                18,486
  Research and
    development............        16,251                10,177
  General and
    administrative.........        17,073                19,846
  Transition and
    reorganization
    expenses...............            --                    --
  Amortization of
    intangibles............           998                    19
  In-process research and
    development............            --                    --
                                  -------               -------
Total operating expenses...        55,929                48,528
                                  -------               -------
Operating income (loss)....        16,335                (7,963)
Royalty and other income
  (expense)................          (112)                 (155)
Interest income
  (expense)................            --                    --
                                  -------               -------
Income (loss) before income
  taxes....................        16,223                (8,118)
Income tax benefit
  (expense)................        (6,136)                3,241
                                  -------               -------
Net income (loss)..........       $10,087               $(4,877)
                                  =======               =======
Pro forma net income (loss)
  per share--basic and
  diluted..................
Shares used in pro forma
  per share calculation....

                                        CONSOLIDATED AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                             --------------------------------------------------------------------------
                                 PERIOD FROM                                   SIX MONTHS ENDED
                              SEPTEMBER 11, 1998       YEAR ENDED       -------------------------------
                             TO DECEMBER 31, 1998   DECEMBER 31, 1999   JUNE 30, 1999    JUNE 30, 2000
                             --------------------   -----------------   --------------   --------------
                                                        RESTATED                  (UNAUDITED)
Net sales..................        $ 23,115             $ 81,353           $ 40,234         $50,079
Cost of sales..............          15,551               31,419             21,109          11,515
                                   --------             --------           --------         -------
  Gross profit.............           7,564               49,934             19,125          38,564
Operating expenses:
  Marketing and sales......           8,261               30,400             14,390          19,883
  Research and
    development............           2,884                9,552              4,536           5,993
  General and
    administrative.........           1,951                7,889              4,124           5,629
  Transition and
    reorganization
    expenses...............           2,517                3,000              3,000           1,000
  Amortization of
    intangibles............             965                4,260              1,970           4,001
  In-process research and
    development............              --                7,354                 --              --
                                   --------             --------           --------         -------
Total operating expenses...          16,578               62,455             28,020          36,506
                                   --------             --------           --------         -------
Operating income (loss)....          (9,014)             (12,521)            (8,895)          2,058
Royalty and other income
  (expense)................             180                4,205              2,208           1,427
Interest income
  (expense)................          (1,672)              (6,873)            (3,358)         (4,081)
                                   --------             --------           --------         -------
Income (loss) before income
  taxes....................         (10,506)             (15,189)           (10,045)           (596)
Income tax benefit
  (expense)................           4,024                5,340              4,018              40
                                   --------             --------           --------         -------
Net income (loss)..........        $ (6,482)            $ (9,849)          $ (6,027)        $  (556)
                                   ========             ========           ========         =======
Pro forma net income (loss)
  per share--basic and
  diluted..................                             $   (.70)                           $  (.03)
                                                        ========                            =======
Shares used in pro forma
  per share calculation....                               14,128                             20,902
                                                        ========                            =======


The accompanying notes are an integral part of the consolidated financial statements.

                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                       (In thousands, except share data)


                                                                                        ACCUMULATED
                                                         ADDITIONAL                        OTHER
                                      ACCUMULATED         PAID-IN        DEFERRED      COMPREHENSIVE
                                   EARNINGS (DEFICIT)     CAPITAL      COMPENSATION        LOSS           TOTAL
                                   ------------------    ----------    ------------    -------------    ---------
Combined Predecessor:
Balances at December 31,
  1996.........................        $ 115,458           $   --        $    --           $  --        $ 115,458
  Net income...................           10,087               --             --              --           10,087
  Net activity with Pfizer.....           (2,933)              --             --              --           (2,933)
                                       ---------           ------        -------           -----        ---------
Balances at December 31,
  1997.........................          122,612               --             --              --          122,612
  Net income...................           (4,877)              --             --              --           (4,877)
  Net activity with Pfizer.....           (2,296)              --             --              --           (2,296)
Transfer of value due to
  acquisition..................         (115,439)              --             --              --         (115,439)
                                       ---------           ------        -------           -----        ---------
Consolidated Successor:
Balances at September 10,
  1998.........................               --               --             --              --               --
Comprehensive loss
  Net loss.....................           (6,482)              --             --              --           (6,482)
  Cumulative translation
     adjustment................               --               --             --            (445)            (445)
                                       ---------           ------        -------           -----        ---------
Total comprehensive loss.......           (6,482)              --             --            (445)          (6,927)
Accretion of cumulative
  preferred stock dividends....             (981)              --             --              --             (981)
                                       ---------           ------        -------           -----        ---------
Balances at December 31,
  1998.........................           (7,463)              --             --            (445)          (7,908)
Comprehensive loss
  Net loss.....................           (9,849)              --             --              --           (9,849)
  Cumulative translation
     adjustment................               --               --             --            (548)            (548)
                                       ---------           ------        -------           -----        ---------
Total comprehensive loss.......           (9,849)              --             --            (548)         (10,397)
Accretion of cumulative
  preferred stock dividends....           (3,531)              --             --              --           (3,531)
                                       ---------           ------        -------           -----        ---------
Balances at December 31, 1999
  -- Restated..................          (20,843)              --             --            (993)         (21,836)
Comprehensive income
  Net loss.....................             (556)              --             --              --             (556)
  Cumulative translation
     adjustment................               --               --             --              37               37
                                       ---------           ------        -------           -----        ---------
Total comprehensive income.....             (556)              --             --              37             (519)
Issuance of common stock.......                                82             --              --               82
Issuance of compensatory stock
  options......................               --            1,382         (1,382)             --               --
Amortization of deferred
  compensation.................               --               --            191              --              191
Accretion of cumulative
  preferred stock dividends....           (2,656)              --             --              --           (2,656)
                                       ---------           ------        -------           -----        ---------
Balances at June 30, 2000
  (unaudited)..................        $ (24,055)          $1,464        $(1,191)          $(956)       $ (24,738)
                                       =========           ======        =======           =====        =========


The accompanying notes are an integral part of the consolidated financial statements.

                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                            STATEMENTS OF CASH FLOWS
                       (In thousands, except share data)


                                                                                    CONSOLIDATED AMERICAN SYSTEMS MEDICAL
                                                    COMBINED PREDECESSOR                        HOLDINGS, INC.
                                                ----------------------------   ------------------------------------------------
                                                                PERIOD FROM     PERIOD FROM
                                                                JANUARY 1,     SEPTEMBER 11,                     SIX MONTHS
                                                 YEAR ENDED       1998 TO         1998 TO       YEAR ENDED     ENDED JUNE 30,
                                                DECEMBER 31,   SEPTEMBER 10,   DECEMBER 31,    DECEMBER 31,   -----------------
                                                    1997           1998            1998            1999        1999      2000
                                                ------------   -------------   -------------   ------------   -------   -------
                                                                                                 RESTATED        (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................    $ 10,087        $(4,877)        $(6,482)       $ (9,849)    $(6,027)  $  (556)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
    Depreciation..............................       1,635          2,036             613           2,578       1,314     1,902
    Amortization of intangibles...............         998             19             965           4,260       1,970     4,001
    In-process research and development.......          --             --              --           7,354          --        --
    Noncash pension charge....................          --           (470)            590           2,058       1,026       786
    Noncash deferred compensation.............          --             --              --              --          --       191
    Change in net deferred taxes..............      (1,440)          (451)           (843)         (2,814)     (2,136)     (633)
    Changes in operating assets and
      liabilities:
      Accounts receivable.....................       3,066          3,720          (2,891)         (1,800)     (2,218)   (1,382)
      Receivable from former affiliate........     (11,704)         2,296          (1,166)          6,757       6,757        --
      Inventories.............................       1,802         (3,120)         11,190          11,921      10,493    (1,586)
      Accounts payable........................      (3,125)        (1,112)          2,958          (1,498)       (670)    1,904
      Accrued expenses........................          --          2,990          (3,237)         (5,060)     (1,530)   (2,362)
      Other noncurrent liabilities............         777             --              --              --          --        --
      Other assets............................         546            225            (847)             (9)       (650)      929
                                                  --------        -------         -------        --------     -------   -------
        Net cash provided by (used in)
          operating activities................       2,642          1,256             850          13,898       8,329     3,194
                                                  --------        -------         -------        --------     -------   -------
Cash flows from investing activities:
  Purchase of property, plant and equipment...      (2,642)        (1,294)           (721)         (6,470)     (3,105)   (1,150)
  Acquisition of businesses, net of cash
    acquired..................................          --             --              --         (31,622)         --    (3,506)
  Purchase of other intangibles...............          --             --              --          (1,000)     (1,862)   (2,802)
                                                  --------        -------         -------        --------     -------   -------
    Net cash used in investing activities.....      (2,642)        (1,294)           (721)        (39,092)     (4,967)   (7,458)
                                                  --------        -------         -------        --------     -------   -------
Cash flows from financing activities:
  Sale of preferred stock.....................          --             --              --          22,953          --        --
  Issuance of common stock....................          --             --              --              --          --        82
  Borrowings on long-term debt................          --             --              --           6,300       2,500     4,700
  Payments on long-term debt..................          --             --              --              --          --    (2,000)
                                                  --------        -------         -------        --------     -------   -------
    Net cash provided by financing
      activities..............................          --             --              --          29,253       2,500     2,782
                                                  --------        -------         -------        --------     -------   -------
Effect of exchange rates......................          --             --            (202)             73        (157)     (618)
                                                  --------        -------         -------        --------     -------   -------
Net increase (decrease) in cash and cash
  equivalents.................................          --            (38)            (73)          4,132       5,705    (2,100)
Cash and cash equivalents, beginning of
  period......................................          --             --           2,881           2,808       2,808     6,940
                                                  --------        -------         -------        --------     -------   -------
Cash and cash equivalents, end of period......    $      0        $   (38)        $ 2,808        $  6,940     $ 8,513   $ 4,840
                                                  ========        =======         =======        ========     =======   =======
Supplemental disclosure:
  Cash paid for interest......................    $     --        $    --         $ 1,571        $  6,049     $ 2,935   $ 3,833
Non-cash investing activities:
  Property, plant and equipment from Pfizer...       1,890             --              --              --          --        --
  Property, plant and equipment to Pfizer.....       1,593             --              --              --          --        --


The accompanying notes are an integral part of the consolidated financial statements.

                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

American Medical Systems, Inc., predecessor to American Medical Systems Holdings, Inc. (collectively, the "Company" or "AMS"), was a business unit within Pfizer Inc. until September 10, 1998 when it, and certain net assets exclusively used in its business, was acquired by a group of private investors for $130 million. The Company purchased assets of $68.2 million and assumed liabilities of $12.6 million. In connection with this transaction, the Company recorded $7.6 million related to intangible patent assets, $4.2 million related to intangible workforce assets, $1.8 million of capitalized transaction costs, and $61.0 million of goodwill which is being amortized over an estimated useful life of twenty-five years. The Company manufactures and markets a broad and well-established line of proprietary surgical products directly to urologists. The Company principally focuses on the three major urological disorders: incontinence, erectile dysfunction and prostate disease.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of American Medical Systems Holdings, Inc. and its subsidiaries after elimination of all significant intercompany transactions and accounts. In March 2000, American Medical Systems, Inc. formed American Medical Systems Holdings, Inc. In April 2000, the stockholders of American Medical Systems, Inc. exchanged all of their outstanding shares of capital stock of American Medical Systems, Inc. for an identical number of shares of the same class and series of capital stock of American Medical Systems Holdings, Inc., and American Medical Systems, Inc. became a wholly-owned subsidiary of American Medical Systems Holdings, Inc. No change in ownership occurred as a result of this reorganization, and the reorganization was accounted for as a reorganization of entities under common control. Accordingly, this reorganization had no effect on the Company's financial statements. The financial statements are presented as if this reorganization took place effective September 10, 1998.

Basis of Presentation -- Year Ended 1997 and Period from January 1, 1998 to September 10, 1998

The combined financial statements for 1997 and for the period from January 1, 1998 to September 10, 1998 present the financial position, results of operations and cash flows for AMS as if it were a separate legal entity. All significant transactions and balances among AMS locations have been eliminated. Operations outside of the U.S. were included on a fiscal year basis ending November 30. The combined financial statements included the accounts specifically attributed to AMS, including allocations of certain assets, liabilities and expenses relating to shared services and administrative functions incurred at the corporate and business segment operating levels of Pfizer. No cash balances were reflected in the accompanying combined statement of cash flows at December 31, 1997 since all cash was included in Pfizer's centralized cash management system. The Company did not have debts to Pfizer and therefore there was never any interest to be charged. The amount of the net cash transfers is included in the Statements of Cash Flows. Accordingly, AMS' lack of cash at December 31, 1997 may not be representative of an independent company.

Corporate and Divisional Allocated Costs -- Years ended 1997 and Period from January 1, 1998 to September 10, 1998

Pfizer allocated certain actual corporate service and employee benefit expenses to AMS based on number of personnel, occupied office space and third party sales. Pfizer did not allocate various other corporate overhead expenses to its operating divisions. However, an allocation of such expenses has been included in the accompanying combined statements of income and is summarized as follows:

                                                                              PERIOD FROM
                                                          YEARS ENDED      JANUARY 1, 1998 TO
                                                       DECEMBER 31, 1997   SEPTEMBER 10, 1998
                                                       -----------------   ------------------
Pfizer corporate and the Medical Technology Group
  division of Pfizer (MTG) division overhead costs...     $2,832,000           $2,296,000
                                                          ==========           ==========

Pfizer corporate overhead costs represent a portion of corporate functions such as personnel, legal, accounting, treasury and information systems which were allocated based primarily on sales of AMS compared to total Pfizer revenues.

MTG division overhead costs represent personnel, quality control, regulatory compliance, finance and business development which were allocated based primarily on sales to third party customers of AMS compared to total MTG sales.

AMS purchased certain products from an affiliated entity which were carried at the affiliate's manufactured cost. In addition, the combined statement of income for 1997 includes $973,000 of goodwill amortization charged by the affiliate for use of the technology associated with the UroLume product line.

Certain costs including marketing, research and development, quality assurance, finance, information technology and personnel were shared between AMS and another member of the MTG division. Such shared service costs were charged to AMS based on estimated usage and were approximately $9.2 million for the year ended December 31, 1997 and $4.4 million for the period from January 1 to September 10, 1998. The nature and amount of these shared services may not be indicative of American Medical Systems, Inc. stand alone costs.

Included within operating expenses on the accompanying combined statement of income are credits earned for the co-promotion of Cardura, an affiliate's product. Net of sales costs, such amounts were $3.4 million for the year ended December 31, 1997 and $982,000 for the period from January 1 to September 10, 1998.

Management believes that all allocations were made on a reasonable basis; however, these costs may not necessarily be representative of the costs that would have been or will be incurred by AMS as an independent company.

BASIS OF PRESENTATION--UNAUDITED INTERIM FINANCIAL STATEMENTS


The accompanying unaudited financial statements as of June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. Interim financial information included in the accompanying footnotes is unaudited.


CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalent balances are concentrated primarily with one investment manager and the majority is invested in daily money market funds.

CONCENTRATION OF RISKS

The Company's accounts receivable are primarily due from hospitals and independent foreign distributors located mainly in the United States and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the United States are somewhat mitigated by a large number of geographically dispersed customers. The Company does not presently anticipate credit risk associated with foreign trade receivables, although collection could be impacted by the underlying economies of the respective countries.

One Company subsidiary, Influence Medical Technologies Ltd., has its product development and production facility located in Israel, and the Company is directly affected by the political, economic and military conditions to which the country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have an adverse effect on the Company's business, financial conditions, and results of operations.

INVENTORIES

The majority of inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. At the date the Company was acquired from Pfizer Inc., inventories were recorded at fair value requiring a $21.8 million write-up. This write-up was charged to the statement of operations over a six-month period ended March 31, 1999, representing an estimate of the period over which inventories were sold. Cost of sales was charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million relating to this write-up in the first quarter 1999.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including internal and external costs of computer software, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are generally recorded using the straight-line method over the following estimated useful asset lives:

Building............................................    20 years
Machinery and equipment.............................  8-12 years
Furniture, fixtures and other.......................  3-12 years
Software............................................   3-5 years

Maintenance, repairs and minor improvements are charged to expense as incurred while major betterments and renewals are capitalized. When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in operations.

INTANGIBLE ASSETS

Intangible assets consist of goodwill and purchased intangibles related to workforce, patents, non-compete agreements, tradename, and developed research and development technologies. Intangible assets are being amortized on a straight-line basis over periods ranging principally from 10 to 25 years. The Company continually evaluates the periods of amortization to determine whether events and circumstances, such as effects of competition, obsolescence and other economic factors, warrant revision of the useful lives. The Company assesses the recoverability of goodwill from future operations using cash flows of the related acquired business as a measure. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that the estimated expected undiscounted future cash flows of the related business are less than the carrying amount of goodwill over its remaining amortization period. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

LONG-LIVED ASSETS

The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

REVENUE RECOGNITION

The Company recognizes sales upon product shipment, net of allowance for estimated returns.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

ADVERTISING COSTS

Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations during the year ended December 31, 1997, the periods from January 1 to September 10, 1998 and September 11 to December 31, 1998, and the year ended December 31, 1999 were $1,900,000, $1,300,000, $400,000, and
$3,200,000, respectively.

PRODUCT WARRANTY COSTS

The Company provides a warranty on its products and accrues estimated future warranty costs based on its history of actual warranty costs incurred.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use in accordance with AICPA Statement of Position 98-1, "Accounting For Computer Software Developed For Or Obtained For Internal Use."

INCOME TAXES

Pre-September 10, 1998

As an operating unit of Pfizer, AMS did not file separate tax returns but rather was included as part of the various returns filed by Pfizer or its subsidiaries. For reporting purposes, AMS' tax provision was computed as if it were a separate company and income taxes were settled with Pfizer on a current basis. Deferred tax assets and liabilities were recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. In accordance with Pfizer's policy, no provision was made for taxes on overseas earnings which were deemed to be permanently reinvested.

Post-September 10, 1998

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences") using enacted tax rates in effect in the years in which the differences are expected to reverse. Temporary differences relate primarily to the allowance for doubtful accounts, obsolete inventory allowances, depreciation, and accruals for vacation, product liability and warranty costs.

FOREIGN CURRENCY TRANSLATION

The financial statement amounts attributed to operations outside of the United States are maintained in their local currency, except for Influence Medical Technologies Ltd., where the United States dollar serves as the functional currency. All assets and liabilities of the Company's international subsidiaries are translated to United States dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. Gains and losses on foreign currency transactions are included in operations and were not material during the periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventories, the period of goodwill amortization, the extent of required warranty reserve, the extent of the contingency for product liability claims, the need for a valuation allowance on deferred tax assets, and additionally, for the year ended December 31, 1997 and, for the period from January 1, 1998 to September 10, 1998 allocations of certain assets, liabilities and expenses relating to shared services and administrative functions incurred at the corporate and business segment operating levels of Pfizer. The Company is subject to risks and uncertainties, such as changes in the health care environment, competition and legislation that may cause actual results to differ from estimated results.

RECLASSIFICATION

Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

COMMON STOCK SPLITS

Effective prior to the closing of the offering, the Company's common stock will be split three for one. All share and per share information in the financial statements has been restated to give effect to this stock split.

EARNINGS PER SHARE

Earnings per share data is not presented because no common shares were outstanding.

PRO FORMA NET INCOME (LOSS) PER SHARE


Pro forma net income (loss) per share for the year ended December 31, 1999 and the six months ended June 30, 2000 is computed giving effect to the conversion of all outstanding preferred stock, plus accumulated dividends, into common stock as if such conversion occurred at the beginning of each period, or at the date of original issuance, if later. Basic and diluted pro forma net loss per share are the same for the year ended December 31, 1999 and for the six months ended June 30, 2000 because the effect of all stock options are anti-dilutive. Pro forma net income (loss) per share is unaudited.



PRO FORMA JUNE 30, 2000 BALANCE SHEET (UNAUDITED)



The terms of the Convertible Preferred Stock provide that the stock will automatically convert into Common Stock at the time of an initial public offering. The pro forma June 30, 2000 balance sheet reflects the Company's financial position as of that date adjusted to give effect to the conversion of the Company's Convertible Preferred Stock into 20,852,029 shares of Common Stock.


2. ACQUISITIONS

INFLUENCE

On December 16, 1999 the Company acquired Influence Inc., a supplier of bone anchors and sling products used in the treatment of female incontinence. The Company paid the former shareholders of Influence, Inc. $24.3 million at the closing of the acquisition and capitalized $3.2 million related to transaction and transition costs. The Company is also required to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on January 31, 2001. The Company has made $3.5 million of these contingent payments. In addition, the Company is required to make contingent purchase price payments of up to approximately $10 million depending on the outcome of its litigation with Boston Scientific

Corporation when that litigation is resolved. Any contingent purchase price payments will be recorded as goodwill. In connection with this transaction, the Company expensed $6.1 million of acquired in-process research and development, and recorded $6.6 million of goodwill and other intangibles including $9.9 million of developed research technology, $2.2 million of tradename, $1.1 million related to non-compete agreements, and $500,000 related to the workforce.

The Company's consolidated statements of operations include Influence, Inc.'s financial results from the December 16, 1999 date of acquisition. The following provides Company results on a pro forma basis including Influence Inc. as if the acquisition occurred at the beginning of each period presented (in thousands):

                                                             PERIOD FROM
                                                           SEPTEMBER 11 TO                YEAR ENDED
                                                          DECEMBER 31, 1998           DECEMBER 31, 1999
                                                       ------------------------    ------------------------
                                                       AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                                                       -----------    ---------    -----------    ---------
Revenues...........................................      $23,115       $25,654       $81,353      $ 92,506
Net loss...........................................      $(6,482)      $(8,991)      $(9,849)     $(16,057)

UROSURGE

On August 3, 1999 the Company acquired all assets related to its UroVive bulking agent system for the treatment of female stress urinary incontinence. The Company paid UroSurge, Inc. $4.2 million at closing of the acquisition. The Company is also obligated to pay UroSurge, Inc. payments of up to an additional $1.5 million if certain milestones are successfully completed. In addition, the Company has agreed to pay royalties on net sales generated by the acquired products through December 2003. Any contingent purchase price payments will be recorded as goodwill. In connection with this transaction, the Company expensed $1.3 million of acquired in-process research and development and recorded intangible assets of $2.2 million related to developed research technology and $200,000 of licensed patents.

INJECTX

On October 4, 1999 the Company signed an exclusive, long-term agreement with InjecTx to distribute its urethral injection system worldwide. The Company made a $2.0 million equity investment in InjecTx. The Company is also required to invest up to an additional $2.5 million of equity if certain clinical study milestones. The Company currently owns 11% of the capital stock of InjecTx. This investment has been accounted for on a cost basis.

IN-PROCESS RESEARCH AND DEVELOPMENT

In connection with the acquisitions of Influence and UroSurge, the Company conducted a valuation of the intangible assets acquired. The value assigned to purchased in-process research and development ("IPR&D") was $6.1 million and $1.3 million of the purchase price for Influence and Urosurge, respectively. IPR&D represented purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. Accordingly, these amounts were expensed during 1999 following consummation of the acquisitions. The value assigned to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting cash flows from such projects, and discounting the net cash flows back to their present value.

The Company estimated costs required to obtain regulatory approvals and have assumed the approvals will be received. Costs related to manufacturing, distribution, and marketing of the products are included in our projections. The resulting cash flows from such projects are based on management's estimates of revenues, cost of sales, research and development costs, sales and marketing, general and administrative, and the anticipated income tax effect. The Company does not expect gross margins or expense levels to significantly change following introduction of these products. The discount rates utilized in discounting the net cash flows from purchased in-process research and development were 23% for Influence products and

35% for Urosurge products. These discount rates reflect uncertainties surrounding the successful development of the purchased in-process research and development.

The forecast data employed in the analyses was based upon internal product level forecast information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecasts and assumptions have not changed materially from the date the appraisals were completed.

3. TRANSITION AND REORGANIZATION EXPENSE

Pre-September 10, 1998

In connection with Pfizer's worldwide restructuring program initiated in 1993, a restructuring reserve was established for the consolidation of facilities. In 1997, $573,000 of the restructuring reserve was utilized.

Post-September 10, 1998

The Company recorded $2.5 million of transition and reorganization expenses for the period September 11, 1998 to December 31, 1998. These expenses related to senior management changes and the need to establish new benefit plans and new accounting and information systems following the acquisition of the Company's assets by a group of private investors.

In the first quarter of 1999, the Company completed an assessment of senior management personnel needs and also completed a strategic review of its research and development efforts. As a result of this review, the Company incurred $3.0 million of transition and reorganization expenses for the year ended December 31, 1999 primarily related to employee termination benefits and executive search recruiting fees. Thirty employees were terminated as a result of these reorganizations, eight in 1998 and twenty-two in 1999.


In the first six months of 2000, the Company completed another assessment of senior management personnel needs. As a result of this review, the Company incurred $1.0 million of transition and reorganization expenses for the six-month period ended June 30, 2000, primarily related to employee termination benefits. The Company expects all these benefits to be paid by December 31, 2000.


Below is a summary of transition and reorganization expenditures (in thousands):


                                                              PROFESSIONAL     EXECUTIVE
                                                 SEVERANCE        FEES        SEARCH FEES    OTHER     TOTAL
                                                 ---------    ------------    -----------    -----    -------
Period from September 11 - December 31, 1998
  Accrued....................................     $   750       $ 1,440          $  94       $ 233    $ 2,517
  Paid.......................................         (83)       (1,001)           (94)       (104)    (1,282)
                                                  -------       -------          -----       -----    -------
Balance at December 31, 1998.................         667           439             --         129      1,235
  Accrued....................................       2,490           145            314          51      3,000
  Paid.......................................      (2,279)         (584)          (314)       (129)    (3,306)
                                                  -------       -------          -----       -----    -------
Balance at December 31, 1999.................         878            --             --          51        929
  Accrued....................................       1,000            --             --          --      1,000
  Paid.......................................        (738)           --             --         (51)      (789)
                                                  -------       -------          -----       -----    -------
Balance at June 30, 2000 (unaudited).........     $ 1,140       $    --          $  --       $  --    $ 1,140
                                                  =======       =======          =====       =====    =======

4. BALANCE SHEET INFORMATION

The following provides additional information concerning selected balance sheet accounts (in thousands):


                                                                   DECEMBER 31,
                                                                -------------------     JUNE 30,
                                                                 1998        1999         2000
                                                                -------    --------    -----------
                                                                                       (UNAUDITED)
Accounts receivable, net:
  Trade accounts receivable.................................    $17,125    $ 19,325     $ 20,472
  Other receivables.........................................        127         888        1,809
  Allowance for doubtful accounts...........................       (700)       (404)        (379)
                                                                -------    --------     --------
                                                                $16,552    $ 19,809     $ 21,902
                                                                =======    ========     ========
Inventories:
  Raw materials.............................................    $ 1,996    $  2,940     $  4,199
  Work-in-progress..........................................      1,307       1,843          844
  Finished goods............................................     20,914       8,455        9,891
  Obsolescence reserve......................................     (2,486)     (2,193)      (2,374)
                                                                -------    --------     --------
                                                                $21,731    $ 11,045     $ 12,560
                                                                =======    ========     ========
Property, plant and equipment, net:
  Land and building.........................................    $13,076    $ 13,183     $ 13,239
  Machinery and equipment...................................      5,873       9,590        9,705
  Furniture, fixtures and other.............................      2,789       2,718        2,854
  Software..................................................        847       4,917        5,820
                                                                -------    --------     --------
                                                                $22,585    $ 30,408     $ 31,618
Accumulated depreciation and amortization...................       (613)     (3,634)      (5,596)
                                                                -------    --------     --------
                                                                $21,972    $ 26,774     $ 26,022
                                                                =======    ========     ========
Intangible assets, net:
  Goodwill..................................................    $62,712    $ 76,092     $ 79,100
  Developed technologies....................................         --      12,073       12,073
  Patents...................................................      7,600       7,600        7,600
  Trademarks................................................         --       2,233        2,233
  Investment in technology..................................         --       2,000        2,000
  Workforce and other.......................................      4,276       7,166       10,466
                                                                -------    --------     --------
                                                                $74,588    $107,164     $113,472
Accumulated amortization....................................       (965)     (5,213)      (9,214)
                                                                -------    --------     --------
                                                                $73,623    $101,951     $104,258
                                                                =======    ========     ========


5. SENIOR CREDIT FACILITY


The Company has a $115.0 million senior credit facility, which expires in March 2006. In April 2000 the Company refinanced its prior credit facility that was due to expire in September 2000. As such the senior credit facility has been classified according to the terms of the refinanced agreement. The new facility consists of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. The guarantee is provided by a major stockholder. The term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus .5% or the Prime Rate) plus from 1% to 2% for Base Rate loans or LIBOR plus 3% for Eurodollar loans. The guaranteed note and the revolving line of credit bear interest at the Base Rate for Base Rate loans or LIBOR plus .875% for Eurodollar loans. At June 30, 2000, the Base Rate was 9% and LIBOR was 6.78%. Through June 30, 2000 the Company has only requested Eurodollar loans. The term note requires quarterly principal payments of $2.0 million through March 2002, $2.5 million from June 2002 through March 2003, $3.0 million from June 2003 through March 2004, and $3.4 million from June 2004 through March 2006.

At June 30, 2000, $11.0 million was unused. During 1999 interest was payable quarterly based on either a Eurodollar rate plus .875% or a federal funds rate plus .5%. A .375% fee was charged on unused amounts. The interest rate at December 31, 1999 was 7%. Prepaid interest of approximately $900,000 was charged to expense over a 15-month period ending December 31, 1999.



The carrying value of the $104.0 million outstanding at June 30, 2000 approximates fair value estimated using the Company's incremental borrowing rate for similar liabilities. The senior credit facility is secured by substantially all of the Company's assets. The Company is subject to, and is in compliance with, certain covenants including ratios related to fixed charge coverage and leverage. The Company is prohibited from paying dividends under its senior credit facility without the lenders' consent.


6. STOCKHOLDERS' EQUITY

PREFERRED STOCK

Series A Redeemable Preferred:


The holders of Series A Preferred Stock are entitled to receive cumulative dividends of 10% per annum payable in cash. Dividends of $613,000 for the period September 11 to December 31, 1998; $2,207,000 for the year ended December 31, 1999 and $1,544,000 for the six months ended June 30, 2000 have been accrued but not paid. As long as any shares of Series A are outstanding, no cash dividends may be paid to other preferred or common shareholders, but dividends in the form of additional shares of stock may be made. Holders of Series A Preferred Stock have no voting rights, but have preference over other preferred and common shareholders in liquidation or dissolution.


The Series A Preferred Stock is subject to mandatory redemption at $1,000 per share plus accrued but unpaid dividends at the time of certain public offerings, a sale of the Company or on December 31, 2006. The Company may redeem the Series A Preferred Stock at any time. In addition, the shares of Series A Preferred Stock will automatically convert into a number of shares of voting common stock and non-voting common stock equal to the redemption price of $1,000 per share plus accrued dividends, divided by the initial public offering price upon completion of the offering. Assuming the initial public offering price is $12.00 per share, our series A preferred stock will convert into 219,890 shares of voting common stock and 2,456,000 shares of non-voting common stock.

Series B, Series C, Series D and Series E Convertible Preferred


Except with respect to voting rights, conversion rates and the class of capital stock into which they convert, Series B, C, D and E Convertible Preferred Stock have the same powers, preferences, rights and qualifications. The holders of these Series of Convertible Preferred Stock are entitled to receive cumulative dividends of 6% per annum payable in additional shares of the respective series. Dividends of $368,000 for the period September 11, 1998 to December 31, 1998; $1,324,000 for the year ended December 31, 1999; and $1,111,000 for the six months ended June 30, 2000 have been accrued but not paid. No dividends may be paid to these Series of stockholders if any shares of Series A are outstanding.


Each share of Series B and D Preferred Stock will be automatically converted into shares of voting common stock and each share of Series C and Series E Preferred Stock will be automatically converted into shares of non-voting common stock at the time of a public offering (assuming a total Company valuation of at least $100 million and gross proceeds to the Company of at least $50 million) or if the majority of the shares of the Convertible Preferred Stock vote to convert such shares. At the option of the stockholder, each share of Series B and Series D Preferred Stock may be converted into voting common stock at $1.67 and $3.33 per share, respectively, plus accrued but unpaid dividends. Each share of Series C and Series E Preferred Stock may be converted into non-voting common stock, at $1.67 and $3.33 per share, respectively, plus accrued but unpaid dividends. Each share of Series C Preferred Stock is also convertible into Series B Preferred Stock and each share of Series E Preferred Stock is also convertible into Series D preferred stock at the election of the stockholder subject to a limitation that no stockholder may own more than 50% of Series B and Series D Preferred Stock.

The Series B and C Convertible Preferred Stock is subject to mandatory redemption at $5.00 per share plus accrued but unpaid dividends and Series D and E Convertible Preferred Stock is subject to mandatory redemption at $10.00 per share plus accrued but unpaid dividends at the time of sale of the Company or on December 31, 2006. The Company may redeem these Series of Preferred Stock at any time with consent of the holders of the majority of shares of outstanding Convertible Preferred Stock.

STOCK INCENTIVE PLAN

The Company's Equity Incentive Plan ("Plan") provides for granting to eligible employees and certain other individuals nonqualified and incentive stock options. The Company had reserved 3,000,000 shares of common stock for issuance under the Plan at December 31, 1999. Subsequent to December 31, 1999, the pool of shares reserved for such issuance was increased to 3,450,000. Options granted under the Plan generally become exercisable 25% on the first anniversary date of the grant and 6.25% per quarter thereafter. The options typically expire, if not exercised, ten years after the date of grant. Options are granted at the fair market value on the date of the grant. Activity in the plan was as follows:


                                                                          WEIGHTED
                                                          NUMBER      AVERAGE EXERCISE
                                                          SHARES      PRICE PER SHARE
                                                         ---------    ----------------
Balance at September 10, 1998........................           --            --
  Granted............................................      450,000         $1.67
                                                         ---------
Balance at December 31, 1998.........................      450,000          1.67
  Granted............................................    2,781,000          1.67
  Canceled or terminated.............................     (779,250)         1.67
                                                         ---------
Balance at December 31, 1999.........................    2,451,750          1.67
  Granted............................................      765,750          3.96
  Exercised..........................................      (49,500)         1.67
  Canceled or terminated.............................      (34,689)         1.67
                                                         ---------
Balance at June 30, 2000.............................    3,133,311         $2.12
                                                         =========



Options to purchase 717,189 common shares are available for grant under the Plan at June 30, 2000. At June 30, 2000, the weighted average remaining contractual life of outstanding options was 9 years and 510,657 shares were exercisable.



The Company has elected to follow Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. The exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant for all options granted through December 31, 1999, and thus, under APB 25, no compensation expense is recognized. During the six months ended June 30, 2000, the Company recognized deferred compensation of $1,382,000, reflecting the excess of the fair value of the underlying stock on the date of grant over the exercise price. The deferred compensation will be amortized over vesting periods of two to four years.



Pro forma information regarding net income (loss) and income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions; risk-free interest rates of 4.6% to 6% in 1999 and 4% in 1998; volatility factor of the expected market price of the Company's common stock of .001; no expected dividends; and a weighted-average expected life of the option of 8 years. The pro forma operations impact of options issued during the period September 11 to December 31, 1998, the year ended December 31, 1999, and the six months ended June 30, 2000 was $5,000, $98,000 and $105,000, respectively.

In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options and have vesting restrictions and because changes in the subjective input assumptions can materially affect the fair value estimates. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is self-insured on product liability claims below $1 million for each occurrence and $3 million in the aggregate, and maintains product liability insurance above these limitations. Product liability events and claims prior to the September 10, 1998 acquisition of the Company from Pfizer are the responsibility of Pfizer.


The Company is involved in two patent infringement lawsuits with Boston Scientific Corporation ("BSC"). Prior to the Company's acquisition of Influence, Inc., BSC filed a patent infringement lawsuit in United States District Court for the Northern District of California alleging that Influence, Inc. infringed four patents owned by BSC by encouraging the use of its bone anchor insertion devices in stress urinary incontinence procedures. On March 15, 1999, Influence Inc. answered the complaint denying the allegations and filed counterclaims. The court has issued a preliminary ruling that Influence does not have rights to one of the patents it has asserted in this action. This patent relates to a product that Influence has replaced with a new product that is covered by a different patent. Nonetheless, Influence plans to seek reconsideration of, and if necessary appeal, this ruling. On March 27, 2000, the Company filed a complaint in United States District Court for the District of Minnesota alleging that BSC infringes one patent owned by the Company through BSC's sales and promotion of products and methods for the treatment of female stress urinary incontinence and that BSC has misappropriated trade secrets.


The Company is also involved in a number of claims and lawsuits considered normal in its business, including product liability matters. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position at December 31, 1999 or for the year then ended.

In May 1997, Influence Medical Technologies Ltd. signed a facility lease agreement for a period of five years. The Company has a renewal option, to extend the lease by an additional period of five years. Future minimum rental payments as of December 31, 1999, are as follows: $297,000 for 2000, $297,000 for 2001, and $185,000 for 2002. The Company has facility lease agreements at other international subsidiary locations with future minimal rental payments as of December 31, 1999, as follows: $176,000 for 2000, $91,000 for 2001, and
$21,000 for 2002.

Rent expense for the year ended December 31, 1997, the periods January 1 to September 10, 1998 and September 11 to December 31, 1998, and the year ended December 31, 1999 was $374,000; $467,000; $204,000; and $847,000, respectively.

8. INDUSTRY SEGMENT INFORMATION AND FOREIGN OPERATIONS

Since its inception, the Company has operated in the single industry segment of developing, manufacturing and marketing medical devices.

The Company distributes its products through its direct sales force and independent sales representatives in the United States, Canada, and most of Europe. Additionally, the Company distributes its products through foreign independent distributors, primarily in Europe and Asia, who then market the products directly to medical institutions. No customer or distributor accounted for 10% or more of the Company's net sales during the year ended December 31, 1997, the periods January 1 through September 10, 1998 and the period September 11 through December 31, 1998 or the year ended December 31, 1999.

Total export sales from the United States to unaffiliated entities (primarily to Europe and payable in United States dollars) were $4,913,000 for the year ended December 31, 1997; $2,401,000 for the period January 1 to September 10, 1998; $1,117,000 for the period from September 11 to December 31, 1998 and $4,829,000 for the year ended December 31, 1999. Foreign subsidiary sales are predominantly from customers in Western Europe. Substantially all of the Company's foreign subsidiary assets are located in Western Europe.

At December 31, 1998 and 1999, consolidated accounts receivable included $7,955,000 and $6,253,000, respectively, due from customers located outside of the United States.

                                                    AMERICAN
                                                     MEDICAL       INFLUENCE, INC.      FOREIGN
                                                  SYSTEMS, INC.      SUBSIDIARY       SUBSIDIARIES    CONSOLIDATED
(In thousands)                                    -------------    ---------------    ------------    ------------
YEAR ENDED DECEMBER 31, 1997
Sales to unaffiliated customers...............      $ 73,073               --           $18,885         $ 91,958
Operating income (loss).......................        12,430               --             3,905           16,335
Identifiable assets...........................       166,695               --             8,021          174,716
PERIOD FROM JANUARY 1-SEPTEMBER 10, 1998
Sales to unaffiliated customers...............      $ 41,917               --           $12,698         $ 54,615
Operating income (loss).......................        (5,623)              --            (2,340)          (7,963)
Identifiable assets...........................        39,167               --             7,184           46,351
PERIOD FROM SEPTEMBER 11-DECEMBER 31, 1998
Sales to unaffiliated customers...............      $ 18,727               --           $ 4,388         $ 23,115
Operating income (loss).......................        (9,133)              --               119           (9,014)
Identifiable assets...........................       129,274               --            26,326          155,600
YEAR ENDED DECEMBER 31, 1999
Sales to unaffiliated customers...............      $ 67,161           $  588           $13,604         $ 81,353
Operating income (loss).......................       (14,246)             (32)            1,757          (12,521)
Identifiable assets...........................       158,015            3,763            25,512          187,290

9. PENSION AND POSTRETIREMENT BENEFITS

The Company has pension plans covering most employees worldwide. For United States employees, the Company sponsors the AMS Retirement Annuity Plan. Plan benefits depend on years of service and employee final average earnings. Participants vest in their benefits after as few as five years of service.

The Company also sponsors a post-retirement plan in the United States, which provides medical and life insurance benefits to retirees and their eligible dependents. Employees are eligible if they meet age and service requirements and qualify for retirement benefits. The Company does not fund other post-retirement benefit plans, but contributes to the plans as benefits are paid.

The following tables present reconciliations of the benefit obligation of the plans, the plan assets of the pension plan and the funded status of the plans (in thousands):

                                                                 PENSION            OTHER BENEFITS
                                                            ------------------    ------------------
                                                             1998       1999       1998       1999
                                                            -------    -------    -------    -------
Change in benefit obligation:
  Benefit obligation at beginning of year...............    $15,655    $16,394    $ 2,869    $ 3,032
  Service cost..........................................        425      1,469        105        366
  Interest cost.........................................        317      1,099         58        205
  Actuarial (gains) or losses...........................         (3)    (4,204)        --       (705)
  Benefit payments......................................         --       (297)        --         --
  Transfer out..........................................         --       (265)        --         --
                                                            -------    -------    -------    -------
  Benefit obligation at end of year.....................    $16,394    $14,196    $ 3,032    $ 2,898
Change in plan assets:
  Fair value of plan assets at beginning of year........    $12,433    $12,713         --         --
  Actual return on plan assets..........................        280        710         --         --
  Benefit payments......................................         --       (296)        --         --
  Transfer out..........................................         --       (430)        --         --
                                                            -------    -------    -------    -------
Fair value of plan assets at end of year................    $12,713    $12,697         --         --
Funded status...........................................    $(3,681)   $(1,499)   $(3,032)   $(2,898)
Unrecognized net actuarial (gain) loss..................         32     (3,637)        --       (705)
                                                            -------    -------    -------    -------
Net amount of (accrued) benefit cost....................    $(3,649)   $(5,136)   $(3,032)   $(3,603)
                                                            =======    =======    =======    =======

The components in the balance sheet as of December 31, 1998 and 1999 consist of:

                                                                  PENSION           OTHER BENEFITS
                                                             -----------------     -----------------
                                                              1998       1999       1998       1999
                                                             ------     ------     ------     ------
Accrued benefit liability................................    $3,649     $5,136     $3,032     $3,603

The weighted-average assumptions used and the annual cost related to these plans consist of:

                                                                   PENSION           OTHER BENEFITS
                                                               ---------------       ---------------
                                                               1998     1999         1998       1999
                                                               ----    -------       ----       ----
Discount rate:.............................................    6.75%       8.0%      6.75%       8.0%
Rate of future compensation increase.......................     4.5%       4.5%       4.5%       4.5%
Expected long-term return on plan assets...................     8.5%       8.5%        --         --
Service cost...............................................    $425    $ 1,469       $105       $366
Interest cost..............................................     317      1,098         58        205
Expected return on plan assets.............................    (315)    (1,080)        --         --
                                                               ----    -------       ----       ----
Net periodic benefit costs.................................    $427    $ 1,487       $163       $571
                                                               ====    =======       ====       ====

An average increase of 7.5% and 7.0% in the cost of covered health care benefits was assumed for 1998 and 1999, respectively, is projected to decrease gradually to 5.0% for 2004 and remain at that level thereafter.

The Company was allocated a portion of Pfizer's pension cost which resulted in a credit of $83,000 in 1997.

10. SAVINGS AND INVESTMENT PLAN

The AMS Savings and Investment Plan (the "plan") allows employees in the United States to contribute a portion of their salaries to the plan. The Company matches a portion of the contributions. The plan is intended to satisfy the requirements of Section 401(a)(27) of the Internal Revenue Code. Generally, all employees of the Company are eligible to participate in the plan. The Company made contributions of $611,000, $728,000, $243,000, and $866,000 to the plan for the year ended December 31, 1997, the periods January 1 to September 10, 1998 and September 11 to December 31, 1998, and the year ended December 31, 1999, respectively.

11. INCOME TAXES

Components of the Company's income (losses) before income taxes are as follows (in thousands):


                                                    PERIOD           PERIOD                        SIX MONTHS
                                   YEAR ENDED    JANUARY 1 TO    SEPTEMBER 11 TO    YEAR ENDED        ENDED
                                  DECEMBER 31,   SEPTEMBER 10,    DECEMBER 31,     DECEMBER 31,   JUNE 30, 2000
                                      1997           1998             1998             1999        (UNAUDITED)
                                  ------------   -------------   ---------------   ------------   -------------
Domestic........................    $12,441        $(10,007)        $ (9,381)        $(14,995)        $(690)
Foreign.........................      3,782           1,889           (1,125)            (194)           94
                                    -------        --------         --------         --------         -----
  Total.........................    $16,223        $ (8,118)        $(10,506)        $(15,189)        $(596)
                                    =======        ========         ========         ========         =====


Components of the Company's income tax benefit (expense) are as follows (in thousands):


                                                    PERIOD           PERIOD                        SIX MONTHS
                                   YEAR ENDED    JANUARY 1 TO    SEPTEMBER 11 TO    YEAR ENDED        ENDED
                                  DECEMBER 31,   SEPTEMBER 10,    DECEMBER 31,     DECEMBER 31,   JUNE 30, 2000
                                      1997           1998             1998             1999        (UNAUDITED)
                                  ------------   -------------   ---------------   ------------   -------------
Current
  Federal.......................    $(4,612)        $2,834           $2,236           $1,292          $(625)
  State.........................       (786)           730              518              838              6
  Foreign.......................     (2,178)          (774)             427               54            (36)
Deferred........................      1,440            451              843            3,156            695
                                    -------         ------           ------           ------          -----
  Total.........................    $(6,136)        $3,241           $4,024           $5,340          $  40
                                    =======         ======           ======           ======          =====


A reconciliation of income tax benefit (expense) computed at the United States statutory rate to the effective income tax rate is as follows (in thousands):


                                                    PERIOD           PERIOD                        SIX MONTHS
                                   YEAR ENDED    JANUARY 1 TO    SEPTEMBER 11 TO    YEAR ENDED        ENDED
                                  DECEMBER 31,   SEPTEMBER 10,    DECEMBER 31,     DECEMBER 31,   JUNE 30, 2000
                                      1997           1998             1998             1999        (UNAUDITED)
                                  ------------   -------------   ---------------   ------------   -------------
Statutory Rate..................    $(5,681)        $2,841           $3,572           $5,164          $ 202
Meals & Entertainment...........       (114)           (75)             (28)            (108)           (27)
Goodwill........................         --             --              (56)            (178)          (139)
Foreign.........................        227           (113)              45                8             (4)
Other...........................         --             --              124             (125)            --
State Taxes.....................       (568)           588              367              579              8
                                    -------         ------           ------           ------          -----
     Total......................    $(6,136)        $3,241           $4,024           $5,340          $  40
                                    =======         ======           ======           ======          =====


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):


                                                                   DECEMBER 31,
                                                                ------------------     JUNE 30,
                                                                 1998       1999         2000
                                                                -------    -------    -----------
                                                                                      (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards..........................    $ 3,190    $ 5,377      $ 5,635
  Foreign NOL/credits.......................................         --      9,614        9,630
  Acquired NOL..............................................         --        421          421
  Pension liability.........................................      2,539      3,324        3,735
  Accrued warranty expenses.................................      2,412      2,806        2,744
  UroSurge assets...........................................                   471          475
  Compensation accruals.....................................        998        954          713
  Start up costs............................................        361        277          239
  Workforce and patents.....................................         --         --          333
  Other, primarily certain reserves.........................      1,027        625          590
  Valuation allowance.......................................         --     (5,000)      (5,000)
                                                                -------    -------      -------
Total deferred tax assets...................................     10,527     18,869       19,515
Deferred tax liabilities:
  Acquired technology.......................................         --      7,691        7,397
  Tax over book amortization................................        163        351          826
  Other.....................................................        250        240           72
                                                                -------    -------      -------
Total deferred tax liabilities..............................        413      8,282        8,295
                                                                -------    -------      -------
Net deferred tax asset......................................    $10,114    $10,587      $11,220
                                                                =======    =======      =======


At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of $14 million available to offset future taxable income, which begin to expire in 2018. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, the Company has included a valuation allowance of $5 million. This amount represents the approximate amount by which the net operating losses are projected to exceed future income in that foreign jurisdiction. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the remaining recorded asset.

12. SUBSEQUENT EVENT

The Company's Board of Directors and stockholders have approved an amended and restated certificate of incorporation, which will become effective upon completion of the offering. The amended and restated certificate of incorporation increases the authorized capital to 75,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock, establishes 5,000,000 shares of undesignated preferred stock and eliminates all of the existing classes of designated preferred stock.

13. VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth activity in the Company's valuation accounts.

                                                           BALANCE AT    CHARGED TO
                                                           BEGINNING     COSTS AND                    BALANCE AT
                      DESCRIPTION                          OF PERIOD      EXPENSES     DEDUCTIONS    END OF PERIOD
                      -----------                          ----------    ----------    ----------    -------------
Allowance for doubtful accounts deducted from accounts
  receivable:
For the period ended:
  December 31, 1999....................................      $  700        $  186        $  482         $  404
                                                             ------        ------        ------         ------
  December 31, 1998....................................      $  800            79           179         $  700
                                                             ------        ------        ------         ------
  September 10, 1998...................................      $1,655           117        $  972         $  800
                                                             ------        ------        ------         ------
  December 31, 1997....................................      $  794        $  951        $   90         $1,655
                                                             ------        ------        ------         ------
Valuation allowance deducted from inventories:
For the period ended:
  December 31, 1999....................................      $2,486        $  346        $  639         $2,193
                                                             ------        ------        ------         ------
  December 31, 1998....................................      $2,864            --        $  378         $2,486
                                                             ------        ------        ------         ------
  September 10, 1998...................................      $  831        $3,593        $1,560         $2,864
                                                             ------        ------        ------         ------
  December 31, 1997....................................      $1,414            --        $  583         $  831
                                                             ------        ------        ------         ------
Accrued product liability reserve:
For the period ended:
  December 31, 1999....................................      $  225        $  818            --         $1,043
                                                             ------        ------        ------         ------
  December 31, 1998....................................          --        $  225            --         $  225
                                                             ------        ------        ------         ------
  September 10, 1998...................................          --        $7,950        $7,950             --
                                                             ------        ------        ------         ------
  December 31, 1997....................................          --        $6,056        $6,056             --
                                                             ------        ------        ------         ------
Accrued warranty expense:
For the period ended:
  December 31, 1999....................................      $6,348        $1,037            --         $7,385
                                                             ------        ------        ------         ------
  December 31, 1998....................................      $6,749        $  294        $  695         $6,348
                                                             ------        ------        ------         ------
  September 10, 1998...................................      $5,925        $  824            --         $6,749
                                                             ------        ------        ------         ------
  December 31, 1997....................................      $5,265        $  660            --         $5,925
                                                             ------        ------        ------         ------


14. RESTATEMENT OF FINANCIAL STATEMENTS



The Company has restated its 1999 financial statements to reflect the reallocation of the purchase price of the assets acquired from Pfizer. Originally the Company allocated $68.2 million of the purchase price to goodwill. The accompanying restated financial statements reallocate $7.6 million of the goodwill to intangible patents assets and $4.2 million to intangible workforce assets. Because patents and workforce have shorter useful lives than goodwill, amortization expense for the year ended December 31, 1999 is $900,000 greater in the accompanying financial statements, resulting in an increase in net loss and pro forma net loss per share of $558,000 and $.04 respectively.

                       CONSOLIDATED FINANCIAL STATEMENTS
                                INFLUENCE, INC.
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                    AND NINE MONTHS ENDED SEPTEMBER 30, 1999

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and
Shareholders of Influence, Inc.

We have audited the accompanying consolidated balance sheet of Influence, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Influence, Inc. and subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP

Minneapolis, Minnesota
October 26, 1999, except for Note 10, as to which the date is November 12, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Influence, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Influence, Inc. and its subsidiaries at December 31, 1997, and the results of their operations and their cash flows for the two years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements for any period subsequent to December 31, 1997.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 23, 1998

                                INFLUENCE, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                             AS OF DECEMBER 31      AS OF SEPTEMBER 30,
                                                            --------------------    -------------------
                                                              1997        1998             1999
                                                            --------    --------    -------------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................    $  2,737    $  2,558         $  1,274
  Short-term investments................................       2,459          94               99
  Accounts receivable, net..............................         391       1,425            1,984
  Inventories...........................................         918       1,182            1,172
  Other current assets..................................         964         511              523
                                                            --------    --------         --------
       Total current assets.............................       7,469       5,770            5,052
Property and equipment, net.............................       1,252       1,157              978
                                                            --------    --------         --------
       Total assets.....................................    $  8,721    $  6,927         $  6,030
                                                            ========    ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable......................................    $    619    $    575         $    678
  Income taxes payable..................................          --         319              372
  Accrued liabilities and other.........................       1,229       2,079            1,778
                                                            --------    --------         --------
       Total current liabilities........................       1,848       2,973            2,828
Note payable............................................          --       7,000            2,024
                                                            --------    --------         --------
       Total liabilities................................       1,848       9,973            4,852
Stockholders' equity (deficit):
  Series A convertible preferred Stock, par value $.01
     per share:
     Authorized shares--750,000
     Issued and outstanding shares--713,000.............           7           7                7
  Common stock, par value $.001 per share:
     Authorized shares--30,000,000
     Issued and outstanding shares -- 6,612,569 for 1997
       and 1998 and 7,287,651 for 1999..................           7           7                8
  Additional paid-in capital............................      25,616      27,125           33,927
  Deferred compensation.................................        (137)       (288)             (10)
  Accumulated deficit...................................     (18,620)    (29,897)         (32,754)
                                                            --------    --------         --------
       Total stockholders' equity (deficit).............       6,873      (3,046)           1,178
                                                            --------    --------         --------
       Total liabilities and stockholders' equity
          (deficit).....................................    $  8,721    $  6,927         $  6,030
                                                            ========    ========         ========

See accompanying notes.

                                INFLUENCE, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                                    NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31                  SEPTEMBER 30
                                       --------------------------------------    ------------------------
                                          1996          1997          1998          1998          1999
                                       ----------    ----------    ----------    ----------    ----------
                                                                                       (UNAUDITED)
Revenues...........................    $       --    $    1,114    $    5,624    $    3,432    $    8,360
Cost of revenues...................            --         2,765         2,967         2,385         2,217
                                       ----------    ----------    ----------    ----------    ----------
Gross margin.......................            --        (1,651)        2,657         1,047         6,143
Operating expenses:
  Research and development.........         3,219         3,155         2,914         2,619         1,726
  Sales and marketing..............           667         3,837         7,380         5,732         5,211
  General and administrative.......         1,769         2,073         3,398         2,114         1,668
                                       ----------    ----------    ----------    ----------    ----------
Total operating expenses...........         5,655         9,065        13,692        10,465         8,605
Operating loss.....................        (5,655)      (10,716)      (11,035)       (9,418)       (2,462)
Other (expense) income.............          (118)         (134)           78            46           (23)
                                       ----------    ----------    ----------    ----------    ----------
Net loss before income taxes.......        (5,773)      (10,850)      (10,957)   $   (9,372)   $   (2,485)
Income tax expense.................            --            --           320           240           372
                                       ----------    ----------    ----------    ----------    ----------
Net loss...........................    $   (5,773)   $  (10,850)   $  (11,277)   $   (9,612)   $   (2,857)
                                       ==========    ==========    ==========    ==========    ==========
Basic and diluted net loss per
  share............................    $     (.92)   $    (1.66)   $    (1.71)   $    (1.45)   $     (.42)
                                       ==========    ==========    ==========    ==========    ==========
Shares used in computing basic and
  diluted net loss per share.......     6,278,354     6,517,547     6,612,569     6,612,569     6,837,596
                                       ==========    ==========    ==========    ==========    ==========

See accompanying notes.

                                INFLUENCE, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                       (In thousands, except share data)

                               PREFERRED STOCK       COMMON STOCK      ADDITIONAL
                               ----------------   ------------------    PAID-IN       DEFERRED     ACCUMULATED
                               SHARES    AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT      TOTAL
                               -------   ------   ---------   ------   ----------   ------------   -----------   --------
Balance at December 31,
  1995.......................  713,000     $7     6,138,182     $7      $ 3,131        $   --       $ (1,997)    $  1,148
  Issuance of compensatory
    stock options............       --     --            --     --          610          (610)            --           --
  Exercise of stock
    options..................       --     --        39,000     --          125            --             --          125
  Issuance of stock options
    in connection with
    services.................       --     --            --     --          837            --             --          837
  Amortization of deferred
    compensation.............       --     --            --     --           --           327             --          327
  Net loss...................       --     --            --     --           --            --         (5,773)      (5,773)
                               -------     --     ---------     --      -------        ------       --------     --------
Balance at December 31,
  1996.......................  713,000      7     6,177,182      7        4,703          (283)        (7,770)      (3,336)
  Conversion of debenture to
    common stock at $62.55
    per share................       --     --       419,787     --       20,838            --             --       20,838
  Issuance of stock options
    in connection with
    services.................       --     --            --     --          101          (101)            --           --
  Amortization of deferred
    compensation.............       --     --            --     --           --           171             --          171
  Exercise of stock
    options..................       --     --        15,600     --           50            --             --           50
  Cancellation of
    compensatory stock
    options..................       --     --            --     --          (76)           76             --           --
  Net loss...................       --     --            --     --           --                      (10,850)     (10,850)
                               -------     --     ---------     --      -------        ------       --------     --------
Balance at December 31,
  1997.......................  713,000      7     6,612,569      7       25,616          (137)       (18,620)       6,873
  Issuance of compensatory
    stock options............       --     --            --     --        1,246        (1,246)            --           --
  Issuance of stock options
    in connection with
    services.................       --     --            --     --          311          (311)            --           --
  Amortization of deferred
    compensation.............       --     --            --     --           --         1,358             --        1,358
  Cancellation of
    compensatory stock
    options..................       --     --            --     --          (48)           48             --           --
  Net loss...................       --     --            --     --           --            --        (11,277)     (11,277)
                               -------     --     ---------     --      -------        ------       --------     --------
Balance at December 31,
  1998.......................  713,000     $7     6,612,569     $7      $27,125        $ (288)      $(29,897)    $ (3,046)
Conversion of debentures to
  common stock...............       --     --       675,082      1        6,999            --             --        7,000
Stock options issued for
  severance..................       --     --            --     --           89           (89)            --           --
Amortization of deferred
  compensation...............       --     --            --     --           --            81             --           81
Cancellation of compensatory
  stock options..............       --     --            --     --         (286)          286             --           --
Net loss.....................       --     --            --     --           --            --         (2,857)      (2,857)
                               -------     --     ---------     --      -------        ------       --------     --------
Balance at September 30, 1999
  (unaudited)................  713,000     $7     7,287,651     $8      $33,927        $  (10)      $(32,754)    $  1,178
                               =======     ==     =========     ==      =======        ======       ========     ========

See accompanying notes.

                                INFLUENCE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                            NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31           SEPTEMBER 30
                                                         -------------------------------    ------------------
                                                          1996        1997        1998       1998       1999
                                                         -------    --------    --------    -------    -------
                                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net loss...............................................  $(5,773)   $(10,850)   $(11,277)   $(9,612)   $(2,857)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation.........................................       58         166         315        188        129
  Interest on convertible debenture....................      100         738          --         --         --
  Amortization of deferred compensation................      327         171       1,358      1,158         82
  Stock compensation...................................      837          --          --         --         --
  Loss on disposal of property and equipment...........       --          --           3         --         --
  Changes in assets and liabilities:
    Accounts receivable................................       --        (391)     (1,034)      (667)      (559)
    Inventories........................................     (244)       (674)       (264)      (121)        10
    Other current assets...............................     (108)       (740)        453       (138)       (12)
    Accounts payable...................................      301         (61)        (44)        17        103
    Income taxes payable...............................       --          --         320        240         80
    Accrued expenses...................................      413         716         850      1,782       (329)
                                                         -------    --------    --------    -------    -------
Net cash used in operating activities..................   (4,089)    (10,925)     (9,320)    (7,153)    (3,353)
INVESTING ACTIVITIES
Purchase of short-term investments.....................     (103)     (2,357)         --         --         (5)
Proceeds from short-term investments...................       --          --       2,365      2,361         --
Proceeds from the sale of property and equipment.......       --          --         357         --         50
Purchases of property and equipment....................     (561)       (778)       (581)      (115)        --
                                                         -------    --------    --------    -------    -------
Net cash (used in) provided by investing activities....     (664)     (3,135)      2,141      2,246         45
FINANCING ACTIVITIES
Proceeds from exercise of stock options................      125          50          --         --         --
Proceeds from notes payable--stockholder...............    3,000          --          --         --         --
Proceeds from note payable.............................       --          --       7,000      7,000      2,024
Repayment of principal on notes payable to
  stockholder..........................................   (3,000)         --          --         --         --
Proceeds from convertible debenture....................   20,000          --          --         --         --
                                                         -------    --------    --------    -------    -------
Net cash provided by financing activities..............   20,125          50       7,000      7,000      2,024
                                                         -------    --------    --------    -------    -------
Net increase (decrease) in cash and cash equivalents...   15,372     (14,010)       (179)     2,093     (1,284)
Cash and cash equivalents at beginning of year.........    1,375      16,747       2,737      2,737      2,558
                                                         -------    --------    --------    -------    -------
Cash and cash equivalents at end of year...............  $16,747    $  2,737    $  2,558    $ 4,830    $ 1,274
                                                         =======    ========    ========    =======    =======
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Conversion of convertible debenture and accrued
  interest into Common Stock...........................      $--     $20,838         $--        $--        $--
Deferred compensation from stock options issued for
  services.............................................       --          --         311        311         89
Deferred compensation from issuance of compensatory
  stock options........................................       --          --       1,246      1,180         --
Supplemental cash flow disclosure:
  Interest paid........................................      $79         $--         $40        $30        $12

See accompanying notes.

                                INFLUENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1999

1. ORGANIZATION AND NATURE OF BUSINESS

Influence, Inc. was incorporated in Delaware on November 9, 1994. Its wholly-owned subsidiary, Influence Medical Technologies, Ltd. ("IMT"), an Israeli corporation, was incorporated on November 22, 1994 and commenced operations on January 1, 1995. On November 7, 1996, IMT incorporated a wholly-owned subsidiary, Influence Medical Technologies, GmbH, in Germany. Influence, Inc. and its wholly-owned subsidiaries (the "Company") is a medical device manufacturer engaged in the design, development and commercialization of minimally invasive products in the areas of urology/gynecology, otolaryngology and cancer radiotherapy.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Influence, Inc. and its wholly-owned subsidiaries. The carrying amount of net assets of the Company's wholly-owned subsidiaries were approximately $3.5 million at December 31, 1997 and $3.6 million at December 31, 1998. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring management estimates relate to the allowances for doubtful accounts and for obsolete inventory, valuation allowances for deferred tax assets and useful lives for depreciation and amortization. Actual results could differ from those estimates.

FOREIGN CURRENCY

The Company's subsidiaries consider their functional currency to be the United States dollar. All of the Company's financing activity is in United States dollars. Further, substantially all of the Company's revenues and purchases of materials and components are also denominated in United States dollars. Accordingly, the primary economic environment in which the Company operates is the United States dollar.

Monetary assets and liabilities denominated in currencies other than United States dollars are remeasured using the exchange rates in effect at each balance sheet date, while nonmonetary items are remeasured at historical rates.

The Company has not engaged in hedging activities to minimize the risk of fluctuations in exchange rates. Remeasurement adjustments and foreign currency transactions gains or losses are recognized in the consolidated statement of operations. Such amounts were not significant for the years ended December 31, 1996, 1997 and 1998.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments which have an original maturity of three months or less to be cash equivalents. The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates its fair value.

BASIS OF PRESENTATION--UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements as of September 30, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the

                                INFLUENCE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

SHORT-TERM INVESTMENTS

The Company's short-term investments consist of bank deposits and commercial paper. All of the Company's investment securities are classified as available-for-sale and are stated at fair market value which approximates cost.

CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are placed in high credit quality instruments and their composition and maturities are regularly monitored by management. The Company deposits most of its cash with a single financial institution.

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

The Company's product development and production facility is located in Israel, and the Company is directly affected by the political, economic and military conditions to which the country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is required to purchase a certain component used with one of its products from a sole supplier. Although there is currently only one manufacturer of this component, management believes that other suppliers could provide a similar component at comparable terms. However, the loss of this supplier could delay the shipment of one of the Company's products and have a material adverse effect on the Company's results of operations.

INVENTORIES

Inventories are stated at the lower of cost, determined using the moving average method, or market.

PROPERTY AND EQUIPMENT

Machinery and equipment, office furniture and equipment and leasehold improvements are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives or over the life of the lease, whichever is shorter. Useful lives range from three to seventeen years for office furniture and equipment and seven to fourteen years for machinery and equipment.

REVENUE RECOGNITION

Revenues are recognized as products are shipped. Allowances for estimated returns are provided upon shipment.

                                INFLUENCE, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the income tax basis of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse.

STOCK-BASED COMPENSATION

The Company has elected to follow the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 allows companies to choose whether to account for stock-based compensation under the current method as prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") or use the fair value method described in SFAS 123. The Company plans to continue to follow the accounting measurement provisions of APB 25.

BASIC AND DILUTED NET LOSS PER SHARE

The Company adopted SFAS No. 128, Earnings Per Share, during the year ended December 31, 1997 and retroactively restated all prior periods. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options (using the treasury stock method) and upon the conversion of the convertible debenture and Series A Convertible Preferred Stock (using the if-converted method). Potential common shares have been excluded from the computation of diluted net loss per share as their effect is anti-dilutive.

COMPREHENSIVE NET INCOME (LOSS)

Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive earnings such as foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale short-term investments. The Company's unrealized gains and losses on available-for-sale short-term investments have been insignificant for all periods presented.

                                INFLUENCE, INC.

3. BALANCE SHEET COMPONENTS

The following provides additional information concerning selected balance sheet accounts as of (in thousands):

                                                               DECEMBER 31
                                                              --------------
                                                              1997     1998
                                                              ----    ------
Accounts receivable, net:
  Trade accounts receivable.................................  $428    $1,608
  Allowance for doubtful accounts...........................   (37)     (183)
                                                              ----    ------
                                                              $391    $1,425
                                                              ====    ======

                                                                DECEMBER 31
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
Inventories:
  Raw materials.............................................  $  582    $  727
  Work-in-process...........................................      66        81
  Finished goods............................................     270       505
  Less reserve for obsolescence.............................      --      (131)
                                                              ------    ------
                                                              $  918    $1,182
                                                              ======    ======
Property and equipment:
  Machinery and equipment...................................  $  925    $  922
  Office furniture and equipment............................     468       594
  Leasehold improvements....................................      92       137
  Less accumulated depreciation.............................    (233)     (496)
                                                              ------    ------
                                                              $1,252    $1,157
                                                              ======    ======

Other current assets consist of the following (in thousands):

                                                              DECEMBER 31
                                                              ------------
                                                              1997    1998
                                                              ----    ----
Prepaid expenses............................................  $445    $300
VAT refundable..............................................   120     126
Prepaid taxes...............................................    72      38
Due from employees..........................................   150       1
Deposits....................................................    73      45
Other.......................................................   104       1
                                                              ----    ----
                                                              $964    $511
                                                              ====    ====

Accrued expenses consist of the following (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
Accrued compensation and related payroll taxes..............  $  409    $  719
Professional fees...........................................     446       845
Clinical fees...............................................      99       175
Other.......................................................     275       340
                                                              ------    ------
                                                              $1,229    $2,079
                                                              ======    ======

                                INFLUENCE, INC.

4. GEOGRAPHIC AREA INFORMATION

The Company operates in one industry segment: the development and commercialization of disease management systems. Operating losses are determined by deducting from net revenues the related costs and operating expenses attributable to each geographic region. Research and development costs are reflected in the geographic region in which the activity was performed. The following table presents a summary of operations by geographic region.

                                         UNITED STATES     ISRAEL     GERMANY    ELIMINATIONS    CONSOLIDATED
                    (IN THOUSANDS)       -------------    --------    -------    ------------    ------------
1996
Operating losses.......................     $  (654)      $ (4,888)    $(113)      $     --        $ (5,655)
Total assets...........................      21,644          1,347       120         (5,154)         17,957
1997
Net sales..............................          --          1,114        --             --           1,114
Operating losses.......................         (26)       (10,634)      (21)           (35)        (10,716)
Total assets...........................      24,765          4,352       308        (20,704)          8,721
1998
Net sales..............................          --          5,624        --             --           5,624
Operating losses.......................      (1,039)        (9,359)       --           (637)        (11,035)
Total assets...........................      32,600          8,093       300        (34,066)          6,927

For the year ended December 31, 1998, approximately 45% of the Company's net sales were derived from exports to Europe.

5. FINANCING ARRANGEMENTS

In June 1999, the Company issued a note payable to a shareholder and director for $1.0 million. The note bears interest at the applicable federal rate (4.33% at December 31, 1998).


On August 17, 1998, the Company signed a distribution agreement with Indigo Medical, Incorporated ("Indigo"), a subsidiary of Johnson & Johnson ("J&J"), pursuant to which Indigo will become the Company's exclusive distributor outside the United States of the Company's current and future products in the fields of urology and gynecology and its radiotherapy product under development. In connection with this distribution agreement, the Company and Johnson & Johnson Development Corporation ("JJDC"), a subsidiary of J&J, entered into an investment agreement. The investment agreement provides, in addition to the $1.0 million note entered into in June 1998, that JJDC invest an additional $6.0 million in the Company. In exchange for the $6.0 million cash investment and the outstanding $1.0 million note, the Company entered into a new $7.0 million convertible note (the "J&J Note"). The J&J Note is automatically convertible into shares of the Company's Common Stock at the earlier of completing an initial public offering of Common Stock or May 1999. The J&J Note accrues interest at 10% per annum only from the date of any default and will convert at the initial public offering price upon completion of such offering. In the event the initial public offering is not completed by May 1999, the J&J Note and any accrued interest thereon will automatically convert into shares of Common Stock at a per share price equal to $82.0 million divided by the number of then outstanding shares of Common Stock and equivalents, as defined.


On June 22, 1998, the Company entered into a $6.0 million revolving line of credit agreement (the "Agreement") with a bank. Amounts drawn under the Agreement are guaranteed by a shareholder, who is also a member of the Board of Directors. Advances under the Agreement bear interest at 1% above the

                                INFLUENCE, INC.

5. FINANCING ARRANGEMENTS (CONTINUED)
London Interbank Offer Rate. There were no advances outstanding as of December 31, 1998. The Agreement expired on June 19, 1999.

In November 1996, the Company entered into an agreement with Medtronic, Inc. ("Medtronic") which granted Medtronic the option to purchase the Company on or before June 10, 1997 at a purchase price of $180.0 million (the "Agreement"). In December 1996, in connection with the Agreement, the Company issued a one-year convertible debenture to Medtronic in exchange for cash of $20.0 million. The convertible debenture accrued interest at the prime rate. Upon termination of the purchase option, the convertible debenture and accrued interest thereon automatically converted into shares of the Company's Common Stock at a per share price equal to $400.0 million divided by the number of then outstanding Common Stock and equivalents as defined in the Agreement. The convertible debenture, plus accrued interest of $838,000, was converted into 419,787 shares of Common Stock at a conversion price, in excess of fair value, of $62.55 per share on June 10, 1997.

6. INCOME TAXES

Income tax expense consists of the following (in thousands):

                                                      DECEMBER 31,
                                                          1998
                                                      ------------
Currently payable:
  Federal...........................................      $300
  State.............................................        20
                                                          ----
          Total.....................................      $320
                                                          ====

There were no income taxes paid in 1998.

Deferred income taxes arise from the recognition of certain items of expense in different years for tax and financial statement purposes. The principal sources of these differences are the different methods used for tax and financial statement purposes in reporting depreciation expense, start-up costs and certain accrued liabilities. For financial reporting purposes, a valuation allowance $1,954,000 as of December 31, 1997 and $189,000 as of December 31, 1998 has been recognized to offset the net deferred tax assets. Significant components of the Company's net deferred tax assets are as follows (in thousands):

                                                                DECEMBER 31
                                                              ----------------
                                                               1997      1998
                                                              -------    -----
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,484    $  --
  Expenses not currently deductible.........................      470      190
                                                              -------    -----
                                                                1,954      190
  Deferred tax liabilities:
  Depreciation..............................................       --       (1)
                                                              -------    -----
                                                                1,954      189
Valuation allowance.........................................   (1,954)    (189)
                                                              -------    -----
Net deferred tax assets.....................................  $    --    $  --
                                                              =======    =====

                                INFLUENCE, INC.

6. INCOME TAXES (CONTINUED)
The components of net loss were as follows (in thousands):

                                                                  YEARS ENDED DECEMBER 31
                                                              -------------------------------
                                                               1996        1997        1998
                                                              -------    --------    --------
Domestic....................................................  $  (576)   $    495    $   (636)
Foreign.....................................................   (5,197)    (11,345)    (10,641)
                                                              -------    --------    --------
Net loss....................................................  $(5,773)   $(10,850)   $(11,277)
                                                              =======    ========    ========

The Company's Israeli manufacturing facility has received "Approved Enterprise" status under Israeli tax law. As such, undistributed income derived from the Company's manufacturing facility in Israel will be tax-exempt for a maximum of two years after IMT has taxable income, and will be subject to a reduced income tax rate for a maximum of eight additional years (depending upon the level of foreign investment). In the event that IMT were to pay a dividend to the Company in the United States during any tax-exempt period, however, the amount of the dividend would be subject to the Israeli corporate income tax from which it was exempt, plus a 15% withholding tax. Further, license fees remitted to the Company in the United States will also be subject to a 15% withholding tax.

As of December 31, 1997 and 1998, the Company has net operating loss carryforwards and other future tax deductions for Israeli tax purposes of approximately $13.0 and $3.0 million and $20.0 million and $3.0 million, respectively, for which, due to the uncertainty of their realizability, no deferred tax assets have been recognized.

7. STOCKHOLDERS' DEFICIT

SERIES A CONVERTIBLE PREFERRED STOCK

The Company has authorized 850,000 shares of Preferred Stock, 750,000 of which have been designated as Series A Convertible Preferred Stock. The holders of the Series A Convertible Preferred Stock have no voting rights but their shares are convertible at any time at the option of the holder on a 1-for-1 basis into Common Stock. Each share of Series A Convertible Preferred Stock is automatically converted into 1 share of Common Stock prior to the closing of an initial public offering. Upon the dissolution or liquidation of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive $5.00 per share before any payments are made to the holders of any other shares of stock. Any remaining amount available after this payment will be distributed to holders of all outstanding shares equally.

Dividends, when and as declared by the Board, shall be payable to the holders of the Common Stock and Series A Convertible Preferred Stock in amounts consistent with the conversion ratio in effect on the dividend date.

STOCK OPTIONS

Under the Influence, Inc. 1995 Stock Option Plan (the "1995 Plan"), options are granted at prices determined by the Board of Directors, vest over various periods generally not exceeding five years, and terminate ten years from the date of grant. In June 1998, the Board canceled all remaining shares available for future grant under the 1995 Plan.

In June 1998, the Board authorized 995,400 shares of Common Stock for issuance pursuant to the Company's 1998 Long-Term Incentive Plan (the "1998 Plan"). Under the 1998 Plan, options are granted at prices determined by the Board of Directors, vest over various periods generally not exceeding four years and terminate ten years from the date of grant.

                                INFLUENCE, INC.

7. STOCKHOLDERS' DEFICIT (CONTINUED)
The following table summarizes the options to purchase shares of the Company's Common Stock under the Company's stock option plans:

                                                              SHARES                        WEIGHTED
                                                             AVAILABLE      OPTIONS         AVERAGE
                                                             FOR GRANT    OUTSTANDING    EXERCISE PRICE
                                                             ---------    -----------    --------------
Outstanding as of December 31, 1995........................   621,651        252,349         $ 3.21
  Granted..................................................  (534,300)       534,300           3.82
  Exercised................................................        --        (39,000)          3.21
  Canceled.................................................    21,060        (21,060)          3.21
                                                             --------      ---------
Outstanding as of December 31, 1996........................   108,411        726,589           8.67
  Additional shares reserved...............................   624,000             --
  Granted..................................................  (378,488)       378,488          10.79
  Exercised................................................        --        (15,600)          3.21
  Canceled.................................................    93,600        (93,600)         10.05
                                                             --------      ---------
Balance December 31, 1997..................................   447,523        995,877           5.52
  Additional shares reserved...............................   995,400             --             --
  Granted..................................................  (906,266)       906,266           5.07
  Canceled.................................................   414,055       (414,055)          9.02
  Terminated...............................................  (487,938)            --             --
                                                             --------      ---------
Balance December 31, 1998..................................   462,774      1,488,088         $ 3.58
                                                             ========      =========

The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                              WEIGHTED
                                                                              AVERAGE            WEIGHTED
                                                             NUMBER          REMAINING           AVERAGE
                RANGE OF EXERCISE PRICE                    OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
                -----------------------                    -----------    ----------------    --------------
$0.01..................................................       132,000           9.5               $ .01
$1.00 - $3.10..........................................       660,942           7.5                3.21
$4.50 - $9.00..........................................       695,146           9.4                6.68
                                                            ---------
                                                            1,488,088
                                                            =========

The weighted average grant date fair value of options granted during the year ended December 31, 1998 was $2.48 per share. All grants during 1998 were at prices lower than market prices and have been recorded as deferred compensation and amortized according to their vesting schedules.

At December 31, 1996, 1997 and 1998, 407,068, 538,382 and 924,762 options with weighted average exercise prices of $4.01, $4.20 and $3.86, respectively, were exercisable.

                                INFLUENCE, INC.

7. STOCKHOLDERS' DEFICIT (CONTINUED)
The following table summarizes information about stock options granted under the 1995 and 1998 Plans for the periods indicated:

                                                                 YEAR ENDED DECEMBER 31
                                          --------------------------------------------------------------------
                                                  1996                    1997                    1998
                                          --------------------    --------------------    --------------------
                                          WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED    WEIGHTED
                                          AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE
                                          EXERCISE      FAIR      EXERCISE      FAIR      EXERCISE      FAIR
                                           PRICE       VALUE       PRICE       VALUE       PRICE       VALUE
                                          --------    --------    --------    --------    --------    --------
Options granted at market price.......     $3.21       $0.46       $10.79      $2.52       $  --       $  --
Options granted below market price....      3.73        3.42           --         --        5.37        2.48

The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25. Had compensation expense for options granted to employees been determined based upon the estimated grant date fair value pursuant to SFAS 123, the Company's net loss and net loss per share would have been as follows (in thousands, except per share amounts):

                                                                    YEAR ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1996        1997        1998
                                                                -------    --------    --------
Pro forma net loss..........................................    $(6,077)   $(11,151)   $(11,277)
                                                                =======    ========    ========
Pro forma net loss per share................................    $  (.97)   $  (1.71)   $  (1.73)
                                                                =======    ========    ========

The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions: dividend yield of 0%; risk-free annual interest rates of 5.21% to 6.42%, 6.20% and 5.45% for the years ended December 31, 1996, 1997 and 1998, respectively, and an expected option term of three years for all years presented.

During 1996, 1997 and 1998, the Company granted 109,200, 59,000, and 242,980 options, respectively, to consultants in exchange for services. The 1996 options vested immediately and resulted in $837,000 of compensation expense. The 1997 and 1998 options resulted in deferred compensation of $101,000 and $311,000, respectively, which will be amortized over various vesting periods up to five years.

During the year ended December 31, 1996 and 1998, the Company granted options to employees to purchase 366,445 and 663,286 shares of Common Stock at a weighted average exercise price of $3.21 and $5.15 per share, respectively. These options have various vesting periods from immediately to up to five years. The Company recorded $610,000 and $1,246,000 of deferred compensation for 1996 and 1998, respectively.

Amortization and cancellation of deferred compensation were $327,000 and $-0-, respectively, for the year ended December 31, 1996, $171,000 and $76,000, respectively, for the year ended December 31, 1997, and $1,358,000 and $48,000, respectively, for the year ended December 31, 1998.

8. RELATED PARTY TRANSACTIONS

Two founders of the Company are also General Managers of InStent Israel, Ltd., ("InStent"), a subsidiary of Medtronic. Medtronic is a principal shareholder of the Company. There have been no material related party transactions between InStent and the Company.

During 1994 and 1995, the Company acquired certain technologies for use in its research and development programs from NMB Medical Applications, Ltd. ("NMB"), an affiliate of the Company by way of

                                INFLUENCE, INC.

8. RELATED PARTY TRANSACTIONS (CONTINUED) common ownership. As consideration for the technology, the Company paid $327,000 and expensed this amount as the technology had no alternative future use.

Under the terms of a management agreement, which commenced in March 1995, the Company is obligated to pay a minimum management fee of $7,000 per month to NMB in lieu of compensation to two of the Company's founders. The Company incurred management fees in connection with this agreement totaling $224,000 for the year ended December 31, 1996. As of July 1, 1996, required payments under the formal management agreement has ceased and the two founders entered into employment agreements pursuant to which each was to receive an annual salary of $150,000 and certain other fringe benefits. Subsequently, at the founders requests, payments have continued to NMB to fulfill the Company's obligation under such employment agreements. The Company incurred fees totaling $371,000 and $183,000 under the employment agreements for the years ended December 31, 1997 and 1998, respectively. Included in accrued expenses at December 31, 1996, 1997 and 1998 were management fees payable totaling approximately $144,000, $46,000 and $-0-, respectively.

In April 1996, the Company entered into an agreement with Jessco Medical Supply ("Jessco"), under which the Company pays $2,500 per month for consulting services. One of the Company's Board members is the owner of Jessco. The Company paid $23,000, $30,000 and $-0- to Jessco for consulting services for the years ended December 31, 1996, 1997 and 1998, respectively.

Between June 10, 1996 and November 7, 1996, the Company borrowed $3.0 million from a stockholder in exchange for promissory notes which bore interest at the Applicable Federal Rate as defined by the Internal Revenue Code. On December 18, 1996, the Company repaid the notes, plus accrued interest of $59,000.

In March, 1998 the Company reached an agreement in principle with Galil Medical Ltd., an affiliate of ESC Medical Systems, Ltd ("ESC"), under which the companies have agreed to form a joint venture to develop technology and product in the cryo-surgery field. Material terms, including commitments under the agreement are subject to final negotiation. One of the Company's Board members is the Chief Executive Officer and Chairman of the Board of ESC.

9. COMMITMENTS AND CONTINGENCIES

The Company occupies most of its facilities under long-term operating leases. Certain leases contain escalation provisions and renewal options. Future minimum rental payments under noncancelable operating leases at December 31, 1998 are as follows:

Period ended December 31:
  1999.............................................    $  241,000
  2000.............................................       458,000
  2001.............................................       455,000
  2002.............................................       343,000
  2003.............................................       152,000
  2004 and beyond..................................        64,000
                                                       ----------
                                                       $1,713,000
                                                       ==========

Rent expense totaled approximately $66,000, $145,000 and $322,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

Israeli labor laws and agreements require IMT to make severance payments to employees in certain circumstances. Severance accruals are recorded in the consolidated balance sheets and funded by the

                                INFLUENCE, INC.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED) purchase of managers' insurance policies with insurance companies and by deposits made with a recognized severance fund. The severance liability was $193,000 at December 31, 1997 and $85,000 at December 31, 1998.

The Company is involved in a patent infringement suit filed in the Northern District of California. The Company denies the allegations brought against it, plans to vigorously defend its case and has filed related counterclaims.

The Company has entered into an employment agreement with one of its officers which expires in May 1999. The agreement provides for a minimum annual salary level of $150,000, as well as for incentive bonuses which are payable upon attainment of certain performance criteria established from time to time by the Board of Directors.

The Company is subject to various legal proceedings and other matters which arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these matters will not materially affect the results of operations or financial position of the Company.

In March 1998, the Company entered into a Technology Development and License Agreement with The Titan Corporation ("Titan") and TomoTherapeutics, Inc. ("TTI"), a subsidiary of Titan (the "TTI Agreement"). Under the terms of the TTI Agreement, the Company was granted a license to certain patented technology, agreed to purchase certain tangible assets from TTI and to work initially with TTI, and subsequently on its own, to develop and market products based on the licensed technology. Upon completion of certain performance milestones by the Company, the Company will issue up to 35,714 shares of its Common Stock to TTI. In the event the Company realizes any revenues resulting from future products developed pursuant to the TTI Agreement, the Company is obligated to pay the greater of $200,000 or a royalty of 8% on such revenues until the Company has paid cumulative royalties of $2.0 million. Thereafter, the Company is obligated to pay TTI a royalty of 5% on revenues resulting from future products developed pursuant to the TTI Agreement. Payments under this agreement were $33,000 in 1998.

10. SUBSEQUENT EVENTS

On November 12, 1999, the Company entered into an Agreement and Plan of Merger (the "Agreement") under which the Company's Common Stock and Preferred Stock issued and outstanding immediately prior to closing will be purchased for the agreed-upon merger consideration as defined in the Agreement.

On November 12, 1999, the Company and JJDC agreed to terminate the distribution agreement between the Company and Indigo and convert the JJDC note into 674,082 shares of the Company's Common Stock.

                               INSIDE BACK COVER

                                         AMS 700(TM) PENILE PROSTHESIS    [Diagram of related anatomy]
[Picture of AMS 700
Penile Prosthesis]                       Penile implants are used to
                                         treat erectile dysfunction.
                                         We offer a full line of
                                         implants to serve a variety
                                         of patient and physician
                                         needs.

                                         UROLUME(R) ENDOPROSTHESIS        [Diagram of related anatomy]
[Picture of Urolume]
                                         Stents are used to treat
                                         strictures and BPH in men.

                                         INJECTX(TM) SYSTEM               [Diagram of related anatomy]
[Picture of InjecTx probe]
                                         Injection of ethanol into the
                                         prostate is a
                                         development-stage product for
                                         treatment of BPH.

                                6,250,000 SHARES
                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
                                  COMMON STOCK

                    [AMERICAN MEDICAL SYSTEMS HOLDINGS LOGO]

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

Until             , 2000, all dealers that effect transactions in these
securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. BANCORP PIPER JAFFRAY
                         BANC OF AMERICA SECURITIES LLC
                                   CHASE H&Q

                                               , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by AMS in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.

                                                   AMOUNT TO BE PAID
                                                   -----------------
SEC registration fee...........................       $   24,700
NASD fee.......................................       $    9,125
Nasdaq listing fee.............................       $   95,000
Blue Sky fees and expenses.....................       $    5,000
Legal fees and expenses........................       $  300,000
Accounting fees and expenses...................       $  250,000
Printing expenses..............................       $   75,000
Transfer agent fees............................       $   20,000
Miscellaneous..................................       $  221,175
                                                      ----------
       Total...................................       $1,000,000
                                                      ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Law and our amended and restated certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of AMS made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses including attorney's fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of AMS. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

We also maintains a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since July 20, 1998, our date of incorporation, we have issued and sold the following securities without registration under the Securities Act in reliance on Section 4(2) of the Securities Act:

(1) In July 1998, we sold all of the then outstanding shares of our common stock to Warburg Pincus at a cash price of $1.00 per share for a total price of $10.00.

(2) In connection with our recapitalization in September 1998, we made the following sales of stock:

       - Warburg Pincus purchased 19,000 shares of our series A preferred stock at $1,000 per share, 200,000 shares of our series B preferred stock at $5.00 per share and 3,600,000 shares of our series C preferred stock for $5.00 per share, for a total purchase price of $38,000,000 which included retiring the initial shares it received upon our formation in July 1998;

       - Vertical Fund Associates, L.P. purchased 500 shares of our series A preferred stock at $1,000 per share, and 100,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $1,000,000 in cash;

       - Standby Fund 1998 purchased 125 shares of our series A preferred stock at $1,000 per share, and 25,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $250,000 in cash;

       - AMS Investors purchased 250 shares of our series A preferred stock at $1,000 per share, and 50,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $500,000 in cash; and

       - Second Century Growth Deferred Compensation Plan purchased 125 shares of our series A preferred stock at $1,000 per share, and 25,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $250,000 in cash.

(3) In September 1998, Warburg Pincus sold Sam B. Humphries 200 shares of our series A preferred stock at $1,000 per share, and 40,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $400,000 in cash.

(4) In June 1999, we sold to Douglas W. Kohrs 250 shares of our series A preferred stock at $1,000 per share, and 50,000 of our series B preferred stock at $5.00 per share, for a total purchase price of $500,000 in cash.

(5) In July 1999, we sold to Crane Island Venture LLC 40 shares of series A preferred stock at $1,000 per share, and 8,000 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $120,000 in cash.

(6) In July 1999, we sold Upper Lake Growth Capital LLC 460 shares of our series A preferred stock at $1,000 per share, and 92,000 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $1,380,000 in cash.

(7) In connection with our acquisition of Influence in December 1999 we sold to seven of our current stockholders:

       - Warburg Pincus purchased 6,410 shares of our series A preferred stock at $1,000 per share, 118,072 shares of series D preferred stock at $10.00 per share and 1,163,856 shares of series E preferred stock at $10.00 per share, for a total purchase price of $19,229,280;

       - Vertical Fund Associates purchased 169 shares of our series A preferred stock at $1,000 per share and 33,735 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $506,350;

       - AMS Investors II purchased 126 shares of our series A preferred stock at $1,000 per share, and 25,301 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $379,010;

       - Second Century Growth Deferred Compensation Plan purchased 42 shares of our series A preferred stock at $1,000 per share and 8,434 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $126,340;

       - Upper Lakes Growth Capital purchased 155 shares of our series A preferred stock at $1,000 per share and 31,036 of our series D preferred stock at $10.00 per share, for a total purchase price of $465,360;

       - Douglas W. Kohrs purchased 84 shares of our series A preferred stock at $1,000 per share and 16,867 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $252,670; and

       - Crane Island Ventures purchased 13 shares of our series A preferred stock at $1,000 per share and 2,699 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $39,990.

(8) From September 1998 through August 2000, we granted options to employees under our 2000 Equity Incentive Plan to purchase an aggregate of 1,249,250 shares of common stock at a price of $5.00 per share, 12,000 shares of common stock at a price of $20.00 per share, and 80,500 shares of common stock at a price of $25.00 per share. During this period 270,813 shares were canceled upon termination of employment. As of August 2, 2000, 29,000 shares underlying these options have been exercised and 1,041,937 remain outstanding.



(9) From December 1998 through May 1, 2000 we granted options to purchase a total of 50,000 shares of our common stock to non-employee directors under the 2000 Equity Incentive Plan. All were issued with a per share exercise price of $5.00. None of these options have been exercised and as of May 1, 2000, and therefore, all remained outstanding.


The above option grants were made in reliance on Rule 701 or Section 4(2) under the Securities Act. With regard to our reliance upon the exemptions set forth in the previous sentence, we made inquiries to establish that these sales qualified for exemptions from the registration requirements. In particular, we confirmed that:

       - all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us;

       - each investor made representations that he or she was sophisticated in relation to this investment and we have no reason to believe these representations were incorrect;

       - each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and

       - offers and sales within any offering were made to a limited number of persons.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.

See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

(b) FINANCIAL STATEMENT SCHEDULES.

Not applicable.

ITEM 17. UNDERTAKINGS.

(a) The Registrant undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in denominations and registered in names as required by the Underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
        (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota on this 4th day of August 2000.


                                    AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

                                    By:         /s/ DOUGLAS W. KOHRS
                                       -----------------------------------------
                                        Douglas W. Kohrs
                                        President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated, on August 4, 2000.


               SIGNATURE                                             TITLE
               ---------                                             -----

         /s/ DOUGLAS W. KOHRS              Director, President and Chief Executive Officer (Principal
---------------------------------------    Executive Officer)
           Douglas W. Kohrs

         /s/ GREGORY J. MELSEN             Chief Financial Officer (Principal Financial Officer and
---------------------------------------    Principal Accounting Officer)
           Gregory J. Melsen

                   *                       Director
---------------------------------------
        Elizabeth H. Weatherman

                   *                       Director
---------------------------------------
            James T. Treace

                   *                       Director
---------------------------------------
     Christopher H. Porter, Ph.D.

                   *                       Director
---------------------------------------
           David W. Stassen

                   *                       Director
---------------------------------------
           Richard B. Emmitt

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION OF DOCUMENT
-----------                           -----------------------
    1.1*            Form of Underwriting Agreement.
    2.1*            Exchange Agreement, dated April 17, 2000, among American
                    Medical Systems Holdings, the then current stockholders of
                    American Medical Systems, Inc. and American Medical Systems,
                    Inc.
    2.2*            Exchange Agreement, dated April 17, 2000, between American
                    Medical Systems Holdings, Inc. and American Medical Systems,
                    Inc.
    2.3*            Asset Purchase Agreement, dated July 21, 1998, among Pfizer
                    Inc., the Asset Selling Corporation and WPAMS Acquisition
                    Corp.
    2.4*            Amendment No. 1 to Asset Purchase Agreement, dated September
                    10, 1998, among Pfizer Inc., the Asset Selling Corporation and WPAMS Acquisition Corp.
    3.1*            Amended and Restated Certificate of Incorporation of
                    American Medical Systems Holdings, Inc.
    3.2*            Bylaws of American Medical Systems Holdings, Inc.
    4.1*            Registration Rights Agreement, dated June 30, 2000, among
                    the investors listed on Schedule 1 to the Agreement and
                    American Medical Systems Holdings, Inc.
    5.1*            Opinion of Oppenheimer Wolff & Donnelly LLP.
   10.1*            Stockholders Agreement, dated April 17, 2000, among Warburg,
                    Pincus Equity Partners, L.P., the then existing stockholders of American Medical Systems Holdings, Inc. and American
                    Medical Systems Holdings, Inc.
   10.2*            Employment Agreement, dated April 23, 1999, between Douglas
                    Kohrs and American Medical Systems, Inc.
   10.3*            Amendment to the Employment Agreement, dated April 17, 2000, between Douglas Kohrs and American Medical Systems, Inc.
   10.4*            Stock Option Agreement, dated April 23, 1999, between
                    Douglas Kohrs and American Medical Systems, Inc.
   10.5*            Employment Agreement, dated March 24, 1999, between Gregory
                    J. Melsen and American Medical Systems, Inc.
   10.6*            Employment Agreement, dated May 1, 1999, between Johann
                    Neisz and American Medical Systems, Inc.
   10.7*            Employment Agreement, dated July 22, 1999, between Jan
                    Daniel Ruys and American Medical Systems Benelux B.V.B.A.
   10.8*            Consulting Agreement, dated September 1, 1999, between
                    Medical Genesis and American Medical Systems, Inc.
   10.9*            2000 Equity Incentive Plan.
   10.10*           Form of Incentive Stock Option Agreement.
   10.11*           Form of Non-Qualified Stock Option Agreement.
   10.12*           Employee Stock Purchase Plan.
   10.13*           American Medical Systems Nonfunded Deferred Compensation and
                    Supplemental Savings Plan.
   10.14*           American Medical Systems Nonfunded Supplemental Retirement
                    Plan.
   10.15*           2000 Management Incentive Plan.

EXHIBIT NO.                           DESCRIPTION OF DOCUMENT
-----------                           -----------------------
   10.16*           Leasing Contract among Oil and Energy Infrastructures, Ltd.,
                    Fuel Products Line, Ltd. and Influence Medical Technologies
                    Ltd.
   10.17*           Agreement and Plan of Merger, dated November 12, 1999, by
                    and among American Medical Systems, Inc., Persuade Merger
                    Corp, Influence, Inc., Globerman Engineering Ltd., Urotek
                    Ltd., Katsumi Oneda and Lewis C. Pell.
   10.18*           First Amendment to Agreement and Plan of Merger, dated
                    December 15, 1999, by and among American Medical Systems,
                    Inc., Persuade Merger Corp, Influence, Inc., Globerman
                    Engineering Ltd., Urotek Ltd., Katsumi Oneda and Lewis C.
                    Pell.
   10.19*           Second Amendment to Agreement and Plan of Merger, dated
                    April 17, 2000, by and among American Medical Systems, Inc.,
                    Persuade Merger Corp, Influence, Inc., Globerman Engineering
                    Ltd., Urotek Ltd., Katsumi Oneda and Lewis C. Pell.
   10.20*           Exchange Agreement, dated December 16, 1999, between
                    American Medical Systems, Inc. and Urotek Ltd.
   10.21*           First Amendment to Exchange Agreement, dated April 17, 2000, between American Medical Systems Holdings, Inc., American
                    Medical Systems, Inc. and Urotek Ltd.
   10.22*           Credit Agreement, dated March 24, 2000, among American
                    Medical Systems, Inc., American Medical Systems Holdings,
                    Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger
                    and sole book manager.
   10.23*           Security Agreement, dated March 24, 2000, among American
                    Medical Systems Holdings, Inc., American Medical Systems,
                    Inc., Influence, Inc. and Banc of America, N.A.
   10.24*           Form of Revolving Note issued under Credit Agreement.
   10.25*           Form of Tranche A Term Note issued under Credit Agreement.
   10.26*           Form of Tranche B Term Note issued under Credit Agreement.
   10.27*           Parent Joinder Agreement, dated March 24, 2000, between
                    American Medical Systems Holdings, Inc. and Bank of America,
                    N.A.
   10.28*           Pledge Agreement, dated March 24, 2000, among American
                    Medical Systems Holdings, Inc., American Medical Systems,
                    Inc., Influence, Inc. and Banc of America, N.A.
   10.29*           Guaranty and Investment Agreement, dated March 24, 2000,
                    among Warburg, Pincus Equity Partners, L.P., other
                    affiliates of Warburg Pincus and Bank of America, N.A.
   10.30*           Letter Agreement, dated March 24, 2000, among Warburg,
                    Pincus Equity Partners, L.P., other affiliates of Warburg
                    Pincus and Bank of America, N.A.
   10.31*           Separation Agreement, dated April 23, 1999, between American
                    Medical Systems, Inc. and Sam B. Humphries.

EXHIBIT NO.                           DESCRIPTION OF DOCUMENT
-----------                           -----------------------
   10.32*           Letter Agreement, dated September 27, 1999, amending the
                    Separation Agreement between American Medical Systems, Inc.
                    and Sam B. Humphries.
   10.33*           Non-Recourse Promissory Note, dated September 25 1998,
                    executed by Sam B. Humphries in favor of American Medical
                    Systems, Inc.
   10.34*           Pledge Agreement, dated September 25, 1998, between Sam B.
                    Humphries and American Medical Systems, Inc.
   10.35*           Separation Agreement, dated April 29, 1999, between Helen
                    Vallerand and American Medical Systems, Inc.
   10.36*           Separation Agreement, dated July 15, 1999, between William
                    R. Stein and American Medical Systems, Inc.
   10.37*           Release Agreement, dated December 3, 1998, by David Booth.
   10.38*           Release Agreement, dated October 28, 1998, by Roger
                    Mitchell.
   10.39*           Mortgage and Security Agreement and Fixture Financing
                    Statement with Assignment of Leases and Rents, dated April
                    17, 2000, between American Medical Systems, Inc. and Bank of
                    America, N.A.
   16.1*            Letter from KPMG LLP, dated July 17, 2000
   21.1*            List of Subsidiaries.
   23.1**           Consent of Ernst & Young LLP.
   23.2*            Consent of KPMG LLP.
   23.3*            Consent of PricewaterhouseCoopers LLP.
   23.4*            Consent of Oppenheimer Wolff & Donnelly LLP (included in
                    Exhibit 5.1).
   24.1*            Power of Attorney. (Included on page II-5)
   27.1**           Financial Data Schedule.


---------------------------------------------

 *Previously filed.

**Filed with this Amendment No. 3.